PE
9-30-02

>>

AVAYA

helping businesses drive down costs and increase profits today, with solutions they can build on tomorrow.

enabling companies to please their customers in new ways, and making the workplace more productive.

delivering communications systems, applications and services revolutionary in function yet evolutionary in adaptation.

responding to market changes to strengthen our company and make the most of the opportunities that lie ahead.

proving ourselves every day.

Avaya. Helping enterprises reach a higher plane of communication—
and realize substantial, real-world results

now.


AVAYA

PATRICK MAGYAR, CEO OF FIFA MARKETING >>
FIFA
ZUG, SWITZERLAND



real results.

A.

- A VAST, COMPLEX, SECURE COMMUNICATIONS NETWORK UP AND RUNNING IN JUST FOUR MONTHS
- SAVINGS OF OVER $200,000 IN A SINGLE MONTH THROUGH IP TELEPHONY
- FAULT-TOLERANT NETWORK ENGINEERED FOR 100 PERCENT UPTIME
- WIRELESS HIGH-SPEED INTERNET ACCESS FOR HUNDREDS OF OFFICIALS, TEAMS AND JOURNALISTS
- 3.2 MILLION IP AND ANALOG CALLS — 100,000 IP CALLS ON AN AVERAGE MATCH DAY

A massive converged communications network designed, built and managed by Avaya. Last summer Avaya scored with the whole world watching. We designed, built and managed the communications network behind the 2002 FIFA World Cup™, the quadrennial spectacle that rivals the Olympics in scope and popularity. Held in Korea and Japan, the games generated more voice and data traffic in a single month than many large companies experience in a year. Avaya Services personnel and partners from five continents created a secure Internet Protocol (IP) network bridging the two countries and disparate technologies in four months — a feat that normally would take a year. Linking 20 stadiums, plus media centers and tournament headquarters, the network supported mission-critical applications — from logistics for 32 teams and accreditation of 160,000 people, to the distribution of information to broadcasters beaming coverage of the games to billions of viewers. The event marked the first time FIFA World Cup broadcasters entrusted the data feed to a third party. Throughout the matches Avaya Services' remote monitoring and network management tools kept the network running smoothly — 98 percent of fixes were made without dispatching a technician. The use of IP telephony saved FIFA (Fédération Internationale de Football Association) more than $200,000 by routing phone calls over FIFA's private computer network. And more than 8,000 kilometers of Avaya SYSTIMAX® cabling ensured network capacity. The bottom line is clear, says Patrick Magyar, CEO of FIFA Marketing: "The communications network surpassed our expectations."

HOW CAN WE CUT COSTS, PREPARE FOR THE FUTURE *AND* SCOOP THE COMPETITION?


The Seattle Times

THOMAS DUNKERLEY, I.T. COMMUNICATIONS CHIEF >>
THE SEATTLE TIMES
SEATTLE, WASHINGTON


ults.

A:

- COST-EFFECTIVE CONVERGED NETWORK USING NEW AND EXISTING INFRASTRUCTURE COMPONENTS
- IP TELEPHONY SLASHING ANNUAL CIRCUIT COSTS BY A PROJECTED $56,000
- LESS NEED FOR NETWORK ADMINISTRATION TIME — MORE TIME TO FOCUS ON STRATEGIC ISSUES
- ABILITY TO GET PEOPLE UP AND RUNNING AT NEW WORKSTATIONS FAST, CUTTING MOVING COSTS AND DAYS OF LOST PRODUCTIVITY

An ultra-modern converged network that saves money and helps hardworking journalists be even more productive.
When a Pulitzer Prize-winning newspaper strives to keep making headlines in a new century, it needs a communications network that is right for today but ready to support tomorrow's applications. In 2002, Avaya began to deliver exactly that to *The Seattle Times,* with an IP network installation that is moving the paper into the world of integrated voice and data while making as much use as possible of existing systems and components. For *Times* staffers, one thing hasn't changed: Avaya reliability — because the new Avaya components and software are as dependable as the Avaya systems they replaced. The *Times* is reaping substantial cost savings through IP telephony, including a projected $56,000 a year in circuit costs and technical administration. And the *Times* is benefiting from the ability to get people up and running at new desks in minutes rather than days. "Reporters on the new network basically move themselves," says I.T. Communications Chief Thomas Dunkerley. "They just plug in and go — the productivity gains are immeasurable." But not any networking company can succeed at such a job. "The Avaya Networking Consulting Services team is by far the sharpest group of engineers that we have ever dealt with," Dunkerley says. "The installation team members are consummate professionals. Their very efficient work ensured full business continuity and allowed us to do away with a switch at our other location — we got back the cost of the upgrade right there." The newspaper also plans to add Avaya Unified Messenger® to its communication arsenal, to give reporters the ability to listen to email messages over the phone, or read voicemail messages on their computer screens. "When your business is breaking news, fast reachability is everything," says Dunkerley. "The Avaya relationship gives our people a clear competitive advantage."

HOW CAN WE RAISE CUSTOMER SERVICE TO THE LEVEL OF THE MERCEDES-BENZ BRAND?

Mercedes-Benz


S NN 6992

PRUDENCE HENDERSON, CONTACT CENTER OPERATOR >>
MERCEDES-BENZ
MAASTRICHT, NETHERLANDS



results.

A.

- A SUPER-EFFICIENT, STATE-OF-THE-ART CALL CENTER FOR ALL EUROPEAN CUSTOMERS
- ABILITY TO SOLVE PROBLEMS AND PROVIDE ASSISTANCE IN SIX LANGUAGES ACROSS 11 COUNTRIES
- ABILITY TO STRIVE FOR 100 PERCENT AVAILABILITY, 24/7 CUSTOMER-SERVICE EXCELLENCE
- A CLEAR COMPETITIVE ADVANTAGE WITHIN THE LUXURY CAR CLASS, THANKS TO A NEW DIMENSION IN CUSTOMER CARE

A service platform built on a suite of advanced Avaya technologies. When it comes to automotive excellence, few names compare with Mercedes-Benz®. In this class, a brand is more than a car— it's an enveloping experience. That's why Mercedes-Benz supports its brand with outstanding customer service, the heart of which, in Europe, is Mercedes-Benz' Customer Assistance Center (CAC), an award-winning, Netherlands-based call center revamped by Avaya in 2002. Answering questions and solving problems in six languages and 11 countries, the CAC's primary mission, says CIO Thor Tielemans, is 24-hour roadside assistance. "This means our big focus is availability—because when someone breaks down, the last thing they want to hear is that the call center is down, too." Today, availability is provided by a high-capacity Avaya infrastructure that is driving the center toward its goal of 100 percent uptime. A new Avaya local area network (LAN), meanwhile, assures reliability through a fully redundant arrangement of switches in the CAC's two buildings. Besides ensuring that calls are answered, the network provides intelligent routing that identifies incoming traffic by country and directs customers in their own language. The new network also supports the CAC's plans for future growth, including migration to IP telephony to increase capacity and pare costs. Among new developments that will increase traffic is the proliferation of self-monitoring cars, which use onboard computers to monitor systems and communicate information to service representatives while the customer is on the phone. At Mercedes-Benz, such cars will become standard fixtures within the next few years. It's part of the carmaker's effort to create a whole new dimension in customer service. Says Tielemans: "Avaya's solution is the perfect platform."

HOW CAN I RUN MY BUSINESS AS IF I'M DOWN THE HALL WHEN I'M 1,000 MILES AWAY?



HomeNet

JESSE BITER, FOUNDER AND CEO >>
HOMENET, INC.
OSPREY, FLORIDA



A.

- CEO'S FREEDOM TO WORK REMOTELY — AND STAY FULLY CONNECTED
- $300–$500 A MONTH SAVED ON LONG-DISTANCE CHARGES
- VASTLY INCREASED PRODUCTIVITY THROUGH ONE-BUTTON ACCESS TO EMPLOYEES
- EASY "LOCAL" ACCESS TO DISTANT CUSTOMERS THROUGH IP TELEPHONY

An Avaya IP solution that creates a virtual office wherever you are. For Jesse Biter, freedom these days is spelled "IP"—in particular, the Avaya™ IP Office Solution for small businesses. Biter, founder and CEO of HomeNet, Inc., a 10-employee computer services and Web-hosting firm, decided to live and work in Florida even though his company was based in Pennsylvania. HomeNet's phone system, though, wasn't built for telecommuting; getting through to people — or even getting messages—turned out to be a daunting task. In search of a cutting-edge solution, Biter chose an Avaya system with real clout—one that gave him (and his distant employees) one-touch access to each other and provided remote "local" calling through the office system, all without incurring long-distance charges. Biter and his staff also received voicemail, an automated operator, three-way conferencing and a host of other features. Cost-cutting aside, "it's amazing how much better we communicate," he says. "The boost in productivity has been very substantial. For companies our size, with remote workers, this is the phone of the future. It's like going from radio to HDTV." One other major benefit of the Avaya system is that clients have grown more at ease with Biter's long-distance relocation. "When they call the Pennsylvania office, they're put on hold and I pick up—it's like I'm right there. If they were worried that service was going to suffer, it's clear now that it hasn't, and won't."

Avaya at-a-glance

Avaya helps enable businesses to achieve superior results by designing, building and managing their communications networks and applications. More than 1 million enterprises worldwide, including 90 percent of the FORTUNE 500®, rely on Avaya solutions and services to enhance value, improve productivity and gain competitive advantage. Driving the convergence of voice and data communications with business applications — and distinguished by full life-cycle, worldwide services — Avaya helps customers leverage existing and new networks to unlock value and enhance business performance. We are 18,000+ people in 90 countries, supported by 2,500 partner companies.

AVAYA LABS >> The solutions of tomorrow are being realized through the work of our visionary research and development group and its more than 1,700 U.S. patents and applications. Avaya Labs scientists and engineers are making advances in speech and multimedia interfaces, presence-aware applications, communication middleware, network assessment and monitoring, wireless voice over IP, security, reliability, scalability, data analysis and software technologies, secure communications, software and wireless solutions.

CONVERGED SYSTEMS AND APPLICATIONS >> Avaya provides evolutionary and transformational infrastructure and applications solutions, including IP telephony, contact centers, unified communications, local and wide area networking, wireless networking, conferencing, virtual private networks, security products, and network management solutions.

2002 CUSTOMER HIGHLIGHTS >>

U.S. Government Not one customer but many: The House of Representatives, State Department, Military (Air Force, Army, Marines, Navy), the FBI and IRS — all invest in Avaya reliability. Some of these are among the first customers of Avaya's broad Communications Continuity Solutions, adapted for businesses as well.

Pebble Beach Resorts Using the newest Avaya contact-center technologies, the world-famous resort has eliminated dropped calls and reduced minutes-long waits to seconds. Advanced routing techniques ensure experienced agents handle complex reservations. The gains in customer care increased completed reservations by 5 percent.

Freshfields Bruckhaus Deringer Avaya helps unify this leading global law firm and its 6,000 employees with Avaya Unified Messenger®. Time-crunched attorneys in 28 offices in Europe, Asia and the Americas can save 30 minutes a day managing voice, fax and email messages via PC, phone or the Internet. Efficient flow of information helps to keep their clients happy.

real results.



PEBBLE BEACH RESORTS

- IMPROVED RESERVATION CLOSURE RATE, THANKS TO BETTER CUSTOMER SERVICE, RESULTING IN POTENTIAL INCREASED REVENUES OF $200,000 PER WEEK
- DRAMATIC IMPROVEMENT IN CUSTOMER CALL-HANDLING CAPABILITIES
- HELPFUL, TARGETED CUSTOMER SERVICE, MATCHING CALLER NEEDS WITH THE MOST APPROPRIATE AGENT

SERVICES >> Avaya Services helps customers design, build, and manage communication networks worldwide. Comprehensive life-cycle solutions include Network Consulting and Assessment; Security; Integration; and Implementation, as well as maintenance and management. We service Avaya and non-Avaya equipment, and support multiple technologies, such as IP telephony, contact centers, messaging and local/wide-area networks. Our technicians and consultants employ industry-leading patented tools to analyze, diagnose and monitor networks for optimum performance.

2002 CUSTOMER HIGHLIGHTS >>

CNA Financial Corporation, a leading global insurance provider, signed on for a three-year managed-services deal saving CNA nearly $13 million over the life of the agreement. Avaya is maintaining voice switches made by itself plus those of another voice system manufacturer. The network serves 16,000 CNA employees across the U.S.

Dana Brake and Chassis Agents in three contact centers serve 50,000 inquiries a month from service shops and truckers who can't afford delays. With its network served by Avaya EXPERT SYSTEMS℠ and remote maintenance, the Illinois company often doesn't know when network problems occur because 96 percent of the time they're fixed without a hiccup.

Dollar Rent A Car delights customers with service, and in turn uses Avaya Services to help ensure business continuity. When lightning hit its Oklahoma call center, burning out crucial call-processing hardware, our prompt repairs had the operation up and running in under 24 hours, saving Dollar time *and* dollars.

A Leader in Enterprise Communication

>> Avaya
>> All others


13%

#3 in Global IP Telephony*

>> Avaya
>> All others


34%

#1 in North American Call Centers*

>> Avaya
>> All others


27%

#1 in Global Unified Communication*

>> Avaya
>> All others


40%

#1 in U.S. PBX Maintenance Services*

*Market-share figures based on reports issued by independent industry analysts in 2002

SMALL AND MEDIUM BUSINESS SOLUTIONS >> Avaya is focused on the unique needs of small- to medium-size businesses, enabling them to benefit quickly from powerful capabilities — like IP telephony — through advanced, scalable hardware and software application solutions. An award-winning, leading-edge portfolio, including data and wireless LAN products, delivers lower total cost of ownership and faster return on investment. Avaya supports its SMB program with service offerings.

2002 CUSTOMER HIGHLIGHTS >>

Rod Stewart Not just a singer but a business: Rod Stewart leads a five-person company with global marketing operations conducted by a tight-knit touring group. Back at his mansion south of London, England, their own Avaya IP-based network remotely manages email, phone calling and Internet. Sized and priced for small businesses, its features match those found in large networks.

Red Deer Public Library The Alberta, Canada, library system serves 70,000 users with the help of Avaya IP Office, installed just weeks after product launch in 2002. Part of a local fiber-linked set of government, school and research facilities, the library takes advantage of high-tech networking with IP-based voicemail, services that extend to staff working from home, and phones that enable temporary user groups to carry their own "extension" anywhere in the buildings.

real results.



FRESHFIELDS BRUCKHAUS DERINGER

- ATTORNEYS CAN SAVE UP TO HALF AN HOUR A DAY MANAGING MULTIPLE MESSAGE TYPES WITH AVAYA UNIFIED COMMUNICATION
- INTEGRATION WITH MICROSOFT EXCHANGE® PLATFORM ALLOWS EASY GLOBAL INSTALLATION AND ADOPTION
- FASTER INQUIRY RESPONSES HELP IMPROVE CLIENT RELATIONSHIPS

CONNECTIVITY SOLUTIONS >> Avaya supports transitions to higher bandwidth networking, from the service provider to the enterprise and down to the desktop. Our range includes structured copper cabling systems, structured fiber-optic cabling systems and electronic cabinets, sold in 140 countries. Our fiber-optic SYSTIMAX LazrSPEED® solution supports 10 gigabits-per-second serial transmission.

2002 CUSTOMER HIGHLIGHTS >>

BankBoston Brazil Avaya concluded Brazil's largest installation to date of Category 6 structured cabling for the bank's new headquarters in São Paulo. A million meters of SYSTIMAX GigaSPEED® cabling connects more than 17,000 endpoints. "Avaya's solution will adapt to our evolving requirements," said Marcos Grossi, technology director for BankBoston. The bank can easily upgrade its gigabit-per-second Ethernet links to 10 Gbps whenever the need arises.

Dubai Internet City, an international free-trade zone home to global and regional high-tech companies, has standardized on Avaya SYSTIMAX® structured cabling for its communications network infrastructure over the next 10 years. SYSTIMAX supports bandwidth-intensive applications such as high-resolution graphics, video and other rich media formats; voluminous traffic patterns; data warehousing requiring terabytes of data; desktop video conferencing; scientific modeling and medical imaging.

responding to market realities by improving efficiency and exercising prudent financial management.

focused on delivering real results to our customers.

strengthening our portfolio of solutions for the eventual economic recovery.

pursuing sustained growth.

positioned for the long run.



Dear Shareholders,

For Avaya, 2002 was a year of great achievements — and disappointments.

We dramatically transformed our market offerings and financial fundamentals to improve our long-term health. But the economy and corporate spending continued to deteriorate as they did in 2001 — creating a vicious circle resulting in steep decreases in important measures such as our revenues and share price.

Rather than waiting for circumstances to improve, we are working to turn our solid financial foundation, world-beating product-and-service portfolio, and enviable customer base into a *virtuous* circle that will benefit Avaya investors, employees and partners.

WE ARE responding to market realities by improving efficiency and exercising prudent financial management.

In short, because we cannot control the economy and general spending on information technology, we are controlling what we can: costs, cash management and our balance sheet.

We restructured in 2002, reducing costs, cutting about 2,900 jobs and scaling back on capital spending.

Our rigorous focus on managing expenses in relation to revenues and improving our internal processes has contributed to a cash position and cost structure that we believe are responsive to a demanding market.

We took decisive action to improve our liquidity position. In the space of the year we cut receivables, more than doubled cash and reduced our net debt. By the end of our fiscal year we had $597 million in cash and access to $561 million under our bank credit facility, and no near-term principal debt repayments due.

We also reduced our sales, general and administrative expenses to 30.6 percent of revenues in the fourth fiscal quarter, our best performance in five quarters. At the same time, we continued to build for the future. Our investment in research and development work was equivalent to 16.5 percent of core product revenues.

Financial Highlights

(dollars and shares in millions, except per-share amounts)

Tables reconcile "As reported" results, derived from audited consolidated financial statements, with "Ongoing" results, providing an alternative for understanding Avaya's operating results.

	Year ended September 30, 2002			Year ended September 30, 2001[c]		
	As reported	**Adjustments[a]**	**Ongoing**	As reported	Adjustments[b]	Ongoing
Revenue	**$ 4,956**	**$ —**	**$ 4,956**	$ 6,793	$ —	$ 6,793
Gross margin	**1,946**	**—**	**1,946**	2,896	—	2,896
Selling, general and administrative	**1,555**	**—**	**1,555**	2,055	(48)	2,007
Research and development	**459**	**—**	**459**	536	—	536
Operating income (loss)	**(348)**	**280**	**(68)**	(564)	917	353
Provision (benefit) for income taxes	**265**	**(254)**	**11**	(218)	351	133
Net income (loss)	**(666)**	**534**	**(132)**	(352)	566	214
Earnings (loss) per share — diluted	**$ (2.44)**		**$ (0.44)**	$ (1.33)		$ 0.66
Diluted shares	**330**		**330**	284		286
Effective tax rate — provision (benefit)	**NM**		**NM**	(38.3%)		38.0%

Notes:
NM = Not meaningful
(a) 2002 adjustments remove the pre-tax effects of the following: (1) $209 million of business restructuring charges and related expenses; and (2) $71 million of goodwill and intangibles impairment charge. This column also removes from our provision for income taxes $254 million comprised of a $364 million charge to record a valuation allowance for deferred income tax assets partially offset by a $110 million tax effect related to items (1) and (2). The net income effect of these items is $534 million.
(b) 2001 adjustments remove the pre-tax effects of the following: (1) $48 million of start-up expenses associated with establishing independent operations; (2) $837 million of business restructuring and related expenses; and (3) $32 million of purchased in-process research and development in connection with certain acquisitions. The post-tax effect of these items is $566 million.
(c) Certain fiscal 2001 amounts have been reclassified to conform to the current year presentation.


Revenues(1)
($ IN MILLIONS)
$7,487
$6,793
$4,956
00 01 02


Net Income (Loss)(1)
($ IN MILLIONS)
$156
$214
-$132
00 01 02


Diluted Earnings Per Share(1)
$0.55
$0.66
-$0.44
00 01 02


Operating Expenses(1)
($ IN MILLIONS)
$2,841
$2,543
$2,014
00 01 02


Cash
($ IN MILLIONS)
$271
$250
$597
00 01 02


Net Debt(2)
($ IN MILLIONS)
$522
$395
$336
00 01 02

(1) Represents ongoing operations
(2) Represents short-term borrowings and long-term debt outstanding, less cash balance

As a result of our financial management, we believe our expenses will be low enough by the third fiscal quarter to allow for a breakeven operation if we achieve revenues of at least $1.075 billion in that quarter. This assumes a full realization of targeted savings from our 2002 restructuring, a continuation of current external trends and other assumptions.

WE ARE focused on delivering real results to our customers.

The second major success variable within our control, after financial management, is our performance with customers — measured by how much we improve *their* performance — and I'm even more proud of our progress in this respect.

We reinvigorated our reputation for providing world-class communication solutions with a series of pioneering product and service introductions that help our customers increase revenues, reduce costs, get a speedy return on investment and increase their customer satisfaction levels.

Responding to customers, we also reorganized our business to face them in a manner that will address their needs better and give us more strategic alignment. Each business group has a dedicated sales team, and also sells through partner companies. We're devoting significant resources to revenue-generating roles, putting the right people close to the customer.

We combined our formerly separate systems and applications groups into a single unit, because customers generally buy applications along with systems, and because our converged end-to-end solutions should benefit from converged product management. The **Converged Systems and Applications Group** sells to large enterprises.

Recognizing also that we could do a better job of addressing the huge opportunity presented by smaller businesses, we created the **Small and Medium Business Solutions Group**. These companies are looking for solutions that give them the same capabilities enjoyed by large enterprises, but with easier implementation. The bulk of our small-business sales are through authorized distributors and resellers.

Avaya Services Group continues in its previous structure but with its own marketing and sales forces. This group addresses significant opportunities across the communication services spectrum: planning, design, implementation, maintenance and management. The group, which services data equipment made by 35 companies, is extending this "multi-vendor" model to voice systems.

The **Connectivity Solutions Group** continues to provide world-class cabling and cabinets to enterprises and service providers. Although not considered core to our business, the group currently remains a part of the business and is focused on delivering growth in revenue and earnings in 2003.

WE ARE strengthening our portfolio of solutions for the eventual economic recovery.

Of course it takes more than a reorganization to deliver value to customers. We refreshed our entire portfolio despite the economic environment, and early signs are encouraging.

We began the year with a blockbuster introduction in the Internet Protocol (IP) telephony space, leapfrogging our competitors in several aspects important to customers, such as scalability and interoperability. To our existing Enterprise Class IP Solutions (ECLIPS) portfolio we added completely new hardware and software options that allow customers to adopt IP *and* retain their existing features, performance, security, reliability — even their phones if they wish. The Avaya MultiVantage™ call-processing software can run over the UNIX®, Linux®, or Microsoft Windows® 2000 operating systems. Complementary services, such as consulting and IP telephony readiness testing, further smooth the transition.

We expanded our Avaya Services offers to increase the focus on providing customized life-cycle services for customers operating large networks, and announced international availability of our Remote Network Management Services offer. We also established an Enterprise Security Practice and professional consulting service that we deliver both on our own and through global systems integrators.

In June, we rolled out two major enhancements in the applications area. Avaya™ Unified Communication Center allows users to access and use the information they need through natural speech interaction or the device of their choice. Avaya Unified Messenger® continues to bring together voice, email and fax messages in an integrated solution for Microsoft® Exchange or, soon, IBM Lotus® Domino users.

On the contact center front, we introduced the Avaya™ Multimedia Contact Center, which integrates Web chat, Web collaboration, email and traditional voice communications to allow companies to manage and "remember" all interactions with their customers. Such data recall is crucial to delivering the ultimate in personalized service. In short, it turns information into intelligence. This solution joins other offers that make Avaya a world leader in contact centers.

Avaya™ IP Office is the answer to a lot of small and medium business owners' wishes. It packs many of the IP telephony features and benefits enjoyed by larger companies into a solution that even very small companies can afford.

And affordability is the top consideration of many businesses, which is why we created return-on-investment, or ROI, tools for most of our solutions during the year. Using these tools, our salespeople and our partners can demonstrate to customers how long it will take for a solution to pay for itself in increased revenues or decreased costs. In many cases, it's less than one year. ROI tools often turn tire-kickers into buyers.

The portfolio additions and resegmentation are beginning to pay off with substantial sales wins around the world, to customers representing a sweeping variety of businesses, industries, and governmental, educational and non-profit organizations.

WE ARE pursuing sustained growth.

From the second quarter of 2001 to the second quarter of 2002, our IP telephony line shipments to large businesses increased 81 percent, against an industry average of 17 percent, according to independent industry analysts.

We saw double- to triple-digit growth in other important IP telephony measures.

Our share of the small-business IP telephony market went from 0 percent to 3 percent from the first to second quarters of 2002 after we introduced Avaya IP Office. We grew in traditional small business systems as well, and our renewed emphasis on small businesses should improve our positions in both IP and non-IP installations.

I am convinced that these successes, and others like them, will translate into sustained growth.

WE ARE positioned for the long run.

The markets faced by our Converged Systems and Applications, Services, and Small and Medium Business groups have compound annual growth rates through 2005 of 13.4 percent, 9.4 percent, and 8.9 percent, respectively, according to third-party studies. We believe there is a significant opportunity for growth, and we are determined to increase our share of each of those markets.

But it's going to take a lot of continued hard work. We need to maintain and further strengthen our financial position. We need to generate sustainable profitability by increasing and sustaining revenue growth.

In last year's Annual Report letter, I wrote that "Avaya is in the right market at the right time." Some might use the environmental conditions I outlined at the beginning of this letter to argue I was wrong. But the stories our customers tell, in this report's pages and elsewhere, go a long way toward proving me right.

And we are primed to succeed. We are more focused. We have better products, solutions and services. We've invested in our leadership bench and adopted more demanding performance standards. We are more respected by our customers and those who observe us professionally. We are stronger financially.

We are well-positioned for the immediate future and — more importantly — for the long run.

Sincerely,



DONALD K. PETERSON
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
December 20, 2002

Financial Review

Avaya Inc. and Subsidiaries

Table of Contents

Selected Financial Data

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998. On September 30, 2000, we were spun off from Lucent Technologies Inc. ("Lucent"). The consolidated financial statements as of and for each of the fiscal years ended prior to September 30, 2001 include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to the businesses that were transferred to us from Lucent. Therefore, the selected financial information for the fiscal years ended September 30, 2000, 1999 and 1998, during which time we were a business unit of Lucent, may not be indicative of our future performance as an independent company. The selected financial information for all periods should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes included elsewhere in this annual report.

In reviewing the selected financial information, please note the following:

- Commencing in fiscal 2002, we discontinued amortization of goodwill pursuant to the adoption of a new accounting pronouncement.
- Purchased in-process research and development is attributable to the acquisitions of VPNet Technologies, Inc. ("VPNet") and substantially all of the assets and certain liabilities of Quintus Corporation ("Quintus") in 2001, and Lannet Ltd., SDX Business Systems PLC and Prominet Corporation in 1998.
- We merged with Mosaix, Inc. in July 1999.
- In October 1999, we adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and prospectively capitalized certain costs of computer software developed or obtained for internal use, which had been previously expensed as incurred. Accordingly, we began amortizing these costs on a straight-line basis over three to seven years.
- Effective October 1, 1998, we changed our method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs, which was recorded as a cumulative effect of accounting change.
- Total debt as of September 30, 2000 represents commercial paper obligations we assumed following the separation from Lucent and debt attributable to our foreign entities. During fiscal 2002, we repaid our commercial paper obligations and issued long-term convertible debt and senior secured notes.
- In October 2000, we sold four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for $400 million. In March 2002, all shares of the Series B preferred stock were converted into approximately 38 million shares of our common stock. In connection with these transactions, we sold an additional 14.38 million shares of our common stock. The conversion of the Series B preferred stock and the exercise of warrants resulted in a charge to accumulated deficit of $125 million, which was included in the calculation of net income (loss) available to common stockholders for fiscal 2002.
- In March 2002, we sold 19.55 million shares of common stock in a public offering.

	Year Ended September 30,				
(dollars in millions, except per share amounts)	**2002**	2001	2000	1999	1998
Statement of Operations Information:					
Revenue	**$ 4,956**	$ 6,793	$ 7,732	$ 8,268	$ 7,754
Business restructuring charges and related expenses, net of reversals	**209**	837	684	(33)	—
Goodwill and intangibles impairment charge	**71**	—	—	—	—
Purchased in-process research and development	—	32	—	—	306
Income (loss) before cumulative effect of accounting change	**(666)**	(352)	(375)	186	43
Cumulative effect of accounting change	—	—	—	96	—
Net income (loss)	**$ (666)**	$ (352)	$ (375)	$ 282	$ 43
Earnings (loss) per common share — basic:					
Income (loss) available to common stockholders	**$ (2.44)**	$ (1.33)	$ (1.39)	$ 0.72	$ 0.17
Cumulative effect of accounting change	—	—	—	0.37	—
Net income (loss) available to common stockholders	**$ (2.44)**	$ (1.33)	$ (1.39)	$ 1.09	$ 0.17
Earnings (loss) per common share — diluted:					
Income (loss) available to common stockholders	**$ (2.44)**	$ (1.33)	$ (1.39)	$ 0.68	$ 0.17
Cumulative effect of accounting change	—	—	—	0.35	—
Net income (loss) available to common stockholders	**$ (2.44)**	$ (1.33)	$ (1.39)	$ 1.03	$ 0.17

	As of September 30,				
(dollars in millions)	**2002**	2001	2000	1999	1998
Balance sheet information:					
Total assets	**$ 3,897**	$ 4,648	$ 5,037	$ 4,239	$ 4,177
Total debt	**933**	645	793	10	14
Series B convertible participating preferred stock	—	395	—	—	—

Management's Discussion and Analysis of Financial Condition and Results of Operations

Avaya Inc. and Subsidiaries

The following section should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this annual report. The matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and are based on estimates, forecasts and assumptions involving risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The risks and uncertainties referred to above include, but are not limited to those described under "Forward-Looking Statements" in our Annual Report on Form 10-K.

Overview

We are a leading provider of communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product and solution offerings include converged voice and data networks, traditional voice communication systems, customer relationship management solutions, unified communications solutions and structured cabling products. We support our broad customer base with comprehensive global service offerings that help our customers plan, design, implement and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and solutions and is a source of significant revenue for us, primarily from maintenance contracts.

Operating Segments

In the fourth quarter of fiscal 2002, we reevaluated our business model due to the continued decline in spending on enterprise communications technology by our customers and redesigned our operating segments to align them with discrete customer sets and market segment opportunities in order to optimize revenue growth and profitability. As a result, we now report our results in four rather than three operating segments and, accordingly, we have restated fiscal 2001 and 2000 amounts to reflect this change.

The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total external revenue:

	Year Ended September 30,		
Revenue	**2002**	2001	2000
Operating Segments:			
Converged Systems and Applications	**42.0%**	42.3%	46.3%
Small and Medium Business Solutions	**4.8**	4.6	5.1
Services	**41.7**	33.6	30.2
Connectivity Solutions	**11.5**	19.5	18.4
Total	**100.0%**	100.0%	100.0%

The four operating segments are Converged Systems and Applications ("CSA"), Small and Medium Business Solutions ("SMBS"), Services and Connectivity Solutions. The CSA segment is focused on large enterprises and includes our converged systems products, unified communications solutions and customer relationship management offerings. Our SMBS segment develops, markets and sells converged and traditional voice communications solutions for small and mid-sized enterprises and includes all key and Internet Protocol ("IP") telephony systems and applications, as well as messaging products. The Services segment offers a comprehensive portfolio of services to help customers plan, design, build and manage their communications networks. The Connectivity Solutions segment includes our structured cabling systems and electronic cabinets.

We have been experiencing declines in revenue from our traditional business, enterprise voice communications products. We expect, based on various industry reports, a low growth rate or no growth in the future in the market segments for these traditional products. We are implementing a strategy to capitalize on the expected higher growth opportunities in our market, including advanced communications solutions such as converged voice and data networks, server-based IP telephony systems, customer relationship management and unified communication applications. This strategy requires us to make a significant change in the direction and operations of our company to focus on the development and sales of these products. The success of this strategy, however, is subject to many risks, including the risks that:

- we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;
- customers do not accept our products or new technology, or industry standards develop that make our products obsolete;
- our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market; or
- capital spending by our customers on communications products and services continues to decline.

Our traditional enterprise voice communications products and the advanced communications solutions described above are a part of our CSA and SMBS segments. If we are unsuccessful in implementing our strategy, the contribution to our results from these segments may decline, reducing our overall operating results, thereby requiring a greater need for external capital resources.

Separation from Lucent Technologies Inc.

On September 30, 2000, under the terms of a Contribution and Distribution Agreement between Lucent and us, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its stockholders. We refer to these transactions as the contribution and the distribution, respectively. Following the distribution, we became an independent public company, and Lucent no longer has a continuing stock ownership interest in us.

Our consolidated financial statements as of and for the fiscal year ended September 30, 2000 have been derived from the financial statements and accounting records of Lucent using the historical results of operations and historical basis of the assets and liabilities of the enterprise networking businesses transferred to us immediately prior to the distribution. We believe these consolidated financial statements are a reasonable representation of the financial position, results of operations, cash flows and changes in stockholders' equity of such businesses as if Avaya were a separate entity prior to the distribution.

Our consolidated financial statements for the fiscal year ended September 30, 2000 include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to the businesses that were transferred to us from Lucent. General corporate overhead has been allocated either based on the ratio of our costs and expenses to Lucent's costs and expenses, or based on our revenue as a percentage of Lucent's total revenue. General corporate overhead primarily includes cash management, legal, accounting, tax, insurance, public relations, advertising and data services and amounted to $398 million in fiscal 2000. In addition, the consolidated financial statements for fiscal 2000 include an allocation from Lucent to fund a portion of the costs of basic research conducted by Lucent's Bell Laboratories. This allocation was based on our revenue as a percentage of Lucent's total revenue and amounted to $75 million in fiscal 2000. We believe the costs of corporate services and research charged to us are a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone entity at that time. We currently perform these corporate functions and basic research requirements using our own resources or purchased services.

Prior to the distribution, cash deposits from our businesses were transferred to Lucent on a regular basis. As a result, none of Lucent's cash, cash equivalents or debt at the corporate level had been allocated to us. Although our Consolidated Statements of Operations include interest expense for the fiscal year ended September 30, 2000, the Consolidated Balance Sheets for periods prior to the distribution do not include an allocation of Lucent debt at the corporate level because Lucent used a centralized approach to cash management and the financing of its operations. We have assumed for purposes of calculating interest expense that we would have had an average debt balance of $962 million and an average interest rate of 7.9% per annum for fiscal 2000. We believe the average interest rate and average debt balance used in the calculation of interest expense reasonably reflect the cost of financing our assets and operations during fiscal 2000.

Income taxes were calculated in fiscal 2000 as if we filed separate tax returns. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that we would have followed or are following as a stand-alone company. Commencing with fiscal 2001, we began filing our own consolidated income tax returns.

We have resolved all of the contribution and distribution issues with Lucent related to the settlement of certain employee obligations and the transfer of certain assets. Accordingly, in fiscal 2001, we recorded a $42 million net reduction to additional paid-in capital. Following the distribution, we had identified approximately $15 million recorded in our Consolidated Balance Sheets that was primarily related to certain accounts receivable balances due from Lucent and certain fixed assets, which we agreed would remain with Lucent. Also in connection with the distribution, we had recorded estimates in our Consolidated Balance Sheets at September 30, 2000 in prepaid benefit costs and benefit obligations of various existing Lucent benefit plans related to employees for whom we assumed responsibility. Following an actuarial review, we received a valuation, agreed upon by us and Lucent, that provided for a reduction of approximately $44 million in prepaid benefit costs and $17 million in pension and postretirement benefit obligations. We recorded the net effect of these adjustments as a reduction to additional paid-in capital in fiscal 2001 because the transactions relate to the original capital contribution from Lucent.

Several third party legal actions are pending against Lucent as of September 30, 2002. In connection with the Contribution and Distribution Agreement, we may be required to indemnify Lucent for certain obligations resulting from the resolution of such proceedings.

Goodwill and Intangible Assets

Effective October 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their remaining useful lives. In connection with the adoption of SFAS 142, we reviewed the classification of our goodwill and other intangible assets, reassessed the useful lives previously assigned to other intangible assets, and discontinued amortization of goodwill. We also tested goodwill for impairment by comparing the fair values of our reporting units to their carrying values as of October 1, 2001 and determined that there was no goodwill impairment at that time. Based on this review, as of September 30, 2001, we classified $175 million as goodwill, $78 million as intangible assets, net and $2 million as other assets. We did not identify any intangible assets having indefinite lives. In fiscal 2002, we recorded a goodwill impairment charge of $44 million as an operating expense related to our SMBS operating segment.

For the fiscal years ended September 30, 2001 and 2000, goodwill amortization, net of tax, amounted to $38 million and $31 million, respectively. If we had adopted SFAS 142 as of the beginning of the first quarter of fiscal 2000 and discontinued goodwill amortization, our net loss and loss per common share on a pro forma basis would have been as follows:

Pro Forma Results (dollars in millions, except per share amounts)	Year Ended September 30, 2001	2000
Adjusted net loss	$ (314)	$ (344)
Accretion of Series B preferred stock	(27)	—
Adjusted loss available to common stockholders	$ (341)	$ (344)
Adjusted loss per common share: Basic and Diluted	$ (1.20)	$ (1.28)

As a result of the significant downturn in the communications technology industry, we noted a steep decline in the marketplace assumptions for virtual private networks in the fourth quarter of fiscal 2002 as compared with the assumptions used when we acquired this existing technology. These circumstances also caused us to review the recoverability of our acquired intellectual property and trademarks. We applied the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), to our intangible assets with definite lives and determined that the carrying value of these assets was impaired. Accordingly, we recorded a $27 million intangibles impairment charge as an operating expense in fiscal 2002 to write-down the carrying value of these intangible assets to an amount representing their discounted future cash flows. The $27 million impairment charge is attributed $24 million to CSA and $3 million to SMBS.

Acquired intangible assets with definite lives are amortized over a period of three to six years. Amortization expense for such intangible assets was $35 million and $32 million for the fiscal years ended September 30, 2002 and 2001, respectively. We estimate remaining amortization expense will be (i) $12 million in 2003, (ii) $5 million in 2004 and (iii) $1 million in 2005.

In addition, included in other assets as of September 30, 2002 is an intangible asset of $35 million representing an unrecognized prior service cost associated with the recording of a minimum pension liability in fiscal 2002. This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted at least annually.

Internal Use Software

In the second quarter of fiscal 2002, we changed the estimated useful life of certain internal use software from three to seven years to reflect actual experience as a stand-alone company based on the utilization of such software. This change lowered amortization expense by approximately $13 million ($8 million after-tax), equivalent to $0.02 per diluted share, for the fiscal year ended September 30, 2002.

Business Restructuring Charges and Related Expenses

The following table summarizes the status of our business restructuring reserve and other related expenses during fiscal 2002, 2001 and 2000:

	Business Restructuring Reserve				Other Related Expenses		
(dollars in millions)	Employee Separation Costs	Lease Termination Obligations	Other Exit Costs	Total Business Restructuring Reserve	Asset Impairments	Incremental Period Costs	Total Business Restructuring Reserve and Related Expenses
Fiscal 2000:							
Charges	$ 365	$ 127	$ 28	$ 520	$ 75	$ 89	$ 684
Cash payments	(20)	—	(1)	(21)	—	(89)	(110)
Asset impairments	—	—	—	—	(75)	—	(75)
Balance as of September 30, 2000	$ 345	$ 127	$ 27	$ 499	$ —	$ —	$ 499
Fiscal 2001:							
Charges	$ 650	$ 24	$ —	$ 674	$ 20	$ 178	$ 872
Reversals	(17)	(7)	(11)	(35)	—	—	(35)
Decrease in prepaid benefit costs/increase in benefit obligations, net	(577)	—	—	(577)	—	—	(577)
Cash payments	(250)	(66)	(11)	(327)	—	(178)	(505)
Asset impairments	—	—	—	—	(20)	—	(20)
Reclassification	(55)	—	—	(55)	—	—	(55)
Balance as of September 30, 2001	$ 96	$ 78	$ 5	$ 179	$ —	$ —	$ 179
Fiscal 2002:							
Charges	**$ 116**	**$ 84**	**$ 1**	**$ 201**	**$ 7**	**$ 21**	**$ 229**
Reversals	**(13)**	**(4)**	**(3)**	**(20)**	—	—	**(20)**
Net increase in benefit obligations	**(3)**	**—**	—	**(3)**	—	—	**(3)**
Cash payments	**(128)**	**(56)**	**(3)**	**(187)**	—	**(21)**	**(208)**
Asset impairments	**—**	**—**	—	—	**(7)**	**—**	**(7)**
Balance as of September 30, 2002	**$ 68**	**$ 102**	**$ —**	**$ 170**	**$ —**	**$ —**	**$ 170**

Fiscal 2002

We have been experiencing a decrease in our revenue as a result of the continued decline in spending on information technology by our customers, specifically for enterprise communications products and services. Despite the unpredictability of the current business environment, we remain focused on our strategy to return to profitability by focusing on sustainable cost and expense reduction, among other things. To achieve that goal, we initiated restructuring actions in fiscal 2002 to enable us to reduce costs and expenses further in order to lower the amount of revenue needed to reach our profitability break-even point. As a result, we recorded a pretax charge of $229 million in fiscal 2002 for business restructuring and related expenses. The components of the charge included $116 million of employee separation costs, $84 million of lease termination costs, $1 million of other exit costs, and $28 million of other related expenses. This charge was partially offset by a $20 million reversal to income primarily attributable to fewer employee separations than originally anticipated. The $209 million net charge is attributed $70 million to CSA, $3 million to SMBS, $84 million to Services, $25 million to Connectivity Solutions and $27 million to Corporate. Amounts included in Corporate represent real estate and information technology lease termination obligations and other related expenses not directly managed by or identified with the reportable segments.

The charge for employee separation costs was composed of $113 million for severance and other such costs as well as $3 million primarily related to the cost of curtailment in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"). Lease termination costs included approximately $72 million for real estate and $12 million for information technology lease termination payments. The $28 million of other related expenses include relocation and consolidation costs, computer transition expenditures, and asset impairments associated with our ongoing restructuring initiatives.

The employee separation costs in fiscal 2002 were incurred in connection with the elimination of approximately 4,240 management and union-represented employee positions worldwide, of which approximately 2,900 employees had departed as of September 30, 2002. Employee separation costs included in the business restructuring reserve are made through lump sum payments, although certain union-represented employees elected to receive a series of payments extending over a period of up to two years from the date of departure. Payments to employees who elected to receive severance through a series of payments will extend through fiscal 2004.

The $72 million charge for real estate lease termination obligations includes approximately one million square feet of excess sales and services support, research and development, call center and administrative offices located primarily in the U.S., which have been substantially vacated as of September 30, 2002. The real estate charge also includes an adjustment to increase the accrued amount for previously reserved sites due to a recent deterioration in the commercial real estate market. As a result, we have extended our estimates as to when we will be able to begin subleasing certain vacated sites and established additional accruals for lease payments originally estimated to have been offset by sublease rental income. Payments on lease termination obligations will be substantially completed by 2011 because, in certain circumstances, the remaining lease payments were less than the termination fees.

Fiscal 2001

In fiscal 2001, we outsourced certain manufacturing facilities and accelerated our restructuring plan that was originally adopted in September 2000 to improve profitability and business performance as a stand-alone company. As a result, we recorded a pretax charge of $872 million in fiscal 2001 for business restructuring and related expenses. This charge was partially offset by a $35 million reversal to income primarily attributable to fewer employee separations than originally anticipated and more favorable than expected real estate lease termination costs.

The components of the fiscal 2001 charge included $650 million of employee separation costs, $24 million of lease termination costs, and $198 million of other related expenses. The charge for employee separation costs was composed of $577 million primarily related to enhanced pension and postretirement benefits, which represented the cost of curtailment in accordance with SFAS 88 and $73 million for severance, special benefit payments and other employee separation costs. The $198 million of other related expenses was composed of $178 million for incremental period expenses primarily to facilitate the separation from Lucent, including computer system transition costs, and $20 million for an asset impairment charge related to land, buildings and equipment at our Shreveport manufacturing facility. Employee separation costs of $55 million established in fiscal 2000 for union-represented employees at Shreveport were paid as enhanced severance benefits from existing pension and benefit assets and, accordingly, such amount was reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

The employee separation costs in fiscal 2001 were incurred in connection with the elimination of 6,810 employee positions of which 5,600 were through a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and a workforce reduction of 1,210 employees due to the outsourcing of certain of the Company's manufacturing operations. Employee separation payments that are included in the business restructuring reserve were made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure, which is an option available to certain union-represented employees. This workforce reduction was substantially completed as of September 30, 2001.

Real estate lease termination costs have been incurred primarily in the U.S., Europe and Asia, and have been reduced for sublease income that management believes is probable. Payments on lease obligations, which consist of real estate and equipment leases, will extend through 2003. In fiscal 2001, accrued costs for lease obligations represent approximately 666,000 square feet of excess sales and services support offices, materials, stocking and logistics warehouses, and Connectivity Solutions facilities. As of September 30, 2002, we have entirely vacated this space.

Fiscal 2000

In fiscal 2000, we recorded a pretax business restructuring charge of $684 million in connection with our separation from Lucent. The components of the charge included $365 million of employee separation costs, $127 million of lease termination costs, $28 million of other exit costs, and $164 million of other related expenses.

The charge for employee separation costs in fiscal 2000 included severance, medical and other benefits attributable to the worldwide reduction of 4,900 union-represented and management positions. This charge was the result of redesigning the services organization by reducing the number of field technicians to a level needed for non-peak workloads, consolidating and closing certain U.S. and European manufacturing facilities and realigning the sales effort to focus the direct sales force on strategic accounts and address smaller accounts through indirect sales channels. This workforce reduction was substantially completed as of September 30, 2001. The charge for lease termination obligations included approximately two million square feet of excess manufacturing, distribution and administrative space, which we have entirely vacated as of September 30, 2002. Other exit costs consisted of decommissioning legacy computer systems in connection with our separation from Lucent and terminating other contractual obligations.

The $164 million of other related expenses in fiscal 2000 was composed of $89 million for incremental period expenses related to the separation from Lucent, including computer system transition costs, and a $75 million asset impairment charge that was primarily related to an outsourcing contract with a major customer. With respect to the asset impairment, we terminated our obligation under a leasing arrangement and purchased the underlying equipment, which had been used to support a contract with a customer to provide outsourcing and related services. Based on the terms of this contract, the estimated undiscounted cash flows from the equipment's use and eventual disposition was determined to be less than the equipment's carrying value, and resulted in an impairment charge of $50 million to write such equipment down to its fair value.

Outsourcing of Certain Manufacturing Operations

As a result of our contract manufacturing initiative in fiscal 2001, Celestica Inc. ("Celestica") exclusively manufactures a significant portion of our CSA and SMBS products at various facilities in the U.S. and Mexico. We believe that outsourcing these operations will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures.

We are not obligated to purchase products from Celestica in any specific quantity, except as we outline in forecasts or orders for products. In addition, we may be obligated to purchase certain excess inventory levels from Celestica that could result from our actual sales of product varying from forecast. Our outsourcing agreement with Celestica results in a concentration that, if suddenly eliminated, could have an adverse effect on our operations. While we believe that alternative sources of supply would be available, disruption of our primary source of supply could create a temporary, adverse effect on product shipments. There is no other significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse effect on our financial position, results of operations or cash flows.

Acquisitions

As part of our continued efforts to broaden our portfolio of product offerings, we completed the following acquisitions during fiscal 2001. There were no material acquisitions in fiscal 2002 and 2000.

APRIL 2001 – Acquisition of substantially all of the assets, including $10 million of cash acquired, and the assumption of $20 million of certain liabilities of Quintus Corporation, a provider of comprehensive electronic customer relationship management solutions. We paid $29 million in cash for these assets. This transaction was accounted for as a purchase combination.

FEBRUARY 2001 – Acquisition of VPNet Technologies, Inc. ("VPNet"), a privately held distributor of virtual private network solutions and devices. The total purchase price of $117 million was paid in cash and stock options. This transaction was accounted for as a purchase combination.

Divestitures

In March 2000, we completed the sale of our U.S. sales division that served small- and mid-sized businesses to Expanets, Inc. ("Expanets"). Under the agreement, approximately 1,800 of our sales and sales support employees were transferred to Expanets, which became a distributor of our products to this market and a significant customer of ours. A gain of $45 million was recognized in fiscal 2000 to the extent of cash proceeds received related to the sale of this business and is included in other income (expense), net.

Revenue

We derive revenue primarily from the sales of communication systems and applications. We sell our products both directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators. The purchase price of our systems and applications typically includes installation and a one-year warranty. We also derive revenue from: (i) maintenance services, including services provided under contracts and on a time and materials basis; (ii) professional services for customer relationship management, converged voice and data networks, network security, and unified communications; and (iii) value-added services for outsourcing messaging and other parts of communication systems.

Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for value-added services typically have terms that range from one to seven years. Revenue from sales of communications systems and applications is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer, and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. Our indirect sales to distribution partners generally are recognized at the time of shipment if all contractual obligations have been satisfied. We provide for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. Revenue from services performed under our value-added service arrangements, professional services and services performed under maintenance contracts are recognized over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Costs and Operating Expenses

Our costs of products consist primarily of materials and components, labor and manufacturing overhead. Our costs of services consist primarily of labor, parts and service overhead. Our selling, general and administrative expenses and research and development expenses consist primarily of salaries, commissions, benefits and other miscellaneous items. Please see "Business Restructuring Charges and Related Expenses, net of reversals," "Goodwill and Intangibles Impairment Charge" and "Purchased In-Process Research and Development" below for a discussion of these line items.

Results of Operations

The following table sets forth certain line items from our Consolidated Statements of Operations as a percentage of revenue for the years indicated:

	Year Ended September 30,		
	2002	2001	2000
Revenue	**100.0%**	100.0%	100.0%
Costs	**60.7**	57.4	58.0
Gross margin	**39.3**	42.6	42.0
Operating expenses:			
Selling, general and administrative	**31.4**	30.3	32.8
Business restructuring charges and related expenses, net of reversals	**4.2**	12.3	8.8
Goodwill and intangibles impairment charge	**1.4**	—	—
Research and development	**9.3**	7.9	6.1
Purchased in-process research and development	**—**	0.5	—
Total operating expenses	**46.3**	51.0	47.7
Operating loss	**(7.0)**	(8.4)	(5.7)
Other income (expense), net	**(0.1)**	0.5	0.9
Interest expense	**(1.0)**	(0.5)	(1.0)
Provision (benefit) for income taxes	**5.3**	(3.2)	(1.0)
Net loss	**(13.4%)**	(5.2%)	(4.8%)

> Fiscal Year Ended September 30, 2002 Compared with Fiscal Year Ended September 30, 2001

The following table shows the change in external revenue, both in dollars and in percentage terms:

	Year Ended September 30,		Change	
(dollars in millions)	**2002**	2001	$	%
Operating Segments:				
Converged Systems and Applications	**$ 2,080**	$ 2,871	$ (791)	(27.6%)
Small and Medium Business Solutions	**236**	313	(77)	(24.6)
Services	**2,068**	2,286	(218)	(9.5)
Connectivity Solutions	**572**	1,323	(751)	(56.8)
Total	**$ 4,956**	$ 6,793	$ (1,837)	(27.0%)

REVENUE – Revenue decreased 27.0%, or $1,837 million, from $6,793 million in fiscal 2001, to $4,956 million for fiscal 2002 due to decreases across each of our operating segments. Revenue declines in our core business, which is made up of CSA, SMBS, and Services, reflects a continued decline in spending on enterprise information technology in general, and on communications products and services in particular. In fiscal 2000 and 1999, the communications technology industry experienced strong economic growth and significant investing by enterprises in related products and services. In fiscal 2001, growth within this industry began to slow particularly in the U.S. as our customers' focus changed from building new networks to limiting capital spending and concentrating on extracting maximum value from existing systems. This trend has continued in fiscal 2002 as the protracted economic and business uncertainty has led to reluctance by our customers to resume capital spending for telephony products and services. In addition, widespread layoffs, high vacancy rates in commercial real estate, a lack of business start-ups and excess capacity within the communications technology industry have adversely impacted our revenues.

GEOGRAPHIC SALES – Revenue within the U.S. decreased 29.3%, or $1,511 million, from $5,158 million in fiscal 2001 to $3,647 million for the same period in fiscal 2002. Revenue outside the U.S. decreased 19.9%, or $326 million, from $1,635 million in fiscal 2001 to $1,309 million in fiscal 2002. As a percentage of total revenue, sales outside the U.S. increased slightly in fiscal 2002 to 26.4% of total revenue compared with 24.1% in the same period of fiscal 2001. Sales within the U.S., as a percentage of total revenue, decreased in fiscal 2002 to 73.6% from 75.9% in fiscal 2001.

CONVERGED SYSTEMS AND APPLICATIONS – CSA's revenues, which represented 42.0% and 42.3% of our total revenues in fiscal 2002 and 2001, respectively, declined by $791 million in fiscal 2002 predominantly due to declines of $551 million in converged systems, $158 million in customer relationship management, and $63 million in unified communications solutions. Although revenues in regions outside of the U.S. declined, the majority of the reduction, or $592 million, was seen in the U.S. This is consistent with the current industry trend occurring in the U.S. as enterprises have restrained capital spending due to economic uncertainty. In addition, enterprises have been hesitant to commit to investments in next-generation products as they evaluate technological advances made in the industry and several new IP telephony products introduced by us and certain competitors in fiscal 2002. In particular, in fiscal 2002 we introduced our next generation enterprise class IP telephony solution. This trend was compounded by the continued decline in demand for our traditional, more mature product lines. Sales through our indirect channel increased to 46.8% of total CSA revenue in fiscal 2002 from 43.0% in fiscal 2001.

SMALL AND MEDIUM BUSINESS SOLUTIONS – Although revenues in this segment declined by $77 million from fiscal 2001, the reduction was mitigated partially by the impact of the introduction in the second quarter of fiscal 2002 of IP Office, our IP telephony offering for small and mid-sized enterprises. SMBS' revenues within the U.S. declined by $48 million as compared with fiscal 2001. Sales from the SMBS segment, which were almost entirely indirect, represented 4.8% and 4.6% of Avaya's total revenue in fiscal 2002 and 2001, respectively.

SERVICES – Services revenue, which represented 41.7% and 33.6% of Avaya's total revenues in fiscal 2002 and 2001, respectively, decreased by $218 million from fiscal 2001 largely as a result of the renegotiation of a maintenance contract with a major distributor in March 2002, which extended the term of the agreement but lowered the monthly revenues, and the loss of a major services contract in our Europe/Middle East/Africa region. In addition, the economic constraint on discretionary spending resulted in a depressed demand for maintenance billed on a time and materials basis, and cuts in capital expenditures resulted in lower demand for equipment adds, moves and changes. Lower product sales and financial difficulties of certain service providers resulted in fewer installations as well as less training and consulting services delivered to our customers. Sales through our indirect channel decreased to 16.8% of total Services revenue in fiscal 2002 from 20.1% in fiscal 2001. The $218 million decline in this segment's revenues was seen almost entirely in the U.S., where revenues fell by $209 million from fiscal 2001 levels.

CONNECTIVITY SOLUTIONS – Connectivity Solutions revenue, which represented 11.5% and 19.5% of Avaya's total revenue in fiscal 2002 and 2001, respectively, decreased by $751 million due to declines of $303 million in sales of ExchangeMAX® cabling for service providers, $283 million in sales of SYSTIMAX® structured cabling systems for enterprises, and $165 million in sales related to electronic cabinets. ExchangeMAX sales, which accounted for $87 million of total Connectivity Solutions' revenues in fiscal 2002, dropped significantly due to a decline in sales volumes caused by a lack of capital spending by telecommunications service providers. The main contributors to the decline in SYSTIMAX revenues, which represent $414 million of total Connectivity Solutions' revenues in fiscal 2002, were a constraint on spending by our customers on large infrastructure projects, combined with the implementation of our strategic initiative that began in the first half of fiscal 2002 to lower cable prices. Pricing pressure resulting from excess cable manufacturing capacity was another contributing factor. Revenues from electronic cabinets, a service provider offering, were $71 million in fiscal 2002. In response to a decline in DSL (Digital Subscriber Line) and wireless site installations, which are two main drivers behind sales of electronic cabinets, service providers have pulled back on spending related to electronic cabinets. Sales through our indirect channel increased to 78.6% of total Connectivity Solutions revenue in fiscal 2002 from 60.9% in fiscal 2001. The majority of the decline in this segment's revenues, or $662 million, occurred within the U.S.

COSTS AND GROSS MARGIN – Total costs decreased 22.8%, or $887 million, from $3,897 million in fiscal 2001 to $3,010 million in fiscal 2002. Gross margin percentage decreased from 42.6% in fiscal 2001 as compared with 39.3% in fiscal 2002. The decrease in gross margin was attributable to declines in CSA, Connectivity Solutions, and SMBS, partially offset by an increase in Services' gross margin. Because sales within the U.S., including both direct and indirect channels, typically have higher margins than those sales made internationally, the drop in U.S. sales adversely impacted all segments. The decline of Connectivity Solutions' gross margin was attributable to the sharp decline in sales volumes while factory costs remained relatively fixed. The decline was somewhat offset by cost cutting initiatives including headcount reductions. CSA's gross margin decline was predominantly attributable to an unfavorable geographic sales mix. Our Services segment's gross margin percentage increased due to improved efficiencies gained from reducing headcount and employing a variable workforce approach to meet periods of higher demand.

SELLING, GENERAL AND ADMINISTRATIVE – Selling, general and administrative ("SG&A") expenses decreased 24.3%, or $500 million, from $2,055 million in fiscal 2001 to $1,555 million in fiscal 2002. The decrease was primarily due to savings associated with our business restructuring initiatives, including lower staffing levels and terminated real estate lease obligations. The decline was also due to higher costs incurred during fiscal 2001 including higher incentive compensation expense related to performance bonuses and higher marketing and promotional costs. During fiscal 2001, we also incurred start-up expenses of $48 million related to establishing our brand in the marketplace.

The decrease in SG&A is also attributable to our adoption of SFAS 142. Accordingly, we did not record any goodwill amortization in fiscal 2002 as compared with $40 million in fiscal 2001. In addition, we increased the estimated useful life of certain internal use software during the second quarter of fiscal 2002, which lowered depreciation expense by $13 million in fiscal 2002.

BUSINESS RESTRUCTURING CHARGES AND RELATED EXPENSES, NET OF REVERSALS – Business restructuring charges and related expenses of $209 million in fiscal 2002 include (1) $201 million of charges that are primarily related to employee separations and real estate and information technology lease terminations, (2) $21 million for incremental period costs including relocation and consolidation costs and computer transition expenditures, and (3) $7 million of asset impairments, partially offset by (4) a $20 million reversal of business restructuring liabilities primarily related to fewer employee separations than originally anticipated.

The $837 million of business restructuring charges and related expenses in fiscal 2001 include (1) $540 million for our accelerated restructuring plan, which was composed primarily of enhanced pension and healthcare benefits that were offered through an early retirement program, severance and terminated lease obligations, (2) $134 million primarily for employee separation costs associated with the outsourcing of certain manufacturing operations to Celestica, (3) $178 million representing incremental period costs largely associated with our separation from Lucent including computer system transition costs such as data conversion activities, asset transfers and training, and (4) a $20 million asset impairment charge related to assets to be disposed of in association with our manufacturing outsourcing initiative, partially offset by (5) a $35 million reversal of business restructuring liabilities originally recorded in September 2000, primarily related to fewer employee separations than originally anticipated.

GOODWILL AND INTANGIBLES IMPAIRMENT CHARGE – The $71 million impairment charge for goodwill and intangibles was recorded in the fourth quarter of fiscal 2002 to write down the carrying value of goodwill and intangible assets to an amount representing their discounted future cash flows in accordance with SFAS 142 and SFAS 121, respectively. The charge is composed of $44 million for goodwill attributed to SMBS, and $27 million for intangibles attributed $24 million to CSA and $3 million to SMBS.

RESEARCH AND DEVELOPMENT – Research and development ("R&D") expenses decreased 14.4%, or $77 million, from $536 million in fiscal 2001 to $459 million in fiscal 2002. Although R&D spending decreased, our investment in R&D as a percentage of total revenue increased from 7.9% in fiscal 2001 to 9.3% in fiscal 2002 due to a greater rate of decline in our revenue than in R&D spending.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT – The $32 million expense recorded in fiscal 2001 reflects charges associated with our acquisitions of VPNet in February 2001, and the purchase of substantially all of the assets of Quintus in April 2001. The purchase price for these acquisitions included certain technologies that had not reached technological feasibility and had no future alternative use and, accordingly, the value allocated to these technologies was capitalized and immediately expensed at acquisition. There was no charge in fiscal 2002 for purchased in-process research and development.

OTHER INCOME (EXPENSE), NET – Other income, net decreased from $31 million of income in fiscal 2001 to $2 million of expense in fiscal 2002. The decrease of $33 million is attributable primarily to an impairment loss recognized in fiscal 2002 of $17 million on cost investments that are generally concentrated in the emerging communications technology industry. In addition, interest income on cash balances was higher in the prior year as a result of higher interest rates, as well as the recognition of gains on assets sold in fiscal 2001. The decrease in fiscal 2002 was partially offset by an increase in interest income earned on a customer line of credit for the entire year of fiscal 2002, while the prior year reflects interest income earned on the line of credit for a portion of the year beginning in May 2001.

INTEREST EXPENSE – Interest expense increased 37.8%, or $14 million, from $37 million in fiscal 2001 to $51 million in fiscal 2002. The increase in interest expense is largely attributed to a higher amount of weighted average debt outstanding. During the first and second quarters of fiscal 2002, we replaced our commercial paper with long-term debt, which carried a higher rate of interest. In addition, we incurred financing costs in fiscal 2002 related to these debt issuances, which have been deferred and are being amortized to interest expense. The increase in interest expense was partially offset by a $4 million favorable impact resulting from our interest rate swap agreements entered into during fiscal 2002.

PROVISION (BENEFIT) FOR INCOME TAXES – The effective tax provision rate for fiscal 2002 was higher than the U.S. statutory rate due to an increase in the net deferred tax asset valuation allowance of $364 million. The effective tax benefit rate excluding this charge would have been 24.7%, which was substantially lower than the U.S. statutory rate primarily due to an unfavorable geographic distribution of earnings and losses.

The effective tax benefit rate of 38.3% in fiscal 2001 was higher than the U.S. statutory rate primarily due to acquisition related costs.

> Fiscal Year Ended September 30, 2001 Compared with Fiscal Year Ended September 30, 2000

The following table shows the change in external revenue, both in dollars and in percentage terms:

	Year Ended September 30,		Change	
(dollars in millions)	2001	2000	$	%
Operating Segments:				
Converged Systems and Applications	$ 2,871	$ 3,581	$ (710)	(19.8%)
Small and Medium Business Solutions	313	398	(85)	(21.4)
Services	2,286	2,334	(48)	(2.1)
Connectivity Solutions	1,323	1,419	(96)	(6.8)
Total	$ 6,793	$ 7,732	$ (939)	(12.1%)

REVENUE – Revenue decreased 12.1% or $939 million, from $7,732 million in fiscal 2000 to $6,793 million in fiscal 2001, due to decreases in revenue across all operating segments. The overall reduction in revenue was mainly attributable to a marked change in our customers' behavior that became evident in fiscal 2001. In fiscal 2000, enterprises were focused on investing in new communication products and services and our revenues reflected this strong demand. However, in fiscal 2001, our customers began to limit their capital spending and rely on their existing systems, which resulted in a declining demand for telephony equipment and related products.

GEOGRAPHIC SALES – Revenue within the U.S. decreased 15.6% or $952 million, from $6,110 million in fiscal 2000 to $5,158 million in fiscal 2001. However, revenue outside the U.S. increased slightly by 0.8%, or $13 million, from $1,622 million in fiscal 2000, to $1,635 million in fiscal 2001. Revenue outside the U.S. represented 24.1% of revenue in fiscal 2001 compared with 21.0% in fiscal 2000.

We continued to expand our business outside of the U.S. with marginal growth across most regions, primarily led by the Asia-Pacific region. Our largest increases in sales outside of the U.S. were made in Services, CSA's multi-service networking products and professional services, and Connectivity Solutions' ExchangeMAX product.

CONVERGED SYSTEMS AND APPLICATION AND SMALL AND MEDIUM BUSINESS SOLUTIONS – The decrease in CSA was largely due to declines of $617 million in converged systems and $157 million in unified communications solutions, partially offset by an increase of $87 million in customer relationship management. The declines in CSA as well as in SMBS occurred predominantly in the U.S. and were attributable to a shift, which began in the third quarter of fiscal 2000, in the sales effort to focus our direct sales force on strategic accounts while indirect sales channels were used to address smaller accounts. Changes in product mix and the effects of customers having purchased systems in fiscal 2000 in anticipation of Year 2000 concerns also contributed to the decline in revenues in these two segments.

SERVICES – The decrease in the Services segment was mainly attributable to lower installation revenues resulting from a reduction in product sales, as well as a decline in revenues from our maintenance services provided to customers. The decline in installation revenues was partially offset by an increase of $142 million attributable to the introduction of data services in the U.S. during fiscal 2001.

CONNECTIVITY SOLUTIONS – The decrease in revenues within the Connectivity Solutions segment was attributed to a reduction in purchases of $164 million in our ExchangeMAX cabling systems for service providers due to a reduction in capital spending by customers, as well as certain Federal Communications Commission regulatory changes that permitted common exchange carriers access to local exchange carrier networks. The decrease in revenues from ExchangeMAX was partially offset by an increase of $47 million in revenues from sales primarily in the U.S. of our SYSTIMAX structured cabling systems for enterprises, including the introduction of new apparatus products, and increased sales of $21 million of electronic cabinets predominantly in the U.S.

COSTS AND GROSS MARGIN – Total costs decreased 13.1% or $586 million, from $4,483 million in fiscal 2000 to $3,897 million in fiscal 2001. The gross margin percentage increased slightly from 42.0% in fiscal 2000 to 42.6% in fiscal 2001. The increase in gross margin was primarily attributed to favorable product mix and lower discounts in Connectivity Solutions combined with the ongoing savings from business restructuring initiatives, including the improvement to the cost structure within the Services segment. This increase was largely offset by a decrease in gross margin within CSA due to lower sales volumes, a less favorable product mix, and a shift to an indirect sales channel.

SELLING, GENERAL AND ADMINISTRATIVE – SG&A expenses decreased 19.1% or $485 million, from $2,540 million in fiscal 2000 to $2,055 million in fiscal 2001. The decrease is primarily due to savings associated with our business restructuring plan, including lower staffing levels, terminated real estate lease obligations, cost improvements associated with the implementation of our new SAP information technology system, process improvements in sales and sales operations, and streamlining delivery of several corporate functions, including the outsourcing of payroll and procurement services. The reduction in SG&A was also attributable to lower start-up activities of 34.2% or $25 million, from $73 million in fiscal 2000 to $48 million in fiscal 2001 related to establishing independent operations, which are composed of advertising costs associated with establishing our brand in each fiscal period as well as fees for investment banking and other professional advisors in fiscal 2000. The reduction in SG&A expenses was partially offset by an increase in ongoing marketing expense.

BUSINESS RESTRUCTURING CHARGES AND RELATED EXPENSES, NET OF REVERSALS – Business restructuring charges and related expenses of $837 million in fiscal 2001 include (1) $540 million for our accelerated restructuring plan, which is essentially composed of enhanced pension and healthcare benefits that were offered through an early retirement program, severance and terminated lease obligations, (2) $134 million primarily for employee separation costs associated with the outsourcing of certain manufacturing operations to Celestica, (3) $178 million representing incremental period costs largely associated with our separation from Lucent including computer system transition costs such as data conversion activities, asset transfers and training, and (4) a $20 million asset impairment charge related to assets to be disposed of in association with our manufacturing outsourcing initiative, partially offset by (5) a $35 million reversal of business restructuring liabilities originally recorded in September 2000, primarily related to fewer employee separations than originally anticipated.

Business restructuring and related charges of $684 million in fiscal 2000 include $520 million principally for employee separations and lease obligations, $75 million of asset impairment charges primarily related to an outsourcing contract, and $89 million of incremental period costs associated with our separation from Lucent, including computer system transition costs.

RESEARCH AND DEVELOPMENT – R&D expenses increased 14.5% or $68 million, from $468 million in fiscal 2000 to $536 million in fiscal 2001. Our investment in R&D represented 7.9% of revenue in fiscal 2001 as compared with 6.1% in fiscal 2000. This increased investment supports our plan to shift spending to high growth areas of our business and reduce spending on more mature product lines.

These investments represent a significant increase over our investments in R&D for the fiscal years prior to the distribution, which were approximately 6% of total revenue. As a part of Lucent, we were allocated a portion of Lucent's basic research, which did not necessarily directly benefit our business. Our current and future investments in R&D will have a greater focus on our products.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT – In fiscal 2001, we acquired VPNet and substantially all of the assets of Quintus. The purchase prices for these acquisitions included certain technologies that had not reached technological feasibility and had no future alternative use and, accordingly, the value allocated to these technologies was capitalized and immediately expensed at acquisition. There was no charge in fiscal 2000 for purchased in-process research and development.

OTHER INCOME (EXPENSE), NET – Other income, net decreased 56.3% or $40 million, from $71 million in fiscal 2000 to $31 million in fiscal 2001. This decrease was primarily due to a $45 million gain recorded in March 2000 on the sale of our U.S. sales division serving small- and mid-sized enterprises, which was partially offset by interest income earned on higher cash balances during fiscal 2001.

INTEREST EXPENSE – Interest expense decreased 51.3% or $39 million, from $76 million in fiscal 2000 to $37 million in fiscal 2001. The decrease is primarily attributable to higher weighted average interest rates and assumed debt levels utilized in fiscal 2000 to reflect the level of financing that was thought to be needed to fund our operations as a stand-alone entity.

PROVISION (BENEFIT) FOR INCOME TAXES – The effective tax rates in fiscal 2001 and 2000 reflect a benefit of 38.3% and 16.3%, respectively. The difference between the rates is due primarily to a favorable change in the tax differential on foreign earnings and lower non-deductible restructuring costs offset by an increase in purchased in-process research and development expense. Excluding purchased in-process research and development and other acquisition related costs, the adjusted effective tax rates in fiscal 2001 and 2000 would have been benefits of 40.7% and 16.3%, respectively.

Liquidity and Capital Resources

> Statement of Cash Flows Discussion

Avaya's cash and cash equivalents increased to $597 million at September 30, 2002 from $250 million at September 30, 2001. The increase resulted primarily from $255 million and $198 million of net cash provided by financing and operating activities, respectively, partially offset by $109 million of net cash used for investing activities. In fiscal 2001, Avaya's cash and cash equivalents decreased to $250 million at September 30, 2001, from $271 million at September 30, 2000. The decrease resulted from $365 million and $133 million of net cash used for investing and operating activities, respectively, partially offset by $483 million of net cash provided by financing activities.

> Operating Activities

Our net cash provided by operating activities was $198 million in fiscal 2002 compared with $133 million of net cash used for operating activities in fiscal 2001. Net cash provided by operating activities in fiscal 2002 was composed of a net loss of $666 million adjusted for non-cash items of $878 million, and net cash used for changes in operating assets and liabilities of $14 million. Net cash provided by operating activities is mainly attributed to receipts of cash on amounts due from our customers and a decrease in our inventory balance, as well as $82 million of installment payments of principal and interest received from Expanets, our largest dealer, pursuant to a credit line. These increases in cash were partially offset by payments made on our accounts payable and other short-term liabilities. Usage of cash in fiscal 2002 for operating activities also resulted from payments made for our business restructuring related activities and a net reduction in our payroll related liabilities.

Days sales outstanding in accounts receivable for fiscal 2002, excluding the effect of the securitization transaction discussed below, was 78 days versus 95 days for fiscal 2001. The improvement in the level of days sales outstanding is primarily attributable to the implementation of process improvements that resulted in increased collections on past due amounts and lower sales. Days sales of inventory on-hand for fiscal 2002 were 63 days versus 70 days for fiscal 2001. This decrease is primarily due to improved inventory management as a result of outsourcing our contract manufacturing, as well as a decrease in unit costs.

In fiscal 2001, net cash used for operating activities was $133 million in fiscal 2001 compared with net cash provided by operating activities of $485 million in fiscal 2000. Net cash used for operating activities in fiscal 2001 was composed of a net loss of $352 million adjusted for non-cash items of $779 million, and net cash used for changes in operating assets and liabilities of $560 million. Net cash used for operating activities is primarily attributed to cash payments made for our business restructuring related activities resulting from our separation from Lucent and our establishment as an independent company. The net usage of cash for operating activities is also attributable to decreases in our payroll related liabilities, accounts payable and deferred revenue. These usages of cash were partially offset by receipts of cash on amounts due from our customers.

Days sales outstanding in accounts receivable for fiscal 2001, excluding the effect of the securitization transaction, was 95 days versus 74 days for fiscal 2000. This increase is primarily attributable to transition issues resulting from the consolidation of our customer collection facilities coupled with the temporary effects of the September 11, 2001 tragedy on our customers and business partners. Days sales of inventory on-hand for fiscal 2001 were 70 days versus 51 days for fiscal 2000. The increase in days sales of inventory on-hand is primarily due to lower than expected sales volumes.

> Investing Activities

Our net cash used for investing activities was $109 million in fiscal 2002 compared with $365 million and $428 million in fiscal 2001 and 2000, respectively. The usage of cash in each year resulted primarily from capital expenditures. Capital expenditures in fiscal 2002 included payments made for the renovation of our corporate headquarters facility, purchase of a corporate aircraft due to a terminated sale-leaseback agreement and upgrades of our information technology systems, including the purchase of internal use software. The significant reduction in capital expenditures in fiscal 2002 is attributable to a concerted effort to restrain spending in the face of significant revenue decreases during the year. Capital expenditures in fiscal 2001 and 2000 were due mainly to Avaya establishing itself as a stand-alone entity, including the implementation of SAP, establishing and upgrading our information technology systems and other corporate infrastructure expenditures. In addition, in the current year, we used $6 million of cash for our acquisition of Conita Technologies, a leading supplier of voice-driven software applications for business, which occurred in the third quarter of fiscal 2002. In fiscal 2001, we used $120 million of cash for our acquisitions of VPNet, a privately held developer of virtual private network solutions and devices, and substantially all of the assets of Quintus, a provider of comprehensive electronic customer relationship management solutions, which occurred in the second and third quarters of fiscal 2001, respectively. The net cash used for investing activities in fiscal 2001 was partially offset by the receipt of proceeds from the sale-leaseback of an aircraft, the sale of manufacturing equipment and the sale of other corporate infrastructure assets.

> Financing Activities

Net cash provided by financing activities was $255 million in fiscal 2002 compared with $483 million for the same period in fiscal 2001. Cash flows from financing activities in the current year were mainly attributed to the issuance of long-term debt and common stock. During fiscal 2002, we received gross proceeds of $460 million from the issuance of Liquid Yield Option™ Notes ("LYONs") and $435 million from the issuance of Senior Secured Notes, as described below. Cash proceeds received from the issuance of common stock amounted to $235 million in connection with (i) the sale of 19.55 million shares for $5.90 per share in a public offering, resulting in gross proceeds of approximately $115 million, (ii) the equity transactions entered into with the Warburg Entities described below, resulting in gross proceeds of $100 million, and (iii) $20 million primarily in connection with the sale of shares under our employee stock purchase plan. The receipt of cash from these debt and equity offerings was partially offset by the payment of $29 million of issuance costs. In addition, we made net payments of $432 million for the retirement of commercial paper, $200 million towards the repayment of borrowings under our five-year Credit Facility outstanding on September 30, 2001, and $13 million for the repayment of other short-term borrowings. In connection with our election to terminate the accounts receivable securitization in March 2002, $200 million of collections of qualified trade accounts receivable were used to liquidate the financial institution's investment as described below in "Securitization of Accounts Receivable."

Net cash provided by financing activities was $483 million in fiscal 2001 compared with $42 million in fiscal 2000. Cash flows from financing activities in fiscal 2001 were mainly due to (i) $400 million in proceeds from the sale of our Series B convertible participating preferred stock and warrants to purchase our common stock described below, (ii) $200 million of proceeds from the securitization of certain trade receivables, (iii) a $200 million drawdown on our Credit Facility, which was used to repay maturing commercial paper, and (iv) $40 million in proceeds resulting from the issuance of our common stock, primarily through our employee stock purchase plan. The receipt of cash from financing activities in fiscal 2001 was partially offset by $348 million in net payments for the retirement of commercial paper and $9 million of debt assumed from our acquisition of VPNet.

> Debt Ratings

Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. During the second and fourth quarters of fiscal 2002, our commercial paper and long-term debt ratings were downgraded. Ratings as of September 30, 2002 and 2001 are as follows (all ratings include a negative outlook):

	As of September 30, 2002	2001
Moody's:		
Commercial paper	**No Rating**	P-2
Long-term senior unsecured debt	**Ba3**	Baa1
Senior secured notes	**Ba2**	No Rating
Standard & Poor's:		
Commercial paper	**No Rating**	A-2
Long-term senior unsecured debt	**B**	No Rating
Senior secured notes	**B+**	No Rating
Corporate credit	**BB–**	BBB

In November 2002, Moody's downgraded our long-term senior unsecured debt rating to "B3" with a negative outlook and the senior secured notes rating to "B2" with a stable outlook.

Any increase in our level of indebtedness or deterioration of our operating results may cause a further reduction in our current debt ratings. A further reduction in our current long-term debt rating by Moody's or Standard & Poor's could affect our ability to access the long-term debt markets, significantly increase our cost of external financing, and result in additional restrictions on the way we operate and finance our business.

A security rating by the major credit rating agencies is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies. Each rating should be evaluated independently of any other rating.

> Commercial Paper Program

We had a commercial paper program (the "CP Program") pursuant to which we were able to issue up to $1.25 billion of commercial paper at market interest rates with maturities not exceeding one year. Commercial paper issued under the CP Program bore interest at the London Interbank Offering Rate ("LIBOR") for the related maturity period plus a fixed spread.

During fiscal 2002, Standard & Poor's and Moody's downgraded our commercial paper rating several times and eventually withdrew their ratings of our commercial paper at our request. This withdrawal of our commercial paper rating made it impossible for us to access the commercial paper market, which had been our primary source of liquidity. As a result of the impact of the ratings downgrades on our ability to issue commercial paper, in February 2002, we borrowed $300 million under our five-year Credit Facility, described below, to repay commercial paper obligations. We repaid the $300 million borrowing in March 2002 using proceeds from the issuance of Senior Secured Notes also described below. As of June 30, 2002, all remaining commercial paper obligations had been repaid using proceeds from the offering of the Senior Secured Notes. The weighted average yield and maturity period for the commercial paper outstanding during fiscal 2002 was approximately 3.4% and 65 days, respectively.

As of September 30, 2001, $432 million in commercial paper was classified as long-term debt in the Consolidated Balance Sheets since it was supported by the five-year Credit Facility and it was our intention to reissue the commercial paper on a long-term basis. The weighted average yield and maturity period for the commercial paper outstanding during fiscal 2001 was approximately 3.9% and 62 days, respectively.

> Revolving Credit Facilities

As of September 30, 2001, we had two revolving credit facilities (the "Credit Facilities") with third party financial institutions. These Credit Facilities consisted of a $400 million 364-day Credit Facility that expired in August 2002 and an $850 million five-year Credit Facility that expires in September 2005. As required by the terms of the Credit Facilities, upon the closing of the offering of the Senior Secured Notes in March 2002, the Credit Facilities were reduced proportionately by an amount equal to the $425 million of proceeds, net of certain deferred financing costs, realized from the offering. Accordingly, the 364-day Credit Facility was reduced to $264 million and the five-year Credit Facility was reduced to $561 million. We did not renew the 364-day Credit Facility when it expired in August 2002.

As of September 30, 2002, the total commitments under the five-year Credit Facility were $561 million, but will be subject to mandatory reduction as follows:

- reduced to $500 million on December 1, 2003;
- reduced to $425 million on March 1, 2004;
- reduced to $350 million on June 1, 2004; and
- reduced to $250 million on September 1, 2004.

We are required to reduce the commitments by an amount equal to 100% of the net cash proceeds realized from the sale of any assets, with certain exceptions, and by an amount equal to 50% of the net cash proceeds realized from the issuance of debt, other than refinancing debt; provided, however, that in each case, we are not required to reduce the commitments below an amount equal to $250 million less the amount of any cash used to redeem or repurchase the convertible debt described below.

Our Credit Facilities were most recently amended in September 2002. Borrowings under the five-year Credit Facility are available for general corporate purposes and, subject to certain conditions, for acquisitions up to $75 million. The five-year Credit Facility provides, at our option, for fixed and floating rate borrowings from committed loans by the lenders who are party to the credit facility agreement and through a competitive bid procedure.

Fixed rate committed loans under the amended five-year Credit Facility bear interest at a rate equal to (i) the greater of (a) Citibank, N.A.'s base rate, which was 4.75% at September 30, 2002, and (b) the federal funds rate, which was 1.75% at September 30, 2002, plus 0.5% plus (ii) a margin based on our long-term debt rating (the "Applicable Margin"). Floating rate committed loans bear interest at a rate equal to LIBOR plus the Applicable Margin. A utilization fee based on our long-term debt rating (the "Applicable Utilization Fee") is added to fixed and floating rate committed loans when the aggregate of such borrowings exceeds 50% of the amount available under the credit facility. Based on our current long-term debt rating, the Applicable Margins for the five-year Credit Facility are 1.5% for fixed rate committed loans and 3.0% for floating rate committed loans, and the Applicable Utilization Fee for both fixed and floating rate committed loans is 0.5%. Funds are also available through competitive bid at a fixed rate determined by the lender or at a floating interest rate equal to LIBOR plus a margin specified by the lender.

As of September 30, 2002, no amounts were outstanding under the Credit Facilities. As of September 30, 2001, $200 million was outstanding under the five-year Credit Facility bearing interest at a floating rate of approximately 3.5%. This amount was repaid in October 2001.

The five-year Credit Facility contains certain covenants, including limitations on our ability to incur liens, incur debt or make restricted payments. In addition, we are required to maintain certain financial covenants relating to a minimum amount of earnings before interest, taxes, depreciation and amortization ("EBITDA") and a minimum ratio of EBITDA to interest expense. In particular, we are required to maintain minimum EBITDA of:

- $70 million for the three quarter period ending September 30, 2002;
- $100 million for the four quarter period ending December 31, 2002;
- $115 million for the four quarter period ending March 31, 2003;
- $150 million for the four quarter period ending June 30, 2003;
- $250 million for the four quarter period ending September 30, 2003;
- $350 million for the four quarter period ending December 31, 2003; and
- $400 million for each of the four quarter periods thereafter.

In addition, the five-year Credit Facility requires us to maintain a ratio of EBITDA to interest expense of:

- 1.70 to 1 for each of the four quarter periods ending September 30, 2002, December 31, 2002 and March 31, 2003;
- 2.25 to 1 for the four quarter period ending June 30, 2003;
- 3.50 to 1 for the four quarter period ending September 30, 2003; and
- 4.00 to 1 for the four quarter period ending December 31, 2003 and each four quarter period thereafter.

The covenants permit us to exclude up to a certain amount of business restructuring charges and related expenses from the calculation of EBITDA in fiscal years 2003 and 2002. In addition, the definition of EBITDA in the five-year Credit Facility excludes all other non-cash charges except to the extent any such non-cash charge represents an accrual for cash expenditures in a future period. The covenants under the five-year Credit Facility permit us to exclude from the calculation of EBITDA our business restructuring charges and related expenses, including asset impairment charges, of an additional $60 million to be taken no later than June 30, 2003. We were in compliance with all required covenants as of September 30, 2002.

Based on our current debt ratings, any borrowings under the five-year Credit Facility are secured, subject to certain exceptions, by security interests in our equipment, accounts receivable, inventory, and our U.S. intellectual property rights and that of any of our subsidiaries guaranteeing our obligations under the amended five-year Credit Facility. Borrowings are also secured by a pledge of the stock of most of our domestic subsidiaries and 65% of the stock of a foreign subsidiary that, together with its subsidiaries, holds the beneficial and economic right to utilize certain of our domestic intellectual property rights outside of North America. The security interests would be suspended in the event our corporate credit rating was at least BBB by Standard & Poor's and our long-term senior unsecured debt rating was at least Baa2 by Moody's, in each case with a stable outlook.

Any current or future domestic subsidiaries, other than certain excluded subsidiaries, whose revenues constitute 5% or greater of our consolidated revenues or whose assets constitute 5% or greater of our consolidated total assets will be required to guarantee our obligations under the five-year Credit Facility. There are no Avaya subsidiaries that currently meet these criteria.

The five-year Credit Facility provides that we may use up to $100 million of cash to redeem or repurchase our convertible debt at any time as long as no default or event of default exists under the facility, no amounts are outstanding under the facility, the commitments are reduced in an amount equal to the cash amount used to redeem or repurchase the convertible debt, and our cash balance is not less than $300 million after giving pro forma effect to the redemption or repurchase of the convertible debt.

While we believe we will be able to meet these financial covenants, our revenue has been declining and any further decline in revenue may affect our ability to meet these financial covenants in the future.

> Uncommitted Credit Facilities

We have entered into several uncommitted credit facilities totaling $61 million and $100 million, of which letters of credit of $25 million and $20 million were issued and outstanding as of fiscal 2002 and 2001, respectively. Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions.

> LYONs Convertible Debt

In the first quarter of fiscal 2002, we sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of approximately $944 million of LYONs due 2021. The proceeds of approximately $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of our outstanding commercial paper. The underwriting fees of $12 million were recorded as deferred financing costs and are being amortized to interest expense over a three-year period through October 31, 2004, which represents the first date holders may require us to purchase all or a portion of their LYONs. In fiscal 2002, $4 million of deferred financing costs were recorded as interest expense.

The original issue discount of $484 million accretes daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. We will not make periodic cash payments of interest on the LYONs. Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to their maturity value. In fiscal 2002, $16 million of interest expense on the LYONs was recorded, resulting in an accreted value of $476 million as of September 30, 2002. The discount will cease to accrete on the LYONs upon maturity, conversion, purchase by us at the option of the holder, or redemption by Avaya. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Avaya.

The LYONs are convertible into 35,333,073 shares of Avaya common stock at any time on or before the maturity date. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

We may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require us to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. If we were to purchase all of the LYONs at the option of the holders, the aggregate purchase price would be approximately $512 million on October 31, 2004, $550 million on October 31, 2006 and $659 million on October 31, 2011. If we elected to pay the purchase price in shares of our common stock, the number of shares would be equal to the purchase price divided by the average of the market prices of our common stock for the five trading day period ending on the third business day prior to the applicable purchase date.

The indenture governing the LYONs includes certain covenants, including a limitation on our ability to grant liens on significant domestic real estate properties or the stock of our subsidiaries holding such properties.

On December 23, 2002, we and the Warburg Entities described below commenced an exchange offer to purchase up to approximately $661 million aggregate principal amount at maturity, or 70%, of our outstanding LYONs. Under the terms of the offer, holders of LYONs may elect to receive, for each LYON exchanged, either (i) $389.61 in cash (the "Cash Consideration") or (ii) a combination of $203.87 in cash plus shares of our common stock (the "Mixed Consideration") having a value equal to $203.87, based on the volume-weighted average trading price of a share of our common stock on the New York Stock Exchange (the "NYSE") during the five trading days ending on and including the second NYSE trading day prior to the expiration of the exchange offer; subject to a maximum of 102 shares and a minimum of 76 shares.

The total amount of cash available for the Cash Consideration and the Mixed Consideration is $200 million, of which no more than $100 million will be paid by us and no more than $100 million will be paid by the Warburg Entities. We have the right to determine, subject to these limitations, how much of the consideration paid in cash will be paid by us and how much will be paid by the Warburg Entities. We will issue all of the shares of common stock.

LYONs tendered for the Mixed Consideration will be accepted for tender first and, subject to the cash usage limitations described above, LYONs tendered for the Cash Consideration will be accepted second. The exchange offer is subject to certain conditions and we, acting alone or together with the Warburg Entities, may terminate the offer for any or no reason. The offer will expire at midnight, New York time, on January 22, 2002, unless extended.

In addition, if the Warburg Entities purchase LYONs in the exchange offer (1) we will grant the Warburg Entities additional warrants to purchase our common stock; (2) we will increase the number of shares of common stock that may be purchased under, and decrease to $0.01 the exercise price of, warrants currently held by the Warburg Entities; (3) the Warburg Entities will convert all LYONs they purchase into shares of common stock that will be determined based on the amount of cash the Warburg Entities use to purchase LYONs in the exchange offer; (4) the Warburg Entities will exercise for cash warrants to purchase a number of shares of our common stock that will be determined based on the amount of cash the Warburg Entities use to purchase LYONs in the exchange offer; and (5) following the exercise described in the clause (4) above, the adjusted exercise price of the unexercised warrants held by the Warburg Entities will be readjusted to the exercise price in effect prior to the commencement of the offer. The intended net effect of the transactions described in clauses (1) through (3) above is that, in consideration for the amount of cash that the Warburg Entities use to purchase LYONs in the exchange offer plus the amount of cash paid to us upon exercise of the warrants, the Warburg Entities will receive an aggregate number of shares of our common stock equal to the quotient of (i) the sum of the amount of cash that the Warburg Entities use to purchase LYONs in the exchange offer plus the amount of cash paid by the Warburg Entities to us upon exercise of the warrants, divided by (ii) 90% of the volume-weighted trading price of a share of our common stock on the NYSE during the five NYSE trading days ending on and including the second NYSE trading day prior to the expiration of the offer, but in no event less than $1.78 or more than $2.68.

Under the agreement we entered into with the Warburg Entities in connection with the exchange offer, the Warburg Entities have the right to nominate one individual for election to our board of directors, which individual may be affiliated with the Warburg Entities. In the event the Warburg Entities pay more than $25 million in exchange for LYONs in the exchange offer, the Warburg Entities will have the right to nominate one individual to our board of directors, which individual may not be affiliated with the Warburg Entities.

> Senior Secured Notes

In March 2002, we issued through an underwritten public offering under a shelf registration statement $440 million aggregate principal amount of 11 1/8% Senior Secured Notes due April 2009 (the "Senior Secured Notes") and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs. Interest on the Senior Secured Notes is payable on April 1 and October 1 of each year beginning on October 1, 2002. We recorded interest expense of $25 million for fiscal 2002. The $5 million discount is being amortized to interest expense over the seven-year term to maturity. The $10 million of issuance costs were recorded as deferred financing costs and are also being amortized to interest expense over the term of the Senior Secured Notes. The proceeds from the issuance were used to repay amounts outstanding under the five-year Credit Facility and for general corporate purposes. As of September 30, 2002, the carrying value of the Senior Secured Notes was $457 million, which includes $22 million related to the increase in the fair market value of the hedged portion of such debt.

The Company may redeem the Senior Secured Notes, in whole or from time to time in part, at the redemption prices expressed as a percentage of the principal amount plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the following years: (i) 105.563% in 2006; (ii) 102.781% in 2007; and (iii) 100.0% in 2008.

The Senior Secured Notes are secured by a second priority security interest in the collateral securing our obligations under the five-year Credit Facility and our obligations under the interest rate swap agreements. In the event that (i) our corporate credit is rated at least BBB by Standard & Poor's and our long-term senior unsecured debt is rated at least Baa2 by Moody's, each without a negative outlook or its equivalent, or (ii) subject to certain conditions, at least $400 million of unsecured indebtedness is outstanding or available under the five-year Credit Facility or a bona fide successor credit facility, the security interest in the collateral securing the Senior Secured Notes will terminate. The indenture governing the Senior Secured Notes includes negative covenants that limit our ability to incur secured debt and enter into sale/leaseback transactions. In addition, the indenture also includes conditional covenants that limit our ability to incur debt, enter into affiliate transactions, or make restricted payments or investments and advances. These conditional covenants will apply to us until such time that the Senior Secured Notes are rated at least BBB- by Standard & Poor's and Baa3 by Moody's, in each case without a negative outlook or its equivalent.

> Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, commercial paper and other short-term borrowings approximate fair value because of their short-term maturity and variable rates of interest. The carrying value of debt outstanding under the five-year Credit Facility approximates fair value as interest rates on these borrowings approximate current market rates. The fair value of the LYONs and Senior Secured Notes as of September 30, 2002 are estimated to be $193 million and $279 million, respectively, and are based on quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt. As of September 30, 2002, the fair value of our interest rate swaps described below was $22 million based upon a mark-to-market valuation performed by an independent financial institution.

As of September 30, 2002, our foreign currency forward exchange contracts and options were assets and had a net carrying value of $10 million, which represented their estimated fair value based on market quotes obtained through independent pricing sources.

> Warburg Transactions

In October 2000, we sold to Warburg Pincus Equity Partners, L.P. and certain of its investment funds (the "Warburg Entities") four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. In March 2002, we completed a series of transactions pursuant to which the Warburg Entities (i) converted all four million shares of the Series B preferred stock into 38,329,365 shares of our common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) purchased an additional 286,682 shares of common stock by exercising a portion of the warrants at an exercise price of $34.73 per share resulting in gross proceeds of approximately $10 million, and (iii) purchased 14,383,953 shares of our common stock for $6.26 per share, which was the reported closing price of our common stock on the New York Stock Exchange on March 8, 2002, resulting in gross proceeds of approximately $90 million. In connection with these transactions, we incurred approximately $4 million of financing costs, which were recorded as a reduction to additional paid-in capital. As of September 30, 2002, there were no shares of Series B preferred stock outstanding and, accordingly, the Series B preferred stock has ceased accruing dividends.

As a result of these transactions, the Warburg Entities hold approximately 53 million shares of our common stock, which represents approximately 15% of our outstanding common stock, and warrants to purchase approximately 12 million additional shares of common stock. These warrants have an exercise price of $34.73 of which warrants exercisable for 6,724,665 shares of common stock expire on October 2, 2004, and warrants exercisable for 5,379,732 shares of common stock expire on October 2, 2005.

The conversion of the Series B preferred stock and the exercise of the warrants resulted in a charge to accumulated deficit of approximately $125 million. This charge primarily represents the impact of reducing the preferred stock conversion price from $26.71 per share as originally calculated to $11.31 per share, as permitted under the purchase agreement.

The shares of Series B preferred stock had an aggregate initial liquidation value of $400 million and accreted at an annual rate of 6.5%, compounded quarterly. The purchase agreement had provided for determining the total number of shares of common stock that the Series B preferred stock was convertible by dividing the liquidation value in effect at the time of conversion by the conversion price. We recorded a total of $12 million of accretion for the period from October 1, 2001 through the date of conversion. As of September 30, 2001, we recorded a $27 million reduction in accumulated deficit representing the amount accreted for the dividend period.

The $400 million proceeds from the Warburg Entities' investment were initially allocated between the Series B preferred stock and warrants based upon the relative fair market value of each security, with $368 million allocated to the Series B preferred stock and $32 million to the warrants. The fair value allocated to the Series B preferred stock including the amount accreted for the fiscal year ended September 30, 2001 was recorded in the mezzanine section of the Consolidated Balance Sheet because the investors could have required us, upon the occurrence of any change of control in us during the first five years from the investment, to redeem the Series B preferred stock. The fair value allocated to the warrants was included in additional paid-in capital.

A beneficial conversion feature would have existed if the conversion price for the Series B preferred stock or warrants was less than the fair value of our common stock at the commitment date. We determined that no beneficial conversion features existed at the commitment date and therefore there was no impact on our results of operations associated with the Series B preferred stock or with the warrants.

> Public Offering of Common Stock

In March 2002, we sold 19.55 million shares of common stock for $5.90 per share in a public offering. We received proceeds of approximately $112 million, which is net of approximately $3 million of underwriting fees reflected as a reduction to additional paid-in capital.

> Dealer Line of Credit

In March 2000, as part of our strategy to strengthen our distribution network, we sold our primary distribution function for voice communications systems for small and mid-sized enterprises to Expanets, Inc., currently our largest dealer. The terms of the sale provided that we would provide billing, collection and maintenance services to Expanets for a transitional period. In 2001, the dealer agreement was restructured to define more precisely the customer base to be serviced by each party, including small or branch offices of larger enterprises.

At the time the dealer agreement was restructured, Expanets' efforts to obtain a commercial credit facility were hampered by the fact that its billing and collection function had not yet been migrated to its information systems. Because of the importance to Avaya of the Expanets relationship and the customer base served by Expanets, we agreed to provide a $125 million short-term line of credit (as amended as described below, the "Dealer Credit Agreement"). The Dealer Credit Agreement applies to certain unpaid and outstanding receivables for amounts due us by Expanets. A delay in the migration of the billing and collection function until December 2001 affected Expanets' ability to obtain a collateralized commercial credit facility by the original March 31, 2002 expiration date of the Dealer Credit Agreement.

Accordingly, in March 2002, we entered into an amendment to the Dealer Credit Agreement with Expanets and its parent company, NorthWestern Corporation. The Dealer Credit Agreement provides for installment payments under the credit line in the amounts of $25 million in March 2002, $20 million in April 2002, and $25 million in August 2002 with the remaining balance due on December 31, 2002. As of September 30, 2002, we had received the first three installment payments. The Dealer Credit Agreement provides that the borrowing limit shall be reduced by the amount of each installment payment upon the receipt of such payment and may also be offset by certain obligations we have to Expanets related to the March 2000 sale of the distribution function to Expanets. As of September 30, 2002 and 2001, the borrowing limit was $35 million and $121 million, respectively. Amounts outstanding under the line of credit accrued interest at an annual rate of 12% through August 31, 2002, and increased to 15% on September 1, 2002.

The following table summarizes all amounts receivable from Expanets, including amounts outstanding under the line of credit, as of September 30, 2002 and 2001:

	As of September 30,	
(dollars in millions)	**2002**	2001
Receivables	**$ 65**	$ 117
Other current assets	**1**	81
Total amounts receivable from Expanets	**$ 66**	$ 198
Secured and unsecured components of the amounts receivable are as follows:		
Secured line of credit (included in receivables)	**$ 35**	$ 71
Secured line of credit (included in other current assets)	**—**	50
Total secured line of credit	**35**	121
Unsecured	**31**	77
Total amounts receivable from Expanets	**$ 66**	$ 198

Amounts recorded in receivables represent trade receivables due from Expanets on sales of products and maintenance services. Amounts recorded in other current assets represent receivables due from Expanets for transitional services provided under a related agreement.

Outstanding amounts under the line of credit are secured by Expanets' accounts receivable and inventory. In addition, NorthWestern has guaranteed up to $50 million of Expanets' obligations under the Dealer Credit Agreement. A default by NorthWestern of its guarantee obligations under the Dealer Credit Agreement would constitute a default under the Expanets' dealer agreement with Avaya, resulting in a termination of the non-competition provisions contained in such agreement and permitting us to sell products to Expanets' customers.

We have had, and continue to have, discussions with Expanets regarding operational issues related to the March 2000 sale to them of our primary distribution function for voice communications systems for small and mid-sized enterprises. Although these issues are unrelated to Expanets' and Northwestern's obligations under the Dealer Credit Agreement, because of the importance to us of our relationship with Expanets and the customer base served by Expanets, in December 2002 we agreed to extend the term of the Dealer Credit Agreement to February 2003.

There can be no assurance that Expanets will be able to comply with the remaining terms of the Dealer Credit Agreement. In the event Expanets is unable to comply with the terms of the Dealer Credit Agreement and a default occurs, the remedies available to Avaya under such agreement may be insufficient to satisfy in full all of Expanets' obligations to us.

> Securitization of Accounts Receivable

In June 2001, we entered into a receivables purchase agreement and transferred a designated pool of qualified trade accounts receivable to a special purpose entity ("SPE"), which in turn sold an undivided ownership interest in the pool of receivables to an unaffiliated financial institution for cash proceeds of $200 million. The receivables purchase agreement was terminated in March 2002 as described below. The designated pool of qualified receivables held by the SPE was pledged as collateral to secure the obligations to the financial institution. During the term of the receivables purchase agreement, we had a retained interest in the designated pool of receivables to the extent the value of the receivables exceeded the outstanding amount of the financial institution's investment. The carrying amount of our retained interest, which approximates fair value because of the short-term nature of the receivables, was recorded in other current assets.

In March 2002, we elected to terminate the receivables purchase agreement, which was scheduled to expire in June 2002. As a result of the early termination, purchases of interests in receivables by the financial institution ceased, and collections on receivables that constituted the designated pool of trade accounts receivable were used to repay the financial institution's $200 million investment, which has been entirely liquidated as of September 30, 2002. No portion of the retained interest was used to liquidate the financial institution's investment. Upon liquidation in full in April 2002, we had reclassified the remaining $109 million retained interest to receivables. As of September 30, 2001, we had a retained interest of $153 million in the SPE's designated pool of qualified accounts receivable.

> Aircraft Sale-Leaseback

In June 2001, we sold a corporate aircraft for approximately $34 million and subsequently entered into an agreement to lease it back over a five-year period. In March 2002, we elected to terminate the aircraft sale-leaseback agreement and, pursuant to the terms of the agreement, we purchased the aircraft in April 2002 from the lessor for a purchase price equal to the unamortized lease balance of approximately $33 million.

> Cross Acceleration/Cross Default Provisions

The agreement governing our $50 million interest rate swap, our $150 million interest rate swap, and the indentures governing the LYONs and the Senior Secured Notes provide generally that an event of default under such agreements would result (i) if we fail to pay any obligation in respect of debt in excess of $100 million in the aggregate when such obligation becomes due and payable or (ii) if any such debt is declared to be due and payable prior to its stated maturity.

The five-year Credit Facility provides generally that an event of default under such agreements would result (i) if we fail to pay any obligation in respect of any debt in excess of $100 million in the aggregate when such obligation becomes due and payable or (ii) if any event occurs or condition exists that would result in the acceleration, or permit the acceleration, of the maturity of such debt prior to the stated term.

> Product Financing Arrangements

We sell products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

For our U.S. product financing arrangements with resellers, in the event the lending institution repossesses the reseller's inventory of our products, we are obligated under certain circumstances to repurchase such inventory from the lending institution. Our obligation to repurchase inventory from the lending institution terminates 180 days from our date of invoicing to the reseller. The repurchase amount is equal to the price originally paid to us by the lending institution for the inventory. The amount reported to us from the two resellers who participate in these arrangements as their inventory on-hand was approximately $64 million as of September 30, 2002. We are unable to determine how much of this inventory was financed and, if so, whether any amounts have been paid to the lending institutions. Therefore, our repurchase obligation could be less than the amount of inventory on-hand. While there have not been any repurchases made by us under such agreements, we cannot assure you that we will not be obligated to repurchase inventory under these arrangements in the future.

For our product financing arrangements with resellers outside the U.S., in the event participating resellers default on their payment obligation to the lending institution, we are obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to us from the lending institutions was approximately $18 million as of September 30, 2002. We review and set the maximum credit limit for each reseller participating in these financing arrangements. While there have not been any guarantee repayments by us under such arrangements, there can be no assurance that we will not be obligated to make these repayments in the future.

> Future Cash Needs

Our primary future cash needs will be to fund working capital, capital expenditures, debt service, employee benefit obligations and our business restructuring charges and related expenses. We foresee a further reduction in cash usage on capital expenditures in fiscal 2003 as compared with fiscal 2002 as we continue to restrain our spending as a result of the continued economic and business uncertainty. Beginning in fiscal 2003, we will commence making semiannual payments on the fixed interest rate Senior Secured Notes of approximately $25 million; however, the interest rate swaps associated with this debt may require additional payments or generate additional receipts depending on the market performance of these swaps. Based on the current value of the assets in our benefit plans, we expect to make cash contributions of $45 million in fiscal 2003 to fund our pension obligation. Lastly, we expect to make cash payments in fiscal 2003 related to our business restructuring initiatives of approximately $124 million which are expected to be composed of $65 million for employee separation costs, $47 million for lease obligations, and $12 million for incremental period costs, including computer transition expenditures, relocation and consolidation costs. We believe that our existing cash and cash flows from operations will be sufficient to meet these needs. If we do not generate sufficient cash from operations, we may need to incur additional debt.

In order to meet our cash needs, we may from time to time, borrow under our five-year Credit Facility or issue other long-or short-term debt, if the market permits such borrowings. We cannot assure you that any such financings will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, and to fund working capital, capital expenditures, strategic acquisitions, and our business restructuring will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our Credit Facility and the indentures governing the LYONs and the Senior Secured Notes impose and any future indebtedness may impose, various restrictions and covenants which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

The following are summaries of our contractual obligations and other commercial commitments as of September 30, 2002:

	Payments Due by Fiscal Period				
Contractual Obligations	Total	2003	2004–2005	2006–2007	Thereafter
Long-Term Debt[1]	$ 1,384	$ —	$ —	$ —	$ 1,384
Operating Leases	753	185	209	109	250
Total Contractual Obligations	$ 2,137	$ 185	$ 209	$ 109	$ 1,634

	Amount of Commitment Expiration Per Fiscal Period				
Other Commercial Commitments	Total	2003	2004–2005	2006–2007	Thereafter
Committed Lines of Credit	$ 561	$ —	$ 561	$ —	$ —
Uncommitted Lines of Credit[2]	36	36	—	—	—
Letters of Credit	25	22	3	—	—
Conditional Repurchase Obligations	64	64	—	—	—
Guarantees	18	18	—	—	—
Total Other Commercial Commitments	$ 704	$ 140	$ 564	$ —	$ —

(1) Assumes all long-term debt is held to maturity.

(2) Uncommitted lines of credit do not have an expiration date since the lending institutions may renew or revoke such commitments at any time. Therefore, these amounts are presented in the table as expiring within a one-year period and are included in the fiscal 2003 period.

We do not expect that any of our commercial commitments will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Purchased In-Process Research and Development

In connection with our acquisitions in fiscal 2001, a portion of the purchase price, $31 million for VPNet and $1 million for Quintus was allocated to purchased in-process research and development ("IPR&D"). As part of the process of analyzing these acquisitions, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on a number of factors including the amount of time it would take to bring the technology to market. We also considered our internal research resource allocation and our progress on comparable technology, if any. We expect to use a similar decision process in the future.

At the date of each acquisition, the IPR&D projects had not yet reached technological feasibility and had no future alternative use. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. If the projects are not successful or completed in a timely manner, our product pricing and growth rates may not be achieved and we may not realize the financial benefits expected from the projects.

The value allocated to purchased IPR&D for the acquisitions was determined using an income approach. This involved estimating the fair value of the IPR&D using the present value of the estimated after-tax cash flows expected to be generated by the purchased IPR&D, using risk-adjusted discount rates and revenue forecasts as appropriate. Where appropriate, we deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an IPR&D project. The selection of the discount rate was based on consideration of our weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. We believe that the estimated IPR&D amounts so determined represent fair value and do not exceed the amount a third party would have paid for the projects.

Revenue forecasts were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses, and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased IPR&D.

The actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisition, except as noted below.

Set forth below are descriptions of the significant acquired IPR&D projects related to our acquisition of VPNet.

In February 2001, we completed the purchase of VPNet and allocated approximately $31 million to IPR&D projects, using the income approach described above, to the following projects: low-end technologies for $5 million and high-end technologies for $26 million. These projects under development at the valuation date represent next-generation technologies that are expected to address emerging market demands for low- and high-end network data security needs.

At the acquisition date, the low-end technologies under development were approximately 80% complete based on engineering data and technological progress. Revenue attributable to the developmental low-end VPNet technologies was estimated to be $8 million in 2002 and $13 million in 2003. Revenue was estimated to grow at a compounded annual growth rate of approximately 60% for the six years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2007 as new product technologies were expected to be introduced.

At the acquisition date, the high-end technologies under development were approximately 60% complete, based on engineering data and technological progress. Revenue attributable to the developmental high-end VPNet technologies was estimated to be $52 million in 2002 and $86 million in 2003. Revenue was estimated to grow at a compounded annual growth rate of approximately 50% for the seven years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2008 as new product technologies were expected to be introduced.

VPNet had spent approximately $4 million on these in-process technology projects, and expected to spend approximately $4 million to complete all phases of research and development.

The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecasts and the risks associated with the successful development of the projects, a discount rate of 25% was used to value the IPR&D. The discount rate utilized was higher than our weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that were unknown at that time.

During fiscal 2002, the business environment in which the acquired VPNet technologies were to be commercialized changed and the marketplace assumptions originally utilized in the acquisition models were updated accordingly. Consequently, we did not realize all of the original forecasted revenues in fiscal 2002, and we do not expect to realize all of the forecasted revenues in subsequent fiscal years from these acquired technologies. During fiscal 2002, we wrote off $21 million of net acquired intangible assets related to the purchase of VPNet, which is included in the $71 million goodwill and intangibles impairment charge included in our Consolidated Statement of Operations.

Environmental, Health and Safety Matters

We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. We are subject to certain provisions of environmental laws, particularly in the U.S., governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently conducting investigation and/or cleanup of known contamination at seven of our facilities either voluntarily or pursuant to government directives.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of business. Other than as described below, we believe there is no litigation pending against us that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

> Year 2000 Actions

Three separate purported class action lawsuits are pending against Lucent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include Avaya as a defendant. We may also be named a party to the other actions and, in any event, have assumed the obligations of Lucent for all of these cases under the Contribution and Distribution Agreement. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

A class has recently been certified in the West Virginia state court matter. The certified class in the West Virginia matter includes those persons or entities that purchased, leased or financed the products in question. In addition, the court also certified as a subclass all class members who had service protection plans or other service or extended warranty contracts with Lucent in effect as of April 1, 1998, as to which Lucent failed to offer a Year 2000-compliant solution. The federal court in the New York action has issued a decision and order denying class certification, dismissing all but certain fraud claims by one representative plaintiff. No class claims remain in this case at this time. The federal court in the California action has issued an opinion and order granting class certification on a provisional basis, pending submission by plaintiffs of certain proof requirements mandated by the Y2K Act. The class includes any entities that purchased or leased certain products on or after January 1, 1990, excluding those entities who did not have a New Jersey choice of law provision in their contracts and those who did not purchase equipment directly from defendants. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. At this time, we cannot determine whether the outcome of these actions will have a material adverse effect on our financial position, results of operations or cash flows. In addition, if these cases are not resolved in a timely manner, they will require expenditure of significant legal costs related to their defense.

> Lucent Securities Litigation

In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. We understand that Lucent's motion to dismiss the Fifth Consolidated Amended and Supplemental Class Action Complaint in the consolidated action was denied by the court in June 2002. As a result of the denial of its motion to dismiss, we understand that Lucent has filed a motion for partial summary judgment, seeking a dismissal of a portion of the Fifth Consolidated Amended and Supplemental Class Action Complaint. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to November 21, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

We understand that the federal district court in New Jersey has issued orders staying all securities actions against Lucent, as well as those related to the securities cases, so the parties may discuss a potential global settlement of claims. We also understand that the parties have had preliminary meetings to discuss settlement of these cases.

Any liability incurred by Lucent in connection with these stockholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and, as a result, we would be responsible for 10% of any such liability. All of these actions are still in the relatively early stages of litigation and an outcome cannot be predicted and, as a result, we cannot assure you that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

> Licensing Arbitration

In March 2001, a third party licensor made formal demand for alleged royalty payments which it claims we owe as a result of a contract between the licensor and our predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. The licensor claims that we owe royalty payments for software integrated into certain of our products. The licensor also alleges that we have breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. This matter is currently in arbitration. At this point, an outcome in the arbitration proceeding cannot be predicted and, as a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

> Reverse/Forward Stock Split Complaints

In January 2002, a complaint was filed in the Court of Chancery of the State of Delaware against us seeking to enjoin us from effectuating a reverse stock split followed by a forward stock split described in our proxy statement for our 2002 Annual Meeting of Shareholders held on February 26, 2002. At the annual meeting, we obtained the approval of our shareholders of each of three alternative transactions:

- a reverse 1-for-30 stock split followed immediately by a forward 30-for-1 stock split of our common stock;
- a reverse 1-for-40 stock split followed immediately by a forward 40-for-1 stock split of our common stock;
- a reverse 1-for-50 stock split followed immediately by a forward 50-for-1 stock split of our common stock.

The complaint alleges, among other things, that the manner in which we plan to implement the transactions, as described in our proxy statement, violates certain aspects of Delaware law with regard to the treatment of fractional shares and the proposed method of valuing the fractional interests, and further, that the description of the proposed transactions in the proxy statement is misleading to the extent it reflects such violations. The action purports to be a class action on behalf of all holders of less than 50 shares of our common stock. The plaintiff is seeking, among other things, damages as well as injunctive relief enjoining us from effecting the transactions and requiring us to make corrective, supplemental disclosure. In June 2002, the court denied the plaintiff's motion for summary judgment and granted our cross-motion for summary judgment. The plaintiff appealed the Chancery Court's decision to the Delaware Supreme Court and, in November 2002, the Delaware Supreme Court affirmed the lower court's ruling in our favor. Subsequently, the plaintiff filed a motion for re-hearing by the Delaware Supreme Court, arguing that the court misapplied the law concerning fractional "shares" versus fractional "interests" to the facts of the case. We have filed our response to the plaintiff's motion with the Delaware Supreme Court and await its ruling. We cannot provide assurance that this lawsuit will not impair our ability to implement any of the transactions.

In April 2002, a complaint was filed against us in the Superior Court of New Jersey, Somerset County, in connection with the reverse/forward stock splits described above. The action purports to be a class action on behalf of all holders of less than 50 shares of our common stock. The plaintiff is seeking, among other things, injunctive relief enjoining us from effecting the transactions. In recognition of the then pending action in the Delaware Court of Chancery, the plaintiff voluntarily dismissed his complaint without prejudice, pending outcome of the Delaware action.

> Commission Arbitration Demand

In July 2002, a third party representative made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from our businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. As the sales of products continue, the third party representative may likely increase its commission demand. The viability of this asserted claim is based on the applicability and interpretation of a representation agreement and an amendment thereto, which provides for binding arbitration. This matter is currently proceeding to arbitration. The matter is in the early stages and an outcome in the arbitration proceeding cannot be predicted. As a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

> Lucent Consumer Products Class Actions

In several class action cases (the first of which was filed on June 24, 1996), plaintiffs claim that AT&T and Lucent engaged in fraud and deceit in continuing to lease residential telephones to consumers without adequate notice that the consumers would pay well in excess of the purchase price of a telephone by continuing to lease. The cases were removed and consolidated in federal court in Alabama, and were subsequently remanded to their respective state courts (Illinois, Alabama, New Jersey, New York and California). In July 2001, the Illinois state court certified a nationwide class of plaintiffs. The case in Illinois was scheduled for trial on August 5, 2002. Prior to commencement of trial, however, we had been advised that the parties agreed to a settlement of the claims on a class-wide basis. The settlement was approved by the court on November 4, 2002. Claims from class members must be filed on or about January 15, 2003.

Any liability incurred by Lucent in connection with these class action cases will be considered an exclusive Lucent liability under the Contribution and Distribution Agreement between Lucent and us and, as a result, we are responsible for 10% of any such liability in excess of $50 million. The amount for which we may be responsible will not be finally determined until the class claims period expires.

> Patent Infringement Indemnification Claims

A patent owner has sued three customers of our managed services business for alleged infringement of a single patent based on the customers' voicemail service. These customers' voicemail service offerings are partially or wholly provided by our managed services business. As a consequence, these customers are requesting defense and indemnification from us in the lawsuits under their managed services contracts. This matter is in the early stages and we cannot yet determine whether the outcome of this matter will have a material adverse effect on our financial position, results of operations or cash flows.

Financial Instruments

We conduct our business on a multi-national basis in a wide variety of foreign currencies. We are, therefore, subject to the risk associated with foreign currency exchange rates and interest rates that could affect our results of operations, financial position or cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Specifically, we utilize foreign currency forward contracts, and to a lesser extent, foreign currency options to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies, and periodically to reduce anticipated net foreign currency cash flows resulting from normal business operations. In addition, we use interest rate swap agreements to manage our proportion of fixed and floating rate debt and to reduce interest expense. Derivative financial instruments are used as risk management tools and not for speculative or trading purposes.

> Foreign Currency Transactions

RECORDED TRANSACTIONS – We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on our foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these items are revalued into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income or expense. Changes in the fair value of our foreign currency forward contracts used to offset these exposed items are also recognized in earnings as other income or expense in the period in which the exchange rates change. For the fiscal years ended September 30, 2002 and 2001, changes in the fair value of the foreign currency forward and option contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 2002 and 2001, a 10% appreciation in foreign currency exchange rates from the prevailing market rates would increase our related net unrealized gain for fiscal 2002 and 2001 by $6 million and $13 million, respectively. Conversely, a 10% depreciation in these currencies from the prevailing market rates would decrease our related net unrealized gain for fiscal 2002 and 2001 by $6 million and $13 million, respectively. Consistent with the nature of the economic hedge of such foreign currency forward contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying asset, liability or transaction being hedged.

FORECASTED TRANSACTIONS – From time to time, we use foreign currency forward and option contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward and option contracts is recognized as other income or expense in the period in which the exchange rates change. We did not use any foreign currency forward or option contracts for forecasted transactions in fiscal 2002. For the fiscal year ended September 30, 2001, these gains and losses were not material to our results of operations. As permitted under SFAS 133, we have elected not to designate our forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments. Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract that is different from the loss or gain recognized from the underlying forecasted transaction. However, we have procedures to manage the risks associated with our derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

By their nature, all derivative instruments involve, to varying degrees, elements of market risk and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from currency exchange rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being economically hedged. The counterparties to the agreements relating to our foreign exchange instruments consist of a diversified group of major financial institutions. We do not believe that there is significant risk of loss in the event of non-performance of the counterparties because we control our exposure to credit risk through credit approvals and limits, and continual monitoring of the credit ratings of such counterparties. In addition, we limit the financial exposure and the amount of agreements entered into with any one financial institution.

> Interest Rate Swap Agreements

In April 2002, we entered into two interest rate swap agreements with a total notional amount of $200 million that qualify and are designated as fair value hedges in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The swap agreements mature in April 2009 and were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term.

Under these agreements, we receive a fixed interest rate of 11.125% and pay a floating interest rate based on LIBOR plus an agreed-upon spread, which was equal to a weighted average interest rate of 6.8% as of September 30, 2002. The amount paid and the amount received is calculated based on the total notional amount of $200 million. Since the relevant terms of the swap agreements match the corresponding terms of the Senior Secured Notes, there is no hedge ineffectiveness. Accordingly, as required by SFAS 133, gains and losses on the swap agreements will fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which are marked to market at each reporting date. As of September 30, 2002, we recorded the fair market value of the swaps of $22 million as other assets along with a corresponding increase to the hedged debt, with equal and offsetting unrealized gains and losses included in other income (expense), net.

Interest payments are recognized through interest expense and are made and received on the first day of each April and October, commencing on October 1, 2002 and ending on the maturity date. On the last day of each semi-annual interest payment period, the interest rate payment for the previous six months will be made based upon the six-month LIBOR rate (in arrears) on that day, plus the applicable margin, as shown in the table below. Since the interest rate is not known until the end of each semi-annual interest period, estimates are used during such period based upon published forward-looking LIBOR rates. Any differences between the estimated interest expense and the actual interest payment are recorded to interest expense at the end of each semi-annual interest period. These interest rate swaps resulted in a reduction to actual interest expense in fiscal 2002 of $4 million.

The following table outlines the terms of the swap agreements:

Maturity Date	Notional Amount (dollars in millions)	Receive Fixed Interest Rate	Pay Variable Interest Rate
April 2009	$ 150	11.125%	Six-month LIBOR (in arrears) plus 5.055% spread
April 2009	50	11.125%	Six-month LIBOR (in arrears) plus 5.098% spread
Total	$ 200		

Each counterparty to the swap agreements is a lender under the five-year Credit Facility. Our obligations under these swap agreements are secured on the same basis as our obligations under the five-year Credit Facility.

Recent Accounting Pronouncements

> SFAS 143

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for our 2003 fiscal year. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

> SFAS 144

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. SFAS 144 excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 is effective for our 2003 fiscal year. The adoption of SFAS 144 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

> SFAS 145

In May 2001, the FASB issued Statement No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" ("SFAS 145"). SFAS 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. As a result of the rescission of SFAS 4 and SFAS 64, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify gains and losses from debt extinguishment. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for our 2003 fiscal year. The adoption of SFAS 145 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

> SFAS 146

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which previously governed the accounting treatment for restructuring activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. Those costs include, but are not limited to, the following: (1) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred-compensation contract, (2) costs to terminate a contract that is not a capital lease, and (3) costs to consolidate facilities or relocate employees. SFAS 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002. Early adoption is permitted.

> FASB Interpretation No. 45

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

The Application of Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

> Revenue Recognition
Most of our sales require judgments principally in the areas of customer acceptance, returns assessments and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized in the current market environment. In addition, a significant amount of our revenue is generated from sales of product to distributors. As such, our provision for estimated sales returns and other allowances and deferrals requires significant judgment.

> Collectibility of Accounts Receivable
In order to record our accounts receivable at their net realizable value, we must assess their collectibility. A considerable amount of judgment is required in order to make this assessment including an analysis of historical bad debts and other adjustments, a review of the aging of our receivables and the current creditworthiness of our customers. We have recorded allowances for receivables which we feel are uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers was to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. We actively manage our accounts receivable to minimize credit risk and as of September 30, 2002, we have no individual customer that constitutes more than 10% of our accounts receivable.

> Inventories
In order to record our inventory at its lower of cost or market, we assess the ultimate realizability of our inventory, which requires us to make judgments as to future demand and compare that with the current or committed inventory levels. Where we have determined that the future demand is lower than our current inventory levels, we have adjusted our inventory forecasts to reflect that demand. Additionally, we review our usage and inventory levels and record a provision to adjust our inventory balance based on our historical usage and inventory turnover. It is possible that we may need to adjust our inventory balance in the future based on the dynamic nature of this relationship. In addition, we have outsourced the manufacturing of substantially all of our CSA and SMBS products. We are not obligated to purchase products from our outsourced manufacturer in any specific quantity, except as we outline in forecasts or orders for products required to be manufactured by the outsourced manufacturer. We may be obligated to purchase certain excess inventory levels from our outsourced manufacturer that could result from our actual sales of product varying from forecast.

> Long-Lived Assets
We have recorded property, plant and equipment, intangible assets, and capitalized software costs at cost less accumulated depreciation or amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment.

We conducted the required annual goodwill impairment review during the fourth quarter of fiscal 2002. Due to a significant downward movement in the U.S. stock market and communications technology market, in particular, we experienced a decline in our market capitalization that negatively impacted the fair value of our reporting units as determined in accordance with the provisions of SFAS 142. Updated valuations were completed for all reporting units with goodwill as of September 30, 2002 using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, we recorded a goodwill impairment charge of $44 million as an operating expense in fiscal 2002 related to our SMBS operating segment. A considerable amount of judgment is required in calculating this impairment charge, principally in determining discount rates, market premiums, financial forecasts, and allocation methodology.

> Deferred Tax Assets
We currently have significant net deferred tax assets resulting from tax credit carryforwards, net operating losses and other deductible temporary differences, which are available to reduce taxable income in future periods. We recorded an increase of $563 million to our net deferred tax assets valuation allowance in the fourth quarter of fiscal 2002. The increase in the valuation allowance is composed of a $364 million charge included in the tax provision and a $202 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions." The increase in the valuation allowance was partially offset by $3 million of net operating losses that expired during the year. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), which place primary importance on a company's cumulative operating results for the current and preceding years.

Although we believe that our results for those periods were heavily affected by deliberate and planned restructuring activities aimed to right-size our cost structure, the cumulative losses in those periods represented negative evidence sufficient to require a valuation allowance under the provisions of SFAS 109.

We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Although realization is not assured, we have concluded that the remaining net deferred tax assets as of September 30, 2002 in the amount of $532 million will be realized based on the scheduling of deferred tax liabilities and on certain distinct tax planning strategies that we intend to implement in a timely manner, if necessary, which will allow us to recognize the future tax attributes. The amount of net deferred tax assets determined to be realizable was measured by calculating the tax effect of the planning strategies, which include the potential sale of assets and liabilities. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or in future income. Should Avaya determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to income in the period such determination was made.

> Business Restructuring Charges

During each of fiscal 2002, 2001, and 2000, we recorded $201 million, $674 million and $499 million, respectively, of charges and established related business restructuring reserves in connection with our spin off from Lucent, the outsourcing of certain manufacturing facilities, the acceleration of our restructuring plan originally adopted in September 2000, and our efforts to improve our business performance in response to the continued industry-wide slowdown. These reserves include estimates related to employee separation costs, lease termination obligations and other exit costs. In fiscals 2002 and 2001, we reversed $20 million and $35 million, respectively, of business restructuring reserves primarily related to fewer employee separations than originally anticipated.

> Pension and Postretirement Benefit Costs

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to our actuaries, including the discount rate and expected long-term rate of return on plan assets. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, and changes in the level of benefits provided.

The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Based on the expected duration of the benefit payments for our pension plans, we refer to applicable indices such as the Moody's AA Corporate Bond Index and the Salomon Brothers Pension Discount Curve to select a rate at which we believe the pension benefits could be effectively settled. Based on the published rates as of September 30, 2002, we used a discount rate of 6.5%, a decline of 50 basis points from the 7% rate used in fiscal year 2001. This had the effect of increasing our accumulated pension benefit obligation by approximately $149 million for the fiscal year ended September 30, 2002, and increasing our estimated pension expense for fiscal 2003 by $1.5 million.

The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans, and the fact that the plan assets are actively managed to mitigate downside risk. Based on these factors, our expected long-term rate of return as of September 30, 2002 is 9%, consistent with the prior year. A 25 basis point change in the expected long-term rate of return would result in approximately a $6 million change in our pension expense.

On September 30, 2002, our annual measurement date, the accumulated benefit obligation related to our pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). This difference is attributed to (1) an increase in the accumulated benefit obligation that resulted from the decrease in the interest rate used to discount the projected benefit obligation to its present settlement amount from 7% to 6.5% and (2) a decline in the fair value of the plan assets due to a sharp decrease in the equity markets at September 30, 2002. As a result, in accordance with SFAS 87, we recognized an additional minimum pension liability of $548 million included in benefit obligations, recorded a charge to accumulated other comprehensive loss of $513 million which decreased stockholders' equity, and recognized an intangible asset included in other assets of $35 million up to the amount of unrecognized prior service cost. The charge to stockholders' equity for the excess of additional pension liability over the unrecognized prior service cost represents a net loss not yet recognized as pension expense.

> Commitments and Contingencies

We are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters. In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions.

Report of Independent Accountants

To the Board of Directors and Stockholders of Avaya Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of comprehensive loss, and of cash flows present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (the "Company") at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Until September 30, 2000, the Company was a fully integrated business of Lucent Technologies Inc. ("Lucent"); consequently, as indicated in Note 1, the consolidated statements of operations, of changes in stockholders' equity and of comprehensive loss, and of cash flows for the year ended September 30, 2000 have been derived from the consolidated financial statements and accounting records of Lucent, and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, prior to September 30, 2000, the Company relied on Lucent and its other businesses for administrative, management and other services. Accordingly, the consolidated statements of operations, of changes in stockholders' equity and of comprehensive loss, and of cash flows for the year ended September 30, 2000 do not necessarily reflect the results of operations, changes in stockholders' equity and cash flows of the Company had it been a separate stand-alone entity, independent of Lucent during the period.

As discussed in Note 2 to the consolidated financial statements, on October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
November 27, 2002

Consolidated Statements of Operations

Avaya Inc. and Subsidiaries

	Year Ended September 30,		
(dollars in millions, except per share amounts)	2002	2001	2000
Revenue			
Products	**$ 2,888**	$ 4,507	$ 5,774
Services	**2,068**	2,286	1,958
	4,956	6,793	7,732
Costs			
Products	**1,748**	2,331	3,471
Services	**1,262**	1,566	1,012
	3,010	3,897	4,483
Gross margin	**1,946**	2,896	3,249
Operating expenses			
Selling, general and administrative	**1,555**	2,055	2,540
Business restructuring charges and related expenses, net of reversals	**209**	837	684
Goodwill and intangibles impairment charge	**71**	—	—
Research and development	**459**	536	468
Purchased in-process research and development	**—**	32	—
Total operating expenses	**2,294**	3,460	3,692
Operating loss	**(348)**	(564)	(443)
Other income (expense), net	**(2)**	31	71
Interest expense	**(51)**	(37)	(76)
Loss before income taxes	**(401)**	(570)	(448)
Provision (benefit) for income taxes	**265**	(218)	(73)
Net loss	**$ (666)**	$ (352)	$ (375)
Net loss available to common stockholders:			
Net loss	**$ (666)**	$ (352)	$ (375)
Accretion of Series B preferred stock	**(12)**	(27)	—
Conversion charge related to Series B preferred stock	**(125)**	—	—
Net loss available to common stockholders	**$ (803)**	$ (379)	$ (375)
Loss per common share:			
Basic and Diluted	**$ (2.44)**	$ (1.33)	$ (1.39)

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Avaya Inc. and Subsidiaries

(dollars in millions, except per share amounts)	As of September 30, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 597**	$ 250
Receivables, less allowances of $121 in 2002 and $105 in 2001	**876**	1,163
Inventory	**467**	649
Deferred income taxes, net	**160**	246
Other current assets	**203**	461
Total Current Assets	**2,303**	2,769
Property, plant and equipment, net	**887**	988
Deferred income taxes, net	**372**	529
Goodwill	**144**	175
Other assets	**191**	187
Total Assets	**$ 3,897**	$ 4,648
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 374**	$ 624
Short-term borrowings	**—**	145
Business restructuring reserve	**170**	179
Payroll and benefit obligations	**309**	349
Deferred revenue	**91**	206
Other current liabilities	**380**	604
Total Current Liabilities	**1,324**	2,107
Long-term debt	**933**	500
Benefit obligations	**1,110**	621
Other liabilities	**530**	544
Total Non-Current Liabilities	**2,573**	1,665
Commitments and contingencies		
Series B convertible participating preferred stock, par value $1.00 per share, 4 million shares authorized, issued and outstanding as of September 30, 2001	**—**	395
STOCKHOLDERS' EQUITY		
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	**—**	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized, 364,752,178 and 286,851,934 issued (including 557,353 and 147,653 treasury shares) as of September 30, 2002 and 2001, respectively	**4**	3
Additional paid-in capital	**1,693**	905
Accumulated deficit	**(1,182)**	(379)
Accumulated other comprehensive loss	**(512)**	(46)
Treasury stock at cost	**(3)**	(2)
Total Stockholders' Equity	**—**	481
Total Liabilities and Stockholders' Equity	**$ 3,897**	$ 4,648

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity and of Comprehensive Loss

Avaya Inc. and Subsidiaries

(dollars in millions)	Year Ended September 30, 2002	2001	2000
Former Parent's Net Investment:			
Beginning balance	$ —	$ —	$ 1,871
Net loss	—	—	(375)
Transfers to Lucent	—	—	(7,783)
Transfers from Lucent	—	—	7,115
Recapitalization upon Distribution	—	—	(828)
Ending balance	$ —	$ —	$ —
Common Stock:			
Beginning balance	$ 3	$ 3	$ —
Issuance of stock	1	—	3
Ending balance	$ 4	$ 3	$ 3
Additional Paid-In Capital:			
Beginning balance	$ 905	$ 825	$ —
Additional paid-in capital resulting from the Distribution	—	—	825
Issuance of warrants	—	32	—
Issuance of common stock for options exercised	2	7	—
Issuance of common stock to employees under the stock purchase plan	18	33	—
Issuance of other stock unit awards	24	28	—
Issuance of common stock in connection with the Warburg Transactions	628	—	—
Issuance of common stock through a public offering	112	—	—
Other stock transactions	4	22	—
Adjustment to Lucent capital contribution	—	(42)	—
Ending balance	$ 1,693	$ 905	$ 825
Accumulated Deficit:			
Beginning balance	$ (379)	$ —	$ —
Preferred stock accretion	(12)	(27)	—
Preferred stock conversion and exercise of warrants charge	(125)	—	—
Net loss	(666)	(352)	—
Ending balance	$ (1,182)	$ (379)	$ —
Accumulated Other Comprehensive Loss:			
Beginning balance	$ (46)	$ (64)	$ (54)
Foreign currency translation	47	18	(10)
Minimum pension liability	(513)	—	—
Tax effect of minimum pension liability	202	—	—
Valuation allowance related to minimum pension liability	(202)	—	—
Ending balance	$ (512)	$ (46)	$ (64)
Treasury Stock:			
Beginning balance	$ (2)	$ —	$ —
Purchase of treasury stock at cost	(1)	(2)	—
Ending balance	$ (3)	$ (2)	$ —
Total Stockholders' Equity	$ —	$ 481	$ 764
Comprehensive Loss:			
Net loss	$ (666)	$ (352)	$ (375)
Minimum pension liability, net of tax and valuation allowance	(513)	—	—
Foreign currency translations	47	18	(10)
Comprehensive loss	$ (1,132)	$ (334)	$ (385)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Avaya Inc. and Subsidiaries

	Year Ended September 30,		
(dollars in millions)	2002	2001	2000
Operating Activities:			
Net loss	**$ (666)**	$ (352)	$ (375)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used for) operating activities:			
Business restructuring charges, net of reversals	**188**	659	595
Depreciation and amortization	**229**	273	220
Provision for uncollectible receivables	**53**	53	36
Deferred income taxes	**(121)**	(264)	(288)
Purchased in-process research and development	**—**	32	—
Gain on assets sold	**(2)**	(6)	(44)
Amortization of debt discount and deferred financing costs	**21**	—	—
Amortization of restricted stock units	**23**	10	7
Impairment of goodwill, intangible assets and investments	**88**	—	—
Deferred tax valuation allowance	**364**	—	—
Adjustments for other non-cash items, net	**35**	22	12
Changes in operating assets and liabilities, net of effects of acquired and divested businesses:			
Receivables	**586**	198	(50)
Inventory	**133**	(6)	131
Accounts payable	**(249)**	(138)	298
Payroll and benefits, net	**(98)**	(215)	(372)
Business restructuring reserve	**(187)**	(327)	(21)
Deferred revenue	**(98)**	(132)	50
Other assets and liabilities	**(101)**	60	286
Net Cash Provided by (Used for) Operating Activities	**198**	(133)	485
Investing Activities:			
Capital expenditures	**(111)**	(341)	(499)
Proceeds from the sale of property, plant and equipment	**5**	108	14
Disposal of businesses	**—**	—	82
Acquisitions of businesses, net of cash acquired	**(6)**	(120)	—
Purchases of equity investments	**—**	(27)	—
Other investing activities, net	**3**	15	(25)
Net Cash Used for Investing Activities	**(109)**	(365)	(428)
Financing Activities:			
Issuance of convertible participating preferred stock	**—**	368	—
Issuance of warrants	**—**	32	—
Issuance of common stock	**235**	40	—
Transfers to Lucent, net	**—**	—	(741)
Proceeds from (termination of) accounts receivable securitization	**(200)**	200	—
Borrowings (repayments) under credit facility	**(200)**	200	—
Net decrease in commercial paper	**(432)**	(348)	—
Assumption of commercial paper from Lucent	**—**	—	780
Repayment of other short-term borrowings	**(13)**	—	—
Issuance (repayment) of long-term borrowings	**895**	(9)	—
Payment of issuance costs related to debt and equity offerings	**(29)**	—	—
Other financing activities, net	**(1)**	—	3
Net Cash Provided by Financing Activities	**255**	483	42
Effect of exchange rate changes on cash and cash equivalents	**3**	(6)	(22)
Net increase (decrease) in cash and cash equivalents	**347**	(21)	77
Cash and cash equivalents at beginning of fiscal year	**250**	271	194
Cash and cash equivalents at end of fiscal year	**$ 597**	$ 250	$ 271

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Avaya Inc. and Subsidiaries

NOTE 1 Background and Basis of Presentation

> Background

On September 30, 2000, Avaya Inc. (the "Company" or "Avaya") was spun off from Lucent Technologies Inc. ("Lucent" or "Former Parent") pursuant to a contribution by Lucent of its enterprise networking businesses to the Company and a distribution of the outstanding shares of the Company's common stock, to Lucent stockholders (the "Distribution"). The Company provides communication systems and applications for enterprises, including businesses, government agencies and other organizations. The Company offers a broad range of traditional voice communication systems, converged voice and data networks, customer relationship management solutions, unified communications solutions and structured cabling products.

The Company was incorporated in Delaware in February 2000 as a wholly owned subsidiary of Lucent. The Company's authorized capital stock consists of 200 million shares of preferred stock, par value $1.00 per share, of which the Company has designated 7.5 million shares as Series A junior participating preferred stock and 1.5 billion shares of common stock, par value $0.01 per share.

The Company adopted a rights agreement prior to the Distribution date. The issuance of a share of the Company's common stock also constitutes the issuance of a Series A junior participating preferred stock purchase right associated with such share. These rights may have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer.

> Basis of Presentation

The accompanying consolidated financial statements as of and for the fiscal years ended September 30, 2002 and 2001 each depict Avaya's results as a stand-alone company.

The consolidated financial statements for the fiscal year ended September 30, 2000 include the Company and its subsidiaries as well as certain assets, liabilities, and related operations transferred to the Company from Lucent immediately prior to the Distribution. These consolidated financial statements have been derived from the accounting records of Lucent using the historical results of operations and historical basis of the assets and liabilities of the enterprise networking businesses transferred to the Company. Since no direct ownership existed among all of the various units comprising the Company prior to the Distribution, Lucent's net investment in Avaya is shown in place of stockholders' equity in the Consolidated Statements of Changes in Stockholders' Equity in fiscal 2000. Management believes these consolidated financial statements are a reasonable representation of the financial position, results of operations, cash flows and changes in stockholders' equity of such businesses as if Avaya were a separate entity during such periods.

The consolidated financial statements for the fiscal year ended September 30, 2000 include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to these businesses that were transferred to Avaya from Lucent. General corporate overhead has been allocated either based on the ratio of the Company's costs and expenses to Lucent's costs and expenses, or based on the Company's revenue as a percentage of Lucent's total revenue. General corporate overhead primarily includes cash management, legal, accounting, tax, insurance, public relations, advertising and data services and amounted to $398 million in fiscal 2000. In addition, the consolidated financial statements for fiscal 2000 include an allocation from Lucent to fund a portion of the costs of basic research conducted by Lucent's Bell Laboratories. This allocation was based on the Company's revenue as a percentage of Lucent's total revenue and amounted to $75 million in fiscal 2000. Management believes the costs of corporate services and research charged to the Company were a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone entity during such period. The Company currently performs these corporate functions and basic research requirements using its own resources or purchased services.

During the period covered by the consolidated financial statements for the fiscal year ended September 30, 2000, Lucent used a centralized approach to cash management and the financing of its operations. Prior to the Distribution, cash deposits from the Company's businesses were transferred to Lucent on a regular basis and were netted against Lucent's net investment account. As a result, none of Lucent's cash or cash equivalents at the corporate level had been allocated to the Company. Changes in stockholders' equity in fiscal 2000 represent funding required from Lucent for working capital, acquisitions or capital expenditures after giving effect to the Company's transfers to or from Lucent of its cash flows from operations and other non-cash transactions between the Company and Lucent.

The Company's Consolidated Statements of Operations include interest expense for the fiscal year ended September 30, 2000. The Company has assumed for purposes of calculating interest expense that it would have had an average debt balance of $962 million and an average interest rate of 7.9% per annum for fiscal 2000. The Company believes the interest rate and average debt balance used in the calculation of interest expense reasonably reflect the cost of financing its assets and operations during fiscal 2000.

Income taxes were calculated in fiscal 2000 as if the Company filed separate tax returns. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that the Company would have followed or is following as a stand-alone company. Commencing with fiscal 2001, the Company began filing consolidated income tax returns for Avaya and its subsidiaries.

NOTE 2 Summary of Significant Accounting Policies

> Principles of Consolidation

The consolidated financial statements include all majority-owned subsidiaries in which the Company exercises control. Investments in which the Company exercises significant influence, but which it does not control (generally a 20%-50% ownership interest), are accounted for under the equity method of accounting. All intercompany transactions and balances between and among the Company's businesses have been eliminated. Transactions between any of the Company's businesses and Lucent are included in these financial statements.

> Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include an allocation of costs by Lucent in fiscal 2000, assessing the collectibility of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, restructuring reserves, pension and postretirement obligations, and useful lives and impairment of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future realizability of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

> Foreign Currency Translation

Balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are denominated in a currency other than the entity's functional currency, are included in the Consolidated Statements of Operations.

> Revenue Recognition

Revenue from sales of communications systems and applications is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer, and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. The Company's indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. Revenue from services performed under value-added service arrangements, professional services and services performed under maintenance contracts is recognized over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

> Research and Development Costs and Software Development Costs

Research and development costs are charged to expense as incurred. The costs incurred for the development of computer software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over a period of up to three years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

> Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. These short-term investments are stated at cost, which approximates market value. The Company's cash and cash equivalents are invested in various investment grade institutional money market accounts.

> Inventory

Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market.

> Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes. Estimated lives range from three to 10 years for machinery and equipment, and up to 40 years for buildings.

Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Operations.

Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2002 and 2001, the Company had unamortized internal use software costs of $71 million and $68 million, respectively.

In the second quarter of fiscal 2002, the Company changed the estimated useful life of certain internal use software from three to seven years to reflect actual experience as a stand-alone company based on the utilization of such software. This change lowered amortization expense by approximately $13 million ($8 million after-tax), equivalent to $0.02 per diluted share, for the fiscal year ended September 30, 2002.

> Goodwill, Other Intangible and Long-Lived assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") in October 2001. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over the periods benefited, are no longer being amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives. Goodwill of a reporting unit is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets' fair value and their carrying value.

> Investments

The Company's investment portfolio consists primarily of investments accounted for under the cost and equity methods that are generally concentrated in the emerging communications technology industry. The carrying value of these investments is included in other assets. The Company's share of earnings or losses from equity method investments is recorded in other income (expense), net. All investments are periodically reviewed for impairment and a write down is recorded whenever declines in fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. If the decline in fair value is determined to be other than temporary, an impairment loss is recorded and the respective investment is written down to an adjusted carrying value. As of September 30, 2002 and 2001, the Company had investments of $12 million and $28 million, respectively. In fiscal 2002, the Company recorded a $17 million impairment charge in other income (expense), net related to its cost method investments.

> Financial Instruments

The Company uses various financial instruments, including interest rate swap agreements and foreign currency forward and option contracts, to manage and reduce risk to the Company by generating cash flows which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. The Company's derivative financial instruments are used as risk management tools and not for speculative or trading purposes. Although not material, these derivatives represent assets and liabilities and are classified as other current assets or other current liabilities on the accompanying Consolidated Balance Sheets, except for the interest rate swaps discussed below. Gains and losses on the changes in the fair values of the Company's derivative instruments are included in other income (expense), net.

As permitted under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), the Company has elected not to designate its forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments. Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract which is different from the loss or gain recognized from the underlying forecasted transaction. However, the Company has procedures to manage risks associated with its derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

In April 2002, the Company entered into two interest rate swap agreements with a total notional amount of $200 million that qualify and are designated as fair value hedges in accordance with SFAS 133. These arrangements generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest expense. The Company records the fair market value of the swaps as other assets along with a corresponding increase to the hedged debt, both of which are recorded through other income (expense), net.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

> Business Restructuring Charges and Related Expenses

Business restructuring charges and related expenses are incurred when management commits to a plan to make significant changes in the Company's fundamental business strategy, operations or organizational structure anticipating improved results of future operations. Liabilities are recognized on the commitment date only for probable and reasonably estimable costs resulting from a restructuring plan that are not associated with or do not: (i) benefit activities that will be continued, (ii) generate revenues after the commitment date, and (iii) are either (1) incremental to other costs incurred by the Company in the conduct of its activities prior to the commitment date and will be incurred as a direct result of the restructuring plan, or (2) represent amounts to be incurred under a contractual obligation that existed prior to the commitment date and will either continue after the restructuring plan is completed with no economic benefit to the Company or require payment by the Company of a penalty to cancel the contractual obligation. The Company also recognizes other related expenses including asset impairments and incremental period costs when such expenses are incurred. The Company periodically evaluates its business restructuring reserve to ensure that any accrued amount no longer needed for its originally intended purpose is reversed in a timely manner. A reversal of the liability, if any, is recorded through the same statement of operations line item that was used when the liability was initially recorded.

> Pension and Postretirement Benefit Obligations
The Company maintains defined benefit pension plans covering the majority of its employees, which provide benefit payments to vested participants upon retirement. The Company also provides certain postretirement healthcare and life insurance benefits to eligible employees. The plans use different factors, including age, years of service, and eligible compensation, to determine the benefit amount for eligible participants. The Company funds its pension plans in compliance with applicable law.

> Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

> Other Comprehensive Income (Loss)
Other comprehensive income (loss) is recorded directly to a separate section of stockholders' equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of adjustments to the minimum pension liability, net of income taxes, and foreign currency translation, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-U.S. subsidiaries. The minimum pension liability adjustment represents the excess of the additional pension liability over the unrecognized prior service cost.

> Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3 Recent Accounting Pronouncements

> SFAS 143
In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for the Company's 2003 fiscal year. The adoption of SFAS 143 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

> SFAS 144
In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. SFAS 144 excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 is effective for the Company's 2003 fiscal year. The adoption of SFAS 144 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

> SFAS 145
In May 2001, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" ("SFAS 145"). SFAS 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. As a result of the rescission of SFAS No. 4 and SFAS No. 64, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify gains and losses from debt extinguishment. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for the Company's 2003 fiscal year. The adoption of SFAS 145 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

> SFAS 146
In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" which previously governed the accounting treatment for restructuring activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. Those costs include, but are not limited to, the following: (1) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred-compensation contract, (2) costs to terminate a contract that is not a capital lease, and (3) costs to consolidate facilities or relocate

employees. SFAS 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002. Early adoption is permitted.

> FASB Interpretation No. 45

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

NOTE 4 Goodwill and Intangible Assets

In connection with the Company's adoption of SFAS 142 on October 1, 2001, the Company reviewed the classification of its goodwill and other intangible assets, reassessed the useful lives previously assigned to other intangible assets, and discontinued amortization of goodwill. The Company also tested goodwill for impairment by comparing the fair values of the Company's reporting units to their carrying values as of October 1, 2001 and determined that there was no goodwill impairment at that time. Based on this review, as of September 30, 2001, the Company classified $175 million as goodwill, $78 million as intangible assets, net and $2 million as other assets. The Company did not identify any intangible assets having indefinite lives.

The Company conducted the required annual impairment review during the fourth quarter of fiscal 2002. Due to a significant downward movement in the U.S. stock market and, in particular, communications technology stocks, the Company experienced a decline in its market capitalization that negatively impacted the fair value of its reporting units. Updated valuations were completed for all reporting units with goodwill as of September 30, 2002 using a discounted cash flow approach based on forward-looking information regarding market shares, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, the Company recorded a goodwill impairment charge of $44 million as an operating expense in fiscal 2002 related to its Small and Medium Business Solutions ("SMBS") operating segment.

The changes in the carrying value of goodwill for fiscal 2002 by operating segment are as follows:

(dollars in millions)	Converged Systems and Applications	Small and Medium Business Solutions	Total
Balance as of September 30, 2001	$ 108	$ 67	$ 175
Goodwill acquired	6	—	6
Purchase accounting adjustment	5	—	5
Impact of foreign currency exchange rate fluctuations	(1)	3	2
Impairment loss	—	(44)	(44)
Balance as of September 30, 2002	**$ 118**	**$ 26**	**$ 144**

For the fiscal year ended September 30, 2001 and 2000, goodwill amortization, net of tax, amounted to $38 million and $31 million, respectively. If Avaya had adopted SFAS 142 as of the beginning of the first quarter of fiscal 2000 and discontinued goodwill amortization, the Company's net loss and loss per common share on a pro forma basis would have been as follows:

Pro Forma Results (dollars in millions, except per share amounts)	Year Ended September 30, 2001	2000
Adjusted net loss	$ (314)	$ (344)
Accretion of Series B preferred stock	(27)	—
Adjusted loss available to common stockholders	$ (341)	$ (344)
Adjusted loss per common share:		
Basic and Diluted	$ (1.20)	$ (1.28)

The following table presents the components of the Company's acquired intangible assets with definite lives, which are included in other assets in the Consolidated Balance Sheets.

Amortized Intangible Assets (dollars in millions)	As of September 30, 2002 Gross Carrying Amount	Accumulated Amortization	Net	As of September 30, 2001 Gross Carrying Amount	Accumulated Amortization	Net
Existing technology	**$ 123**	**$ 105**	**$ 18**	$ 160	$ 92	$ 68
Other intangibles	—	—	—	12	2	10
Total intangible assets	**$ 123**	**$ 105**	**$ 18**	$ 172	$ 94	$ 78

As a result of the significant downturn in the communications technology industry, the Company noted a steep decline in the marketplace assumptions for virtual private networks in the fourth quarter of fiscal 2002 as compared with the assumptions used when Avaya acquired this existing technology. These circumstances also caused the Company to review the recoverability of its acquired intellectual property and trademarks. The Company applied the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") to its intangible assets with definite lives and determined that the carrying value of these assets was impaired. Accordingly, the Company recorded a $27 million intangibles impairment charge as an operating expense in fiscal 2002 to write-down the carrying value of these intangible assets to an amount representing their discounted future cash flows. At the same time, the Company removed $49 million from its Consolidated Balance Sheet representing the gross carrying amount and accumulated amortization of the related impaired intangible assets. The $27 million impairment charge, which was recorded as accumulated amortization on the Consolidated Balance Sheet, is attributed $24 million to Converged Systems and Applications ("CSA") and $3 million to SMBS.

Acquired intangible assets with definite lives are amortized over a period of three to six years. Amortization expense for such intangible assets was $35 million and $32 million for the fiscal years ended September 30, 2002 and 2001, respectively. Foreign currency exchange rate fluctuations accounted for a $2 million increase in intangibles assets, net as of September 30, 2002 and a $1 million increase as of September 30, 2001. Estimated amortization expense remaining for the succeeding fiscal years is (i) $12 million in 2003; (ii) $5 million in 2004; and (iii) $1 million in 2005.

In addition, included in other assets in the Consolidated Balance Sheets as of September 30, 2002 is an intangible asset of $35 million representing an unrecognized prior service cost associated with the recording of a minimum pension liability in fiscal 2002. This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted at least annually.

NOTE 5 Business Combinations and Other Transactions

> Acquisitions

The following table presents historical information about certain acquisitions by the Company during the fiscal years ended September 30, 2002 and 2001. These acquisitions were accounted for under the purchase method of accounting, and the acquired technology valuation included existing technology, purchased in-process research and development ("IPR&D") and other intangibles. The consolidated financial statements include the results of operations and the estimated fair values of the assets and liabilities assumed from the respective dates of acquisition. All charges related to the write-off of purchased IPR&D were recorded in the quarter in which the transaction was completed. There were no material acquisitions accounted for under the purchase method in fiscal 2002 and 2000.

			Allocation of Purchase Price[1]				Amortization Period (in years)	
(dollars in millions)	Acquisition Date	Purchase Price	Goodwill	Existing Technology	Other Intangibles	Purchased IPR&D	Existing Technology	Other Intangibles
Quintus[2]	April 11, 2001	$ 29	$ 11	$ 9	$ —	$ 1	3	3
VPNet[3]	February 6, 2001	$ 117	$ 60	$ 30	$ 6	$ 31	5	5

(1) Excludes amounts allocated to specific tangible assets and liabilities. Certain amounts have been adjusted to reflect the Company's review of the classification of its goodwill and intangible assets in connection with its adoption of SFAS 142. All amounts reflect the historical carrying values from the date of acquisition.

(2) Acquisition of substantially all of the assets, including $10 million of cash acquired, and the assumption of $20 million of certain liabilities of Quintus Corporation (" Quintus"), a provider of comprehensive electronic customer relationship management solutions. The Company paid $29 million in cash for these assets. As a result of finalizing acquisition-related liabilities, a purchase accounting adjustment was recorded in fiscal 2002 that increased the historical carrying value of goodwill by $5 million.

(3) Acquisition of VPNet Technologies, Inc. ("VPNet"), a privately held distributor of virtual private network solutions and devices. The total purchase price of $117 million was paid in cash and stock options. In fiscal 2002, the Company recorded a goodwill and intangibles impairment charge, which included $21 million in existing technology and $3 million in other intangibles related to the VPNet acquisition. This impairment charge has not been reflected in the allocation of purchase price.

Included in the purchase price for each of the above acquisitions was purchased IPR&D. At the date of each acquisition, the IPR&D projects had not yet reached technological feasibility and had no future alternative use. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. The charge related to VPNet purchased IPR&D was not tax-deductible. The remaining purchase price was allocated to tangible and intangible assets, goodwill, and existing technology, less liabilities assumed.

The value allocated to purchased IPR&D for the acquisitions was determined using an income approach. This involved estimating the fair value of the IPR&D, using the present value of the estimated after-tax cash flows expected to be generated by the purchased IPR&D, using risk-adjusted discount rates and revenue forecasts as appropriate. Where appropriate, the Company deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an IPR&D project. The selection of the discount rate was based on consideration of the Company's weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. The Company believes that the estimated IPR&D amounts so determined represent fair value and do not exceed the amount a third party would have paid for the projects.

Revenue forecasts were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses, and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased IPR&D.

Management is primarily responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. Actual results could differ from these amounts.

> Divestitures

In March 2000, the Company completed the sale of its U.S. sales division that served small- and mid-sized businesses to Expanets, Inc. ("Expanets"). Under the agreement, approximately 1,800 of the Company's sales and sales support employees were transferred to Expanets, which became a distributor of the Company's products to this market and a significant customer of the Company. A gain of $45 million was recognized in fiscal 2000 to the extent of cash proceeds received related to the sale of this business and is included in other income, net.

> Other Transactions

AIRCRAFT SALE-LEASEBACK – In June 2001, the Company sold a corporate aircraft for approximately $34 million and subsequently entered into an agreement to lease it back over a five-year period. In March 2002, the Company elected to terminate the aircraft sale-leaseback agreement and, pursuant to the terms of the agreement, purchased the aircraft in April 2002 from the lessor for a purchase price equal to the unamortized lease balance of approximately $33 million.

OUTSOURCING OF CERTAIN MANUFACTURING FACILITIES – In May 2001, the Company closed the first phase of a five-year strategic manufacturing agreement to outsource most of the manufacturing of its communications systems and applications to Celestica Inc. ("Celestica"). Avaya received $200 million in proceeds for assets transferred to Celestica and deferred $100 million of these proceeds, which are being recognized on a straight-line basis over the term of the agreement. As of September 30, 2002 and 2001, the unamortized portion of these proceeds amounted to $20 million in other current liabilities for both periods and $52 million and $71 million in other liabilities, respectively. The remaining phases of the transaction, which included closing the Shreveport, Louisiana facility, were completed in the first quarter of fiscal 2002.

NOTE 5 Supplementary Financial Information

> Statement of Operations Information

(dollars in millions)	Year Ended September 30, 2002	2001	2000
Depreciation and Amortization			
Included in Costs:			
Amortization of software development costs	**$ 20**	$ 24	$ 24
Included in Selling, General and Administrative Expenses:			
Amortization of goodwill	—	40	34
Amortization of intangible assets	**35**	32	21
Included in Costs and Operating Expenses:			
Depreciation and amortization of property, plant and equipment and internal use software	**174**	177	141
Total depreciation and amortization	**$ 229**	$ 273	$ 220
Other Income (Expense), Net			
Loss on foreign currency transactions	**$ (6)**	$ (5)	$ (10)
Gain on assets sold	**2**	6	44
Interest income	**20**	27	7
Impairment of cost investments	**(17)**	—	—
Miscellaneous, net	**(1)**	3	30
Total other income (expense), net	**$ (2)**	$ 31	$ 71

> Balance Sheet Information

(dollars in millions)	As of September 30, 2002	2001
Inventory		
Completed goods	**$ 347**	$ 420
Work in-process and raw materials	**120**	229
Total inventory	**$ 467**	$ 649
Property, Plant and Equipment, Net		
Land and improvements	**$ 45**	$ 46
Buildings and improvements	**531**	485
Machinery and equipment	**1,001**	1,126
Assets under construction	**16**	47
Internal use software	**105**	89
Total property, plant and equipment	**1,698**	1,793
Less: Accumulated depreciation and amortization	**(811)**	(805)
Property, plant and equipment, net	**$ 887**	$ 988

> Receivables, Less Allowances

The receivables allowance as of September 30, 2001, which previously represented a reserve for uncollectible accounts, also includes an estimate of $37 million for the resolution of potential issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. This amount had previously been included as a direct reduction to receivables, but was reclassified to conform to the September 30, 2002 presentation.

> Supplemental Cash Flow Information

(dollars in millions)	Year Ended September 30, 2002	2001
Acquisition of Businesses:		
Fair value of assets acquired, net of cash acquired	**$ 8**	$ 192
Less: Fair value of liabilities assumed	**(2)**	(72)
Acquisition of businesses, net of cash acquired	**$ 6**	$ 120

In the second quarter of fiscal 2001, the Company paid off $9 million of debt assumed from its acquisition of VPNet.

(dollars in millions)	Year Ended September 30, 2000
Disposition of Business:	
Cash proceeds	$ 64
Less: Basis in net assets sold	(19)
Gain on business sold	$ 45

(dollars in millions)	Year Ended September 30, 2002	2001
Interest payments, net of amounts capitalized	**$ 8**	$ 41
Income tax payments	**$ 20**	$ 66

(dollars in millions)	Year Ended September 30, 2002	2001
Non-Cash Transactions:		
Accretion of Series B preferred stock	**$ 12**	$ 27
Book value of converted Series B preferred stock	**395**	—
Conversion charge related to Series B preferred stock	**125**	—
Issuance of common stock in connection with the Warburg transactions	**(532)**	—
Deferred taxes on stock options	**4**	—
Fair market value of stock options issued in connection with acquisition	**—**	16
Adjustments to Contribution by Lucent:		
Accounts receivable	**—**	8
Property, plant and equipment, net	**—**	7
Net benefit assets	**—**	27
Total non-cash transactions	**$ 4**	$ 85

Payments for interest and income taxes prior to the Distribution were paid by Lucent on behalf of the Company and do not necessarily reflect what the Company would have paid had it been a stand-alone company.

Net transfers to Lucent in fiscal 2000 are composed predominantly of the following non-cash transactions: (1) a $528 million increase in Former Parent's net investment due to prepaid pension costs and other assets and (2) a $439 million decrease from benefit obligations and other accrued liabilities assumed by the Company from Lucent on the Distribution date.

NOTE 7 Securitization of Accounts Receivable

In June 2001, the Company entered into a receivables purchase agreement and transferred a designated pool of qualified trade accounts receivable to a special purpose entity ("SPE"), which in turn sold an undivided ownership interest in the pool of receivables to an unaffiliated financial institution for cash proceeds of $200 million. The designated pool of qualified receivables held by the SPE was pledged as collateral to secure the obligations to the financial institution. During the term of the receivables purchase agreement, the Company had a retained interest in the designated pool of receivables to the extent the value of the receivables exceeded the outstanding amount of the financial institution's investment. The carrying amount of the Company's retained interest, which approximated fair value because of the short-term nature of the receivables, was recorded in other current assets. Collections of receivables were used by the SPE to repay the financial institution's investment in accordance with the receivables purchase agreement, and the financial institution in turn purchased, from time to time, new interests in receivables up to an aggregate investment at any time of $200 million.

In March 2002, the Company elected to terminate the receivables purchase agreement, which was scheduled to expire in June 2002. As a result of the early termination, purchases of interests in receivables by the financial institution ceased, and collections on receivables that constituted the designated pool of trade accounts receivable were used to repay the financial institution's $200 million investment, which had been entirely liquidated as of September 30, 2002. No portion of the retained interest was used to liquidate the financial institution's investment. Upon liquidation in full in April 2002, the Company reclassified the remaining $109 million retained interest to receivables. As of September 30, 2001, the Company had a retained interest of $153 million in the SPE's designated pool of qualified accounts receivable.

NOTE 8 Business Restructuring Charges and Related Expenses

The following table summarizes the status of the Company's business restructuring reserve and other related expenses during fiscal 2002, 2001 and 2000:

	Business Restructuring Reserve				Other Related Expenses		
(dollars in millions)	Employee Separation Costs	Lease Termination Obligations	Other Exit Costs	Total Business Restructuring Reserve	Asset Impairments	Incremental Period Costs	Total Business Restructuring Reserve and Related Expenses
Fiscal 2000:							
Charges	$ 365	$ 127	$ 28	$ 520	$ 75	$ 89	$ 684
Cash payments	(20)	—	(1)	(21)	—	(89)	(110)
Asset impairments	—	—	—	—	(75)	—	(75)
Balance as of September 30, 2000	$ 345	$ 127	$ 27	$ 499	$ —	$ —	$ 499
Fiscal 2001:							
Charges	$ 650	$ 24	$ —	$ 674	$ 20	$ 178	$ 872
Reversals	(17)	(7)	(11)	(35)	—	—	(35)
Decrease in prepaid benefit costs/ increase in benefit obligations, net	(577)	—	—	(577)	—	—	(577)
Cash payments	(250)	(66)	(11)	(327)	—	(178)	(505)
Asset impairments	—	—	—	—	(20)	—	(20)
Reclassification	(55)	—	—	(55)	—	—	(55)
Balance as of September 30, 2001	$ 96	$ 78	$ 5	$ 179	$ —	$ —	$ 179
Fiscal 2002:							
Charges	**$ 116**	**$ 84**	**$ 1**	**$ 201**	**$ 7**	**$ 21**	**$ 229**
Reversals	**(13)**	**(4)**	**(3)**	**(20)**	—	—	**(20)**
Net increase in benefit obligations	**(3)**	—	—	**(3)**	—	—	**(3)**
Cash payments	**(128)**	**(56)**	**(3)**	**(187)**	—	**(21)**	**(208)**
Asset impairments	—	—	—	—	**(7)**	—	**(7)**
Balance as of September 30, 2002	**$ 68**	**$ 102**	**$ —**	**$ 170**	**$ —**	**$ —**	**$ 170**

> Fiscal 2002

The Company has been experiencing a decrease in its revenue as a result of the continued decline in spending on information technology by its customers, specifically for enterprise communications products and services. Despite the unpredictability of the current business environment, the Company remains focused on its strategy to return to profitability by focusing on sustainable cost and expense reduction, among other things. To achieve that goal, the Company initiated restructuring actions in fiscal 2002 to enable it to reduce costs and expenses further in order to lower the amount of revenue needed to reach the Company's profitability break-even point. As a result, the Company recorded a pretax charge of $229 million in fiscal 2002 for business restructuring and related expenses. The components of the charge included $116 million of employee separation costs, $84 million of lease termination costs, $1 million of other exit costs, and $28 million of other related expenses. This charge was partially offset by a $20 million reversal to income primarily attributable to fewer employee separations than originally anticipated.

The charge for employee separation costs was composed of $113 million for severance and other such costs as well as $3 million primarily related to the cost of curtailment in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"). Lease termination costs included approximately $72 million of real estate, net of anticipated sublease income and $12 million of information technology lease termination payments. The $28 million of other related expenses include relocation and consolidation costs, computer transition expenditures, and asset impairments associated with the Company's ongoing restructuring initiatives.

The employee separation costs were incurred in connection with the elimination of approximately 4,240 management and union-represented employee positions worldwide, of which approximately 2,900 employees had departed the Company as of September 30, 2002. Employee separation costs included in the business restructuring reserve are made through lump sum payments, although certain union-represented employees elected to receive a series of payments extending over a period of up to two years from the date of departure. Payments to employees who elected to receive severance through a series of payments will extend through fiscal 2004.

The $72 million charge for real estate lease termination obligations includes approximately one million square feet of excess sales and services support, research and development, call center and administrative offices located primarily in the U.S., which have been substantially vacated as of September 30, 2002. The real estate charge also includes an adjustment to increase the accrued amount for previously reserved sites due to a recent deterioration in the commercial real estate market. As a result, the Company has extended its estimates as to when it will be able to begin subleasing certain vacated sites and established an additional accrual for lease payments originally estimated to have been offset by sublease rental income. Payments on lease termination obligations will be substantially completed by 2011 because, in certain circumstances, the remaining lease payments were less than the termination fees.

> Fiscal 2001

In fiscal 2001, the Company outsourced certain manufacturing facilities and accelerated its restructuring plan that was originally adopted in September 2000 to improve profitability and business performance as a stand-alone company. As a result, the Company recorded a pretax charge of $872 million in fiscal 2001 for business restructuring and related expenses. This charge was partially offset by a $35 million reversal to income primarily attributable to fewer employee separations than originally anticipated and more favorable than expected real estate lease termination costs.

The components of the fiscal 2001 charge included $650 million of employee separation costs, $24 million of lease termination costs, and $198 million of other related expenses. The charge for employee separation costs was composed of $577 million primarily related to enhanced pension and postretirement benefits, which represented the cost of curtailment in accordance with SFAS 88, and $73 million for severance, special benefit payments and other employee separation costs. The $198 million of other related expenses was composed of $178 million for incremental period expenses primarily to facilitate the separation from Lucent, including computer system transition costs, and $20 million for an asset impairment charge related to land, buildings and equipment at the Shreveport manufacturing facility. Employee separation costs of $55 million established in fiscal 2000 for union-represented employees at Shreveport were paid as enhanced severance benefits from existing pension and benefit assets and, accordingly, such amount was reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

The employee separation costs in fiscal 2001 were incurred in connection with the elimination of 6,810 employee positions of which 5,600 were through a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and a workforce reduction of 1,210 employees due to the outsourcing of certain of the Company's manufacturing operations. Employee separation payments that are included in the business restructuring reserve were made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure, which is an option available to certain union-represented employees. This workforce reduction was substantially completed as of September 30, 2001.

Real estate lease termination costs have been incurred primarily in the U.S., Europe and Asia, and have been reduced for sublease income that management believes is probable. Payments on lease obligations, which consist of real estate and equipment leases, will extend through 2003. In fiscal 2001, accrued costs for lease obligations represent approximately 666,000 square feet of excess sales and services support offices, materials, stocking and logistics warehouses, and Connectivity Solutions facilities. As of September 30, 2002, the Company has entirely vacated this space.

> Fiscal 2000

In fiscal 2000, the Company recorded a pretax business restructuring charge of $684 million in connection with its separation from Lucent. The components of the charge included $365 million of employee separation costs, $127 million of lease termination costs, $28 million of other exit costs, and $164 million of other related expenses.

The charge for employee separation costs in fiscal 2000 included severance, medical and other benefits attributable to the worldwide reduction of 4,900 union-represented and management positions. This charge was the result of redesigning the services organization by reducing the number of field technicians to a level needed for non-peak workloads, consolidating and closing certain U.S. and European manufacturing facilities and realigning the sales effort to focus the direct sales force on strategic accounts and address smaller accounts through indirect sales channels. This workforce reduction was substantially completed as of September 30, 2001. The charge for lease termination obligations included approximately two million square feet of excess manufacturing, distribution and administrative space, which the Company has entirely vacated as of September 30, 2002. Other exit costs consisted of decommissioning legacy computer systems in connection with the Company's separation from Lucent and terminating other contractual obligations.

The $164 million of other related expenses in fiscal 2000 was composed of $89 million for incremental period expenses related to the separation from Lucent, including computer system transition costs, and a $75 million asset impairment charge that was primarily related to an outsourcing contract with a major customer. With respect to the asset impairment, the Company terminated its obligation under a leasing arrangement and purchased the underlying equipment, which had been used to support a contract with a customer to provide outsourcing and related services. Based on the terms of this contract, the estimated undiscounted cash flows from the equipment's use and eventual disposition was determined to be less than the equipment's carrying value, and resulted in an impairment charge of $50 million to write such equipment down to its fair value.

NOTE 9 Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt outstanding consisted of the following:

(dollars in millions)	As of September 30, 2002	2001
Short-term borrowings:		
Five-year revolving credit facility	**$ —**	$ 132
Other short-term borrowings	**—**	13
Total short-term borrowings, including current maturities	**—**	145
Long-term debt:		
Commercial paper	**—**	432
Five-year revolving credit facility	**—**	68
LYONs convertible debt, net of discount	**476**	—
Senior Secured Notes, net of discount	**457**	—
Total long-term debt	**933**	500
Total short-term borrowings and long-term debt	**$ 933**	$ 645

> Debt Ratings

The Company's ability to obtain external financing and the related cost of borrowing is affected by the Company's debt ratings, which are periodically reviewed by the major credit rating agencies. During the second and fourth quarters of fiscal 2002, the Company's commercial paper and long-term debt ratings were downgraded. Ratings as of September 30, 2002 and 2001 are as follows (all ratings include a negative outlook):

	As of September 30, 2002	2001
Moody's:		
Commercial paper	**No Rating**	P-2
Long-term senior unsecured debt	**Ba3**	Baa1
Senior secured notes	**Ba2**	No Rating
Standard & Poor's:		
Commercial paper	**No Rating**	A-2
Long-term senior unsecured debt	**B**	No Rating
Senior secured notes	**B+**	No Rating
Corporate credit	**BB–**	BBB

In November 2002, Moody's downgraded the Company's long-term senior unsecured debt rating to "B3" with a negative outlook and the senior secured notes rating to "B2" with a stable outlook.

> Commercial Paper Program

The Company had a commercial paper program (the "CP Program") pursuant to which the Company was able to issue up to $1.25 billion of commercial paper at market interest rates with maturities not exceeding one year. Commercial paper issued under the CP Program bore interest at the London Interbank Offering Rate ("LIBOR") for the related maturity period plus a fixed spread.

During fiscal 2002, Standard & Poor's and Moody's downgraded the Company's commercial paper rating several times and eventually withdrew their ratings of the Company's commercial paper at the Company's request. This withdrawal of the Company's commercial paper rating made it impossible for the Company to access the commercial paper market, which had been the Company's primary source of liquidity. As a result of the impact of the ratings downgrades on the Company's ability to issue commercial paper, in February 2002, the Company borrowed $300 million under its five-year Credit Facility, described below, to repay commercial paper obligations. The Company repaid the $300 million borrowing in March 2002 using proceeds from the issuance of Senior Secured Notes also described below. As of June 30, 2002, all remaining commercial paper obligations had been repaid using proceeds from the offering of the Senior Secured Notes. The weighted average yield and maturity period for the commercial paper outstanding during fiscal 2002 was approximately 3.4% and 65 days, respectively.

As of September 30, 2001, $432 million in commercial paper was classified as long-term debt since it was supported by the five-year Credit Facility and it was management's intent to reissue the commercial paper on a long-term basis. The weighted average yield and maturity period for the commercial paper outstanding during fiscal 2001 was approximately 3.9% and 62 days, respectively.

> Revolving Credit Facilities

As of September 30, 2001, the Company had two revolving credit facilities (the "Credit Facilities") with third party financial institutions. These Credit Facilities consisted of a $400 million 364-day Credit Facility that expired in August 2002 and an $850 million five-year Credit Facility that expires in September 2005. As required by the terms of the Credit Facilities, upon the closing of the offering of the Senior Secured Notes in March 2002, the Credit Facilities were reduced proportionately by an amount equal to the $425 million of proceeds, net of certain deferred financing costs, realized from the offering. Accordingly, the 364-day Credit Facility was reduced to $264 million and the five-year Credit Facility was reduced to $561 million. The Company did not renew the 364-day Credit Facility when it expired in August 2002.

As of September 30, 2002, the total commitments under the five-year Credit Facility were $561 million, but will be subject to mandatory reduction as follows:

- reduced to $500 million on December 1, 2003;
- reduced to $425 million on March 1, 2004;
- reduced to $350 million on June 1, 2004; and
- reduced to $250 million on September 1, 2004.

The Company is required to reduce the commitments by an amount equal to 100% of the net cash proceeds realized from the sale of any assets, with certain exceptions, and by an amount equal to 50% of the net cash proceeds realized from the issuance of debt, other than refinancing debt; provided, however, that in each case, the Company is not required to reduce the commitments below an amount equal to $250 million less the amount of any cash used to redeem or repurchase the convertible debt described below.

The Company's Credit Facilities were most recently amended in September 2002. Borrowings under the five-year Credit Facility are available for general corporate purposes and, subject to certain conditions, for acquisitions up to $75 million. The five-year Credit Facility provides, at the Company's option, for fixed and floating rate borrowings from committed loans by the lenders who are party to the Credit Facility agreement and through competitive bid procedure.

Fixed rate committed loans under the amended five-year Credit Facility bear interest at a rate equal to (i) the greater of (a) Citibank, N.A.'s base rate, which was 4.75% at September 30, 2002 and (b) the federal funds rate, which was 1.75% at September 30, 2002, plus 0.5% plus (ii) a margin based on the Company's long-term debt rating (the "Applicable Margin"). Floating rate committed loans bear interest at a rate equal to LIBOR plus the Applicable Margin. A utilization fee based on the Company's long-term debt rating (the "Applicable Utilization Fee") is added to fixed and floating rate committed loans when the aggregate of such borrowings exceed 50% of the amount available under the Credit Facility. Based on the Company's current long-term debt rating, the Applicable Margins for the five-year Credit Facility are 1.5% for fixed rate committed loans and 3.0% for floating rate committed loans, and the Applicable Utilization Fee for both fixed and floating rate committed loans is 0.5%. Funds are also available through competitive bid at a fixed rate determined by the lender or at a floating interest rate equal to LIBOR plus a margin specified by the lender.

As of September 30, 2002, no amounts were outstanding under the Credit Facilities. As of September 30, 2001, $200 million was outstanding under the five-year Credit Facility bearing interest at a floating rate of approximately 3.5%. This amount was repaid in October 2001.

The five-year Credit Facility contains certain covenants, including limitations on the Company's ability to incur liens in certain circumstances or enter into certain change of control transactions. In addition, the Company is required to maintain certain financial covenants relating to a minimum amount of earnings before interest, taxes, depreciation and amortization ("EBITDA") and a minimum ratio of EBITDA to interest expense. In particular, the Company is required to maintain a minimum EBITDA of:

- $70 million for the three quarter period ending September 30, 2002;
- $100 million for the four quarter period ending December 31, 2002;
- $115 million for the four quarter period ending March 31, 2003;
- $150 million for the four quarter period ending June 30, 2003;
- $250 million for the four quarter period ending September 30, 2003;
- $350 million for the four quarter period ending December 31, 2003; and
- $400 million for each of the four quarter periods thereafter.

In addition, the five-year Credit Facility requires the Company to maintain a ratio of EBITDA to interest expense of:

- 1.70 to 1 for each of the four quarter periods ending September 30, 2002, December 31, 2002 and March 31, 2003;
- 2.25 to 1 for the four quarter period ending June 30, 2003;
- 3.50 to 1 for the four quarter period ending September 30, 2003; and
- 4.00 to 1 for the four quarter period ending December 31, 2003 and each four quarter period thereafter.

The covenants permit the Company to exclude up to a certain amount of business restructuring charges and related expenses from the calculation of EBITDA in fiscal years 2003 and 2002. In addition, the definition of EBITDA in the five-year Credit Facility excludes all other non-cash charges except to the extent any such non-cash charge represents an accrual for cash expenditures in a future period. The covenants under the five-year Credit Facility permit the Company to exclude from the calculation of EBITDA business restructuring charges and related expenses, including asset impairment charges, of an additional $60 million to be taken no later than June 30, 2003. The Company was in compliance with all required covenants as of September 30, 2002.

Based on the Company's current debt ratings, any borrowings under the five-year Credit Facility are secured, subject to certain exceptions, by security interests in the Company's equipment, accounts receivable, inventory, and U.S. intellectual property rights of the Company and that of any of its subsidiaries guaranteeing its obligations under the amended five-year Credit Facility. Borrowings are also secured by a pledge of the stock of most of the Company's domestic subsidiaries and 65% of the stock of a foreign subsidiary that, together with its subsidiaries, holds the beneficial and economic right to utilize certain of the Company's domestic intellectual property rights outside of North America. The security interests would be suspended in the event the Company's corporate credit rating was at least BBB by Standard & Poor's and its long-term senior unsecured debt rating was at least Baa2 by Moody's, in each case with a stable outlook.

Any current or future domestic subsidiaries, other than certain excluded subsidiaries, whose revenues constitute 5% or greater of the Company's consolidated revenues or whose assets constitute 5% or greater of the Company's consolidated total assets will be required to guarantee its obligations under the five-year Credit Facility. There are no Avaya subsidiaries that currently meet these criteria.

The five-year Credit Facility provides that the Company may use up to $100 million of cash to redeem or repurchase its convertible debt at any time as long as no default or event of default exists under the facility, no amounts are outstanding under the facility, the commitments are reduced in an amount equal to the cash amount used to redeem or repurchase the convertible debt, and the Company's cash balance is not less than $300 million after giving pro forma effect to the redemption or repurchase of the convertible debt.

> Uncommitted Credit Facilities

The Company has entered into several uncommitted credit facilities totaling $61 million and $100 million, of which letters of credit of $25 million and $20 million were issued and outstanding as of fiscal 2002 and 2001, respectively. Letters of credit are purchased guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions.

> LYONs Convertible Debt

In the first quarter of fiscal 2002, the Company sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of approximately $944 million of Liquid Yield Option™ Notes due 2021 ("LYONs"). The proceeds of approximately $448 million, net of a $484 million discount and

$12 million of underwriting fees, were used to refinance a portion of the Company's outstanding commercial paper. The underwriting fees of $12 million were recorded as deferred financing costs and are being amortized to interest expense over a three-year period through October 31, 2004, which represents the first date holders may require the Company to purchase all or a portion of their LYONs. In fiscal 2002, $4 million of deferred financing costs were recorded as interest expense.

The original issue discount of $484 million accretes daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. The Company will not make periodic cash payments of interest on the LYONs. Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to their maturity value. In fiscal 2002, $16 million of interest expense on the LYONs was recorded resulting in an accreted value of $476 million as of September 30, 2002. The discount will cease to accrete on the LYONs upon maturity, conversion, purchase by the Company at the option of the holder, or redemption by Avaya. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Avaya.

The LYONs are convertible into 35,333,073 shares of Avaya common stock at any time on or before the maturity date. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

Avaya may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require the Company to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. The Company may, at its option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. If the Company were to purchase all of the LYONs at the option of the holders, the aggregate purchase price would be approximately $512 million on October 31, 2004, $550 million on October 31, 2006 and $659 million on October 31, 2011. If the Company elected to pay the purchase price in shares of Avaya common stock, the number of shares would be equal to the purchase price divided by the average of the market prices of Avaya common stock for the five trading day period ending on the third business day prior to the applicable purchase date.

The indenture governing the LYONs includes certain covenants, including a limitation on the Company's ability to grant liens on significant domestic real estate properties or the stock of its subsidiaries holding such properties.

> Senior Secured Notes

In March 2002, the Company issued through an underwritten public offering under a shelf registration statement $440 million aggregate principal amount of 11.125% Senior Secured Notes due April 2009 (the "Senior Secured Notes") and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs. Interest on the Senior Secured Notes is payable on April 1 and October 1 of each year beginning on October 1, 2002. The Company recorded interest expense of $25 million for fiscal 2002. The $5 million discount is being amortized to interest expense over the seven-year term to maturity. The $10 million of issuance costs were recorded as deferred financing costs and are also being amortized to interest expense over the term of the Senior Secured Notes. The proceeds from the issuance were used to repay amounts outstanding under the five-year Credit Facility and for general corporate purposes. As of September 30, 2002, the carrying value of the Senior Secured Notes was $457 million, which includes $22 million related to the increase in the fair market value of the hedged portion of such debt.

The Company may redeem the Senior Secured Notes, in whole or from time to time in part, at the redemption prices expressed as a percentage of the principal amount plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the following years: (i) 2006 at 105.563%; (ii) 2007 at 102.781%; and (iii) 2008 at 100.0%.

The Senior Secured Notes are secured by a second priority security interest in the collateral securing the Company's obligations under the five-year Credit Facility and its obligations under the interest rate swap agreements. In the event that (i) the Company's corporate credit is rated at least BBB by Standard & Poor's and its long-term senior unsecured debt is rated at least Baa2 by Moody's, each without a negative outlook or its equivalent, or (ii) subject to certain conditions, at least $400 million of unsecured indebtedness is outstanding or available under the Credit Facilities or a bona fide successor credit facility, the security interest in the collateral securing the Senior Secured Notes will terminate. The indenture governing the Senior Secured Notes includes negative covenants that limit the Company's ability to incur secured debt and enter into sale/leaseback transactions. In addition, the indenture also includes conditional covenants that limit the Company's ability to incur debt, enter into affiliate transactions, or make restricted payments or investments and advances. These conditional covenants will apply to the Company until such time that the Senior Secured Notes are rated at least BBB- by Standard & Poor's and Baa3 by Moody's, in each case without a negative outlook or its equivalent.

NOTE 10 Derivatives and Other Financial Instruments

The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Specifically, the Company uses foreign currency forward contracts, and to a lesser extent, foreign currency options to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies and, from time to time, to reduce anticipated net foreign currency cash flows resulting from normal business operations. In addition, the Company uses interest rate swap agreements to manage its proportion of fixed and floating rate debt and to reduce interest expense.

The Company engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The Company believes that it has achieved risk reduction and hedge effectiveness because the gains and losses on its derivative instruments substantially offset the losses and gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

> Recorded Transactions

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these items are revalued into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income or expense. Changes in the fair value of the Company's foreign currency forward contracts used to offset these exposed items are also recognized in earnings as other income or expense in the period in which the exchange rates change. For the fiscal years ended September 30, 2002 and 2001, the changes in the fair value of the foreign currency forward and option contracts were substantially offset by changes resulting from the revaluation of the hedged items.

> Forecasted Transactions

From time to time, the Company uses foreign currency forward and option contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward and option contracts is recognized as other income or expense in the period in which the exchange rates change. The Company did not use any foreign currency forward or option contracts for forecasted transactions in fiscal 2002. For the fiscal year ended September 30, 2001, these gains and losses were not material to the Company's results of operations. As permitted under SFAS 133, we have elected not to designate our forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The notional amounts as of September 30, 2002 and 2001 of the Company's foreign currency forward contracts were $271 million and $175 million, respectively, and foreign currency option contracts were $20 million and $17 million, respectively. In fiscal 2002, these notional amounts principally represent the equivalent in U.S. dollars for contracts in British pounds sterling of $121 million, euros of $116 million, Canadian dollars of $11 million and Brazilian reals of $2 million. In fiscal 2001, the notional amounts principally represent the equivalent in U.S. dollars for contracts in British pounds sterling of $146 million, Australian dollars of $16 million and Canadian dollars of $11 million. Notional amounts represent the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged and are not a measure of market or credit exposure.

> Interest Rate Swap Agreements

In April 2002, the Company entered into two interest rate swap agreements with a total notional amount of $200 million that mature in April 2009 and were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term. Under these agreements, the Company receives a fixed interest rate of 11.125% and pays a floating interest rate based on LIBOR plus an agreed-upon spread, which was equal to a weighted average interest rate of 6.8% as of September 30, 2002. The amounts paid and received are calculated based on the total notional amount of $200 million. Since the relevant terms of the swap agreements match the corresponding terms of the Senior Secured Notes, there is no hedge ineffectiveness. Accordingly, as required by SFAS 133, gains and losses on the swap agreements will fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which are marked to market at each reporting date. As of September 30, 2002, the Company recorded the fair market value of the swaps of $22 million as other assets along with a corresponding increase to the hedged debt with equal and offsetting unrealized gains and losses included in other income (expense), net.

Interest payments are recognized through interest expense and are made and received on the first day of each April and October, commencing on October 1, 2002 and ending on the maturity date. On the last day of each semi-annual interest payment period, the interest payment for the previous six months will be made based upon the six-month LIBOR rate (in arrears) on that day, plus the applicable margin, as shown in the table below. Since the interest rate is not known until the end of each semi-annual interest period, estimates are used during such period based upon published forward-looking LIBOR rates. Any differences between the estimated interest expense and the actual interest payment are recorded to interest expense at the end of each semi-annual interest period. These interest rate swaps resulted in a reduction to actual interest expense in fiscal 2002 of $4 million.

The following table outlines the terms of the swap agreements:

Maturity Date	Notional Amount (dollars in millions)	Receive Fixed Interest Rate	Pay Variable Interest Rate
April 2009	$ 150	11.125%	Six-month LIBOR (in arrears) plus 5.055% spread
April 2009	50	11.125%	Six-month LIBOR (in arrears) plus 5.098% spread
Total	$ 200		

Each counterparty to the swap agreements is a lender under the five-year Credit Facility. The Company's obligations under these swap agreements are secured on the same basis as its obligations under the five-year Credit Facility.

> Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, commercial paper and other short-term borrowings approximate fair value because of their short-term maturity and variable rates of interest. Except for the LYONs and Senior Secured Notes, the carrying value of debt outstanding under the Credit Facilities approximates fair value as interest rates on these borrowings approximate current market rates. The fair value of the LYONs and Senior Secured Notes as of September 30, 2002 are estimated to be $193 million and $279 million, respectively, and are based on using quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt. As of September 30, 2002, the fair value of the Company's interest rate swaps was $22 million based upon a mark-to-market valuation performed by an independent financial institution.

As of September 30, 2002, the Company's foreign currency forward contracts and options were assets and had a net carrying value of $10 million, which represented their estimated fair value based on market quotes obtained through independent pricing sources.

> Non-Derivative and Off-Balance-Sheet Instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses.

NOTE 11 Convertible Participating Preferred Stock and Other Related Equity Transactions

> Warburg Transactions

In October 2000, the Company sold to Warburg Pincus Equity Partners, L.P. and certain of its investment funds (the "Warburg Entities") four million shares of the Company's Series B convertible participating preferred stock and warrants to purchase the Company's common stock for an aggregate purchase price of $400 million. In March 2002, the Company completed a series of transactions pursuant to which the Warburg Entities (i) converted all four million shares of the Series B preferred stock into 38,329,365 shares of Avaya's common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) purchased an additional 286,682 shares of common stock by exercising a portion of the warrants at an exercise price of $34.73 per share resulting in gross proceeds of approximately $10 million, and (iii) purchased 14,383,953 shares of the Company's common stock for $6.26 per share, which was the reported closing price of Avaya's common stock on the New York Stock Exchange on the March 8, 2002, resulting in gross proceeds of approximately $90 million. In connection with these transactions, the Company incurred approximately $4 million of transaction costs, which were recorded as a reduction to additional paid-in capital. As of September 30, 2002, there were no shares of Series B preferred stock outstanding and, accordingly, the Series B preferred stock has ceased accruing dividends.

As a result of these transactions, the Warburg Entities hold approximately 53 million shares of the Company's common stock, which represents approximately 15% of the Company's outstanding common stock, and warrants to purchase approximately 12 million additional shares of common stock. These warrants have an exercise price of $34.73 of which warrants exercisable for 6,724,665 shares of common stock expire on October 2, 2004, and warrants exercisable for 5,379,732 shares of common stock expire on October 2, 2005.

The conversion of the Series B preferred stock and the exercise of the warrants resulted in a charge to accumulated deficit of approximately $125 million, in addition to the $5 million accretion of the Series B preferred stock from January 1, 2002 through the date of conversion. This charge primarily represents the impact of reducing the preferred stock conversion price from $26.71 per share as originally calculated to $11.31 per share, as permitted under the purchase agreement. The Company recorded a total of $12 million of accretion for the period from October 1, 2001 through the date of conversion.

The shares of Series B preferred stock had an aggregate initial liquidation value of $400 million and accreted at an annual rate of 6.5%, compounded quarterly. The purchase agreement had provided for determining the total number of shares of common stock that the Series B preferred stock was convertible by dividing the liquidation value in effect at the time of conversion by the conversion price. As of September 30, 2001, the Company recorded a $27 million reduction in accumulated deficit representing the amount accreted for the dividend period.

The $400 million proceeds from the Warburg Entities' investment were initially allocated between the Series B preferred stock and warrants based upon the relative fair market value of each security, with $368 million allocated to the Series B preferred stock and $32 million to the warrants. The fair value allocated to the Series B preferred stock including the amount accreted for the fiscal year ended September 30, 2001 was recorded in the mezzanine section of the Consolidated Balance Sheet because the investors could have required the Company, upon the occurrence of any change of control in the Company during the first five years from the investment, to redeem the Series B preferred stock. The fair value allocated to the warrants was included in additional paid-in capital.

A beneficial conversion feature would have existed if the conversion price for the Series B preferred stock or warrants was less than the fair value of the Company's common stock at the commitment date. The Company determined that no beneficial conversion features existed at the commitment date and therefore there was no impact on its results of operations associated with the Series B preferred stock or with the warrants.

> **Public Offering of Common Stock**

In March 2002, the Company sold 19.55 million shares of common stock for $5.90 per share in a public offering. The Company received proceeds of approximately $112 million, which is net of approximately $3 million of underwriting fees reflected as a reduction to additional paid-in capital.

NOTE 12 Loss Per Share of Common Stock

Basic earnings (loss) per common share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Since the Distribution was not effective until September 30, 2000, the weighted average number of common shares outstanding during fiscal 2000 was calculated based on a twelve-to-one ratio of Lucent's weighted average number of shares to Avaya's weighted average number of shares. Diluted earnings (loss) per common share is calculated by adjusting net income available to common stockholders and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, warrants, convertible participating preferred stock and convertible debt.

Net loss available to common stockholders for both the basic and diluted loss per common share calculations for the fiscal year ended September 30, 2002 includes the $125 million conversion charge related to the Series B preferred stock.

	Year Ended September 30,		
(dollars in millions, except per share amounts)	**2002**	2001	2000
Net loss available to common stockholders	**$ (803)**	$ (379)	$ (375)
Shares used in computing loss per common share:			
Basic and Diluted	**330**	284	269
Loss per common share:			
Basic and Diluted	**$ (2.44)**	$ (1.33)	$ (1.39)
Securities excluded from the computation of diluted loss per common share:			
Options[1]	**45**	52	9
Series B preferred stock[2]	**38**	16	—
Warrants[1]	**12**	12	—
Convertible debt[1]	**93**	—	—
Total	**188**	80	9

(1) These securities have been excluded from the diluted loss per common share calculation since the effect of their inclusion would have been antidilutive.

(2) As a result of the conversion of the Series B convertible participating preferred stock during fiscal 2002, the conversion price was decreased from $26.71 per share to $11.31 per share. When applying the "if-converted" method in fiscal 2002, the shares are assumed to have been converted from October 1, 2001 through the date of conversion.

NOTE 13 Income Taxes

Commencing with fiscal 2001, the Company began filing its own tax returns. Prior to the Distribution, the Company's income taxes were reflected on a separate tax return basis and included as part of Lucent's consolidated income tax returns. The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:

	Year Ended September 30,		
	2002	2001	2000
U.S. federal statutory income tax rate (benefit)	**(35.0%)**	(35.0%)	(35.0%)
State and local income taxes, net of federal income tax effect	**(3.4)**	(4.3)	(4.8)
Tax differentials on foreign earnings	**13.6**	(2.2)	3.7
Purchased in-process research and development and other acquisition-related costs	—	2.4	—
Non-deductible restructuring costs	**2.7**	2.3	18.2
Other differences — net	**(2.6)**	(1.5)	1.6
Valuation allowance	**90.7**	—	—
Effective tax rate (benefit)	**66.0%**	(38.3%)	(16.3%)

The following table presents the U.S. and foreign components of loss before income taxes and the provision (benefit) for income taxes:

	Year Ended September 30,		
(dollars in millions)	**2002**	2001	2000
Loss Before Income Taxes:			
U.S.	**$ (352)**	$ (456)	$ (588)
Foreign	**(49)**	(114)	140
Loss before income taxes	**$ (401)**	$ (570)	$ (448)
Provision (Benefit) for Income Taxes:			
Current			
Federal	**$ —**	$ —	$ 130
State and local	**—**	—	11
Foreign	**22**	46	74
Subtotal	**22**	46	215
Deferred			
Federal	**199**	(219)	(244)
State and local	**45**	(38)	(44)
Foreign	**(1)**	(7)	—
Subtotal	**243**	(264)	(288)
Provision (benefit) for income taxes	**$ 265**	$ (218)	$ (73)

The components of deferred tax assets and liabilities as of September 30, 2002 and 2001 are as follows:

	As of September 30,	
(dollars in millions)	2002	2001
Deferred Income Tax Assets		
Benefit obligations	**$ 523**	$ 249
Accrued liabilities	**387**	353
Net operating loss/credit carryforwards	**241**	280
Other	**82**	50
Gross deferred tax assets	**1,233**	932
Deferred Income Tax Liabilities		
Property, plant and equipment	**(5)**	(37)
Other	**(84)**	(71)
Gross deferred tax liabilities	**(89)**	(108)
Valuation allowance	**(612)**	(49)
Net Deferred Tax Asset	**$ 532**	$ 775

As of September 30, 2002, the Company had tax credit carryforwards of $41 million and federal, state and local and foreign net operating loss carryforwards (after-tax) of $200 million. The various tax credit carryforwards of $9 million, $15 million and $17 million expire within 5 years, between 5 and ten years and in excess of ten years, respectively. Federal and state net operating loss carryforwards expire through the year 2022, the majority of which expire in excess of ten years. The majority of foreign net operating loss carryforwards have no expiration.

The Company recorded an increase of $563 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance is comprised of a $364 million charge included in the provision for income taxes and a $202 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions," ("SFAS 87"). The increase in the valuation allowance was partially offset with $3 million of net operating losses that expired during the year. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which place primary importance on the Company's cumulative operating results.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and certain distinct tax planning strategies in making this assessment. The amount of net deferred tax determined to be realizable was measured by calculating the tax effect of the tax planning strategies, which include potential sale of assets and liabilities. Based on this assessment, the Company determined that it is more likely than not that $532 million of such assets will be realized, therefore resulting in a valuation allowance of $612 million. If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $632 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2002, since the Company intends to reinvest these earnings indefinitely.

NOTE 14 Benefit Obligations

> Pension and Postretirement Benefits

The Company maintains defined benefit pension plans covering the majority of its employees and retirees, and postretirement benefit plans for retirees that include healthcare benefits and life insurance coverage. In fiscal year 2002, the Company recorded pension and postretirement expense of $6 million and $23 million, respectively, including charges for curtailment and special termination benefits of $1 million each related to its pension plan, in connection with the Company's business restructuring efforts. During fiscal 2002, the Company amended its pension plan for represented employees by increasing the pension benefit for certain employees, which resulted in an increase of $11 million to the projected benefit obligation.

On September 30, 2002, the Company's annual measurement date, the accumulated benefit obligation related to Avaya's pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). This difference is attributed to (1) an increase in the accumulated benefit obligation that resulted from a decrease in the interest rate used to discount the projected benefit obligation to its present settlement amount from 7% to 6.5% and (2) a decline in the fair value of the plan assets due to a sharp decrease in the equity markets at September 30, 2002. As a result, in accordance with SFAS 87, the Company recognized an additional minimum pension liability of $548 million included in benefit obligations, recorded a charge to accumulated other comprehensive loss of $513 million which decreased stockholders' equity, and recognized an intangible asset included in other assets of $35 million up to the amount of unrecognized prior service cost. The charge to stockholders' equity for the excess of additional pension liability over the unrecognized prior service cost represents a net loss not yet recognized as pension expense.

In conjunction with the recognition of the additional minimum pension liability, the Company also recorded in fiscal 2002 a deferred tax asset of $202 million for which a full valuation allowance was established. Both the deferred tax asset and related valuation allowance were recorded through accumulated other comprehensive loss.

In fiscal 2001, the Company recorded pension and postretirement expense of $457 million and $138 million, respectively, including charges for curtailment and special termination benefits of $474 million and $112 million, respectively, in connection with the Company's business restructuring efforts. The Company's pension plans experienced significant decreases in the number of active employees due to these restructuring initiatives related to the manufacturing outsourcing transaction and an early retirement program. As a result, interim measurements were performed and curtailment accounting was implemented. The Company recognized a charge from curtailment and special termination benefits related to its pension plan of $26 million and $448 million, respectively. The Company has several non-pension postretirement benefit plans. Consistent with the curtailment accounting recorded for pensions during fiscal 2001, the Company recorded curtailment and special termination benefit charges of $91 million and $21 million, respectively. The special termination benefits provided employees with improved pension benefits and earlier eligibility for postretirement benefits.

In addition, effective August 1, 2001, the Company amended its pension plan for salaried employees by increasing the minimum retirement age which resulted in a $76 million decrease to the projected benefit obligation. Effective August 1, 2001, the Company also amended its postretirement benefits for salaried employees by decreasing the maximum employer contribution to retiree healthcare coverage from 90% to 75%. In addition, the Company amended the point in time when life insurance begins to be reduced. Under the amended plan, retiree life insurance will be reduced by 10% a year beginning one year after retirement, until 50% of the original coverage amount is reached. Previously, this reduction started when the retiree reached age 66. The net effect of these amendments resulted in a decrease in the accumulated postretirement benefit obligation of $35 million.

In connection with the Distribution, the Company recorded estimates in its Consolidated Balance Sheet at September 30, 2000 in prepaid benefit costs and benefit obligations of various existing Lucent benefit plans related to employees for whom the Company assumed responsibility. Following an actuarial review, the Company received a valuation, agreed upon by the Company and Lucent, that reduced prepaid benefit costs by $44 million and pension and postretirement benefit obligations by $17 million. The Company recorded the net effect of these adjustments as a reduction to additional paid-in capital in fiscal 2001 because the transfer of the net benefit assets relates to the original capital contribution from Lucent.

The pension and postretirement costs incurred by Lucent for employees who performed services for the Company were based on estimated plan assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for the Company. In relation to the Lucent plans, in fiscal 2000, the Company recorded postretirement expense of $49 million, as adjusted through the Former Parent's net investment and pension expense of $170 million, of which $55 million was attributed to enhanced severance benefits related to the Company's fiscal 2000 restructuring initiative. The enhanced severance benefits charge was originally incurred as a business restructuring expense in fiscal 2000 related to the manufacturing outsourcing transaction and was subsequently reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

The following table shows the activity in Avaya's defined benefit pension and postretirement plans:

	Pension Benefits As of September 30,		Postretirement Benefits As of September 30,	
(dollars in millions)	**2002**	2001	**2002**	2001
Change in Benefit Obligation				
Benefit obligation as of October 1	**$ 2,518**	$ 1,758	**$ 513**	$ 412
Adjustment for final obligation assumed from Lucent	**—**	(174)	**—**	(48)
Service cost	**54**	79	**6**	11
Interest cost	**171**	128	**36**	30
Amendments	**11**	(76)	**—**	(35)
Actuarial loss (gain)	**177**	399	**58**	124
Special termination benefits	**1**	448	**—**	21
Reclassification	**—**	55	**—**	—
Benefits paid	**(193)**	(99)	**(27)**	(2)
Benefit obligation as of September 30	**$ 2,739**	$ 2,518	**$ 586**	$ 513
Change in Plan Assets				
Fair value of plan assets as of October 1	**$ 2,371**	$ 2,985	**$ 174**	$ 255
Actual return on plan assets	**(241)**	(255)	**(13)**	(44)
Adjustment for final assets assumed from Lucent	**—**	(260)	**—**	(36)
Employer contributions	**4**	—	**14**	1
Benefits paid	**(193)**	(99)	**(28)**	(2)
Fair value of plan assets as of September 30	**$ 1,941**	$ 2,371	**$ 147**	$ 174
Unfunded Status of the Plan	**$ (798)**	$ (147)	**$ (439)**	$ (339)
Unrecognized prior service cost	**1**	(5)	**(16)**	(16)
Unrecognized transition asset	**(1)**	(7)	**—**	
Unrecognized net (gain)/loss	**626**	(11)	**124**	34
Accrued benefit cost	**$ (172)**	$ (170)	**$ (331)**	$ (321)
Amount Recognized in the Consolidated Balance Sheets Consists of:				
Accrued benefit cost	**$ (720)**	$ (170)	**$ (331)**	$ (321)
Intangible asset	**35**	—	**—**	—
Accumulated other comprehensive loss	**513**	—	**—**	—
Net amount recognized	**$ (172)**	$ (170)	**$ (331)**	$ (321)

	As of September 30,	
	2002	2001
Pension and Postretirement Benefits Weighted Average Assumptions		
Discount rate	**6.5%**	7.0%
Expected return on plan assets	**9.0%**	9.0%
Rate of compensation increase	**4.0%**	4.5%

For postretirement healthcare, an 11.1% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for fiscal year 2003. The rate was assumed to decline gradually to 5.0% by the year 2009, and remain at that level thereafter.

	Pension Benefits Year ended September 30,			Postretirement Benefits Year ended September 30,		
(dollars in millions)	**2002**	2001	2000	**2002**	2001	2000
Components of Net Periodic Benefit Cost						
Service cost	**$ 54**	$ 79	$ 115	**$ 6**	$ 11	$ 16
Interest cost	**171**	128	195	**37**	30	44
Expected return on plan assets	**(217)**	(208)	(200)	**(19)**	(18)	(17)
Amortization of unrecognized prior service cost	**4**	16	23	**—**	5	7
Recognized net actuarial loss	**(1)**	(19)	(1)	**(1)**	(2)	(1)
Amortization of transition asset	**(7)**	(13)	(17)	**—**	—	—
Curtailment expense	**1**	26	—	**—**	91	—
Special termination benefits	**1**	448	—	**—**	21	—
Enhanced severance benefits	**—**	—	55	**—**	—	—
Net periodic benefit cost	**$ 6**	$ 457	$ 170	**$ 23**	$ 138	$ 49

As of September 30, 2002 and 2001, the Company's pension and postretirement plan assets did not hold any direct investment in Avaya common stock.

A one-percentage-point change in the Company's healthcare cost trend rate would not have had an effect on the total of service and interest cost components nor the postretirement benefit obligation.

> Savings Plans

The majority of the Company's employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company's expense related to these savings plans was $24 million and $58 million in fiscal 2002 and 2001, respectively. Lucent had similar plans prior to the Distribution of which the Company's expense was $54 million in 2000.

NOTE 15 Stock Compensation Plans

The Company has stock compensation plans, which provide for the issuance to eligible employees of nonqualified stock options and restricted stock units representing Avaya common stock. In addition, the Company has a stock purchase plan under which eligible employees have the ability to purchase shares of Avaya common stock at 85% of market value.

> Stock Options

Stock options are generally granted with an exercise price equal to the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. As of September 30, 2002, there were approximately 38 million stock options authorized for grant to purchase Avaya common stock under the Company's stock compensation plans.

In connection with certain of the Company's acquisitions, outstanding stock options held by employees of acquired companies became exercisable for Avaya's common stock, according to their terms, effective at the acquisition date. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

Prior to fiscal 2001, certain employees of the Company were granted stock options and other equity-based awards under Lucent's stock-based compensation plans. At the time of the Distribution, unvested awards outstanding under Lucent's stock plans that were held by Lucent employees who transferred to the Company were converted to awards to acquire stock of Avaya. Vested Lucent stock options remained options to acquire Lucent common stock, subject to adjustments as described below. The Avaya stock options and other awards as converted have the same vesting provisions, option periods, and other terms and conditions as the Lucent options and awards they replaced. The number of shares and exercise price of each stock option was adjusted so that each option, whether a Lucent option or an Avaya option, had the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price (intrinsic value), as the Lucent stock options prior to the Distribution. Upon conversion, the stock options retained the measurement date from the original issuance.

The following table summarizes information concerning options outstanding including the related transactions for the fiscal years ended September 30, 2002 and 2001 and a summary for the fiscal year ended September 30, 2000 of the Lucent stock options held by employees for whom the Company has assumed responsibility. Stock option activity for fiscal 2000 may not necessarily be indicative of what the activity would have been had the Company been a standalone entity during that period.

	Shares (000's)	*Weighted* Average Exercise Price
Options Outstanding as of September 30, 1999	31,601	$ 27.87
Granted/Assumed	18,431	52.66
Exercised	(5,124)	12.26
Forfeited/Expired/Transferred[1]	(7,176)	28.37
Options Outstanding as of September 30, 2000 (Immediately Prior to Distribution)	37,732	41.90
Less: Lucent vested options	(7,147)	17.50
Lucent unvested options to be converted	30,585	47.61
Avaya Options Converted at Distribution Date, September 30, 2000	44,971	31.63
Granted/Assumed	31,626	15.00
Exercised	(1,384)	4.81
Forfeited/Expired/Exchanged[2]	(26,890)	30.35
Options Outstanding as of September 30, 2001	48,323	19.83
Granted	10,391	6.53
Exercised	(153)	3.84
Forfeited and Expired[3]	(13,733)	24.23
Options Outstanding as of September 30, 2002	**44,828**	**$ 15.46**

(1) Includes 7,133 options attributable to the movement of employees between Avaya and Lucent during the year.

(2) Includes the exchange of 19,506 employee stock options for restricted stock units, as noted below.

(3) Primarily represents normal option expiration and forfeitures attributed to employee departures resulting from the Company's business restructuring initiatives.

The weighted average fair value of Avaya's stock options granted during the fiscal years ended September 30, 2002 and 2001 and Lucent's stock options granted during the fiscal year ended September 30, 2000, calculated using the Black-Scholes option-pricing model, was $3.14, $5.86, and $15.75 per share, respectively.

The following table summarizes the status of the Company's stock options as of September 30, 2002:

	Stock Options Outstanding			**Stock Options Exercisable**	
Range of Exercise Prices	**Shares (000's)**	**Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Shares (000's)**	**Weighted Average Exercise Price**
$0.01 to $6.54	**9,085**	**6.60**	**$ 6.12**	**165**	**$ 2.38**
$6.55 to $9.70	**1,090**	**7.01**	**7.87**	**357**	**7.91**
$9.71 to $14.52	**4,872**	**7.60**	**12.09**	**1,697**	**12.15**
$14.53 to $21.45	**21,337**	**7.97**	**15.48**	**8,123**	**15.21**
$21.46 to $51.21	**8,444**	**6.27**	**28.36**	**7,740**	**27.54**
Total	**44,828**		**$ 15.46**	**18,082**	**$ 19.94**

At September 30, 2001, there were 13.4 million exercisable outstanding stock options with a weighted average exercise price of $26.03. There were no stock options exercisable as of September 30, 2000.

> Employee Stock Purchase Plan

Under the terms of the Avaya Inc. 2000 Employee Stock Purchase Plan ("2000 ESPP"), eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The termination date of the 2000 ESPP is March 1, 2003, but a replacement plan with the same terms and conditions is set to take effect on January 1, 2003, subject to shareholder approval. As a result, no purchases will be permitted under the 2000 ESPP after December 31, 2002.

Under the 2000 ESPP, the per share purchase price is 85% of the average high and low per share trading price of Avaya's common stock on the New York Stock Exchange ("NYSE") on the last trading day of each month. During the fiscal years ended September 30, 2002 and 2001, 3.8 million and 3.0 million shares were purchased under the 2000 ESPP at a weighted average price of $4.85 and $10.95, respectively. In fiscal 2000, 1.3 million Lucent shares were purchased under the Lucent Employee Stock Purchase Plan by employees who were transferred to the Company upon the Distribution, at a weighted average price of $45.50.

In October 2002, the Company's Board of Directors approved the Avaya Inc. 2003 Employee Stock Purchase Plan ("2003 ESPP"), which has terms virtually identical to the 2000 ESPP. The 2003 ESPP is effective January 1, 2003, subject to shareholder approval at the Company's 2003 annual meeting in February 2003, and expires March 1, 2006. The initial purchase period under the 2003 ESPP will extend from January 1, 2003 through February 28, 2003 with the first purchase commencing on the last day of the period. If the Company's shareholders do not approve the 2003 ESPP, it will terminate immediately, no purchases of Avaya common stock will be made and all contributions collected under the 2003 ESPP will be returned to employees.

> SFAS No. 123 Pro Forma Disclosure

The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation"("SFAS 123") and, as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock compensation plans. Under APB 25, the Company does not recognize compensation expense upon the issuance of its stock options because the exercise price equals the market price of the underlying stock on the grant date. If the Company had elected to adopt the optional recognition provisions of SFAS 123, which uses the fair value-based method for its stock option plans and Employee Stock Purchase Plan, net loss and basic and diluted loss per common share would have been changed to the pro forma amounts indicated below:

	Year Ended September 30,		
(dollars in millions)	**2002**	2001	2000
Net Loss			
As reported	**$ (666)**	$ (352)	$ (375)
Pro forma	**$ (701)**	$ (429)	$ (469)
Loss Per Share — Basic and Diluted			
As reported	**$ (2.44)**	$ (1.33)	$ (1.39)
Pro forma	**$ (2.54)**	$ (1.60)	$ (1.74)

The fair value of stock options used to compute pro forma net loss disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended September 30,		
	2002	2001	2000
Weighted Average Assumptions			
Dividend yield	**0%**	0%	0.2%
Expected volatility	**61.5%**	50.4%	38.4%
Risk-free interest rate	**4.3%**	5.7%	6.3%
Expected holding period (in years)	**3.9**	3.3	2.8

> Restricted Stock Units

The Company's stock compensation plans permit the granting of restricted stock units to eligible employees at fair market value at the date of grant and typically become fully vested over a three-year period. Restricted stock units are payable in shares of the Company's common stock upon vesting. Compensation expense recorded under APB 25 related to restricted stock units, which uses the intrinsic-value method, was $24 million, $17 million and $7 million for the years ended September 30, 2002, 2001 and 2000, respectively, of which $1 million and $7 million was recorded as business restructuring charges in fiscal 2002 and 2001, respectively.

The following table presents the total number of shares of common stock represented by restricted stock units granted to Company employees, including those granted in connection with the Exchange described below:

	Year Ended September 30,		
	2002	2001	2000
Restricted stock units granted (000's)	**526**	4,394	496
Weighted average market value of shares granted during the period	**$ 7.11**	$ 13.06	$ 57.83

In connection with the amounts recorded as a business restructuring charge for the vesting of restricted stock units, the Company issued 93,000 and 326,000 common shares to employees who departed the business in fiscal 2002 and 2001, respectively.

In June 2001, the Company commenced an offer to eligible employees to exchange (the "Exchange") certain employee stock options for restricted stock units representing common shares. The Exchange was based on a predetermined exchange value divided by $12.85 per common share, which was the average of the high and low trading prices of Avaya common stock on the NYSE on July 26, 2001. As a result of the Exchange, approximately 19.5 million options were cancelled and approximately 3.4 million restricted stock units were granted on July 31, 2001. The restricted stock units resulting from the Exchange will vest in three succeeding annual anniversary dates beginning on August 1, 2002, subject to acceleration of vesting upon certain events.

The Company recorded approximately $43 million as non-cash deferred compensation for the intrinsic value of the restricted stock units on the effective date of the Exchange. This amount was calculated by multiplying the number of restricted stock units by $12.62, which was the average of the high and low trading price of the Company's common stock on the NYSE on July 31, 2001, the date of grant of the restricted stock units. The non-cash deferred compensation associated with the restricted stock units will be recognized as compensation expense recorded under APB 25, on a straight-line basis over the three-year vesting period.

NOTE 16 Operating Segments

In the fourth quarter of fiscal 2002, the Company reevaluated its business model due to the continued restrained spending by customers on enterprise communications technology investments and redesigned its operating segments to align them with discrete customer sets and market segment opportunities in order to optimize revenue growth and profitability. As a result, the Company now reports its results in four rather than three operating segments and, accordingly, it has restated fiscal 2001 and 2000 amounts to reflect this change.

The four operating segments are: (1) Converged Systems and Applications ("CSA"), (2) Small and Medium Business Solutions ("SMBS"), (3) Services and (4) Connectivity Solutions. The CSA segment is focused on large enterprises and includes converged systems products, unified communications solutions and customer relationship management offerings. The SMBS segment develops, markets and sells converged and traditional voice communications solutions for small and mid-sized enterprises and includes all key and Internet Protocol telephony systems and applications, as well as messaging products. The Services segment offers a comprehensive portfolio of services to help customers plan, design, build and manage their communications networks. The Connectivity Solutions segment represents structured cabling systems and electronic cabinets.

The current segments are operated as four functional businesses and, as a result, each operating segment's results contain certain additional costs and expenses including amounts that have been historically reported in the other unallocated category, such as selling expense, research and development, marketing, information technology and finance. Costs remaining in the other unallocated category represent expenses that are not identified with the operating segments and do not qualify for separate operating segment reporting including costs incurred to maintain vacant real estate facilities and other unallocated expenses. In addition, the other unallocated category portion of operating income (loss) includes a $71 million goodwill and intangibles impairment charge recorded in fiscal 2002 and a $32 million purchased in-process research and development charge recorded in fiscal 2001. Intersegment sales approximate fair market value and are not significant.

> Reportable Segments

Summarized financial information concerning the Company's reportable segments is shown in the following table:

	Reportable Segments				Corporate		
(dollars in millions)	Converged Systems and Applications	Small and Medium Business Solutions	Services	Connectivity Solutions	Business Restructuring (Charges), Reversals and Related Expenses	Other Unallocated Amounts	Total Consolidated
2002							
Revenue	**$ 2,080**	**$ 236**	**$ 2,068**	**$ 572**	**$ —**	**$ —**	**$ 4,956**
Operating income (loss)[1]	**(205)**	**(24)**	**271**	**(72)**	**(209)**	**(109)**	**(348)**
Capital expenditures[2]	**6**	**—**	**5**	**7**	**—**	**93**	**111**
Depreciation and amortization[2]	**112**	**11**	**65**	**35**	**—**	**6**	**229**
Assets:							
Receivables, less allowances[3]	**—**	**—**	**—**	**42**	**—**	**834**	**876**
Inventory	**201**	**28**	**109**	**129**	**—**	**—**	**467**
Goodwill	**118**	**26**	**—**	**—**	**—**	**—**	**144**
Corporate assets[5]	**—**	**—**	**—**	**—**	**—**	**2,410**	**2,410**
Total Assets	**$ 319**	**$ 54**	**$ 109**	**$ 171**	**$ —**	**$ 3,244**	**$ 3,897**
2001							
Revenue	$ 2,871	$ 313	$ 2,286	$ 1,323	$ —	$ —	$ 6,793
Operating income (loss)[6]	10	(13)	168	257	(885)	(101)	(564)
Capital expenditures[2]	26	2	15	26	—	272	341
Depreciation and amortization[2]	142	26	58	42	—	5	273
Assets:							
Receivables, less allowances[3]	—	—	—	173	—	990	1,163
Inventory[4]	—	—	—	—	—	649	649
Goodwill	108	67	—	—	—	—	175
Corporate assets[5]	—	—	—	—	—	2,661	2,661
Total Assets	$ 108	$ 67	$ —	$ 173	$ —	$ 4,300	$ 4,648
2000							
Revenue	$ 3,581	$ 398	$ 2,334	$ 1,419	$ —	$ —	$ 7,732
Operating income (loss)[6]	39	11	171	163	(757)	(70)	(443)
Capital expenditures[2]	114	23	63	22	—	277	499
Depreciation and amortization[2]	117	23	32	45	—	3	220
Assets:							
Receivables, less allowances[3]	—	—	—	176	—	1,582	1,758
Inventory[4]	—	—	—	—	—	639	639
Goodwill	63	83	—	—	—	—	146
Corporate assets[5]	—	—	—	—	—	2,494	2,494
Total Assets	$ 63	$ 83	$ —	$ 176	$ —	$ 4,715	$ 5,037

(1) Included in other unallocated amounts is a $71 million goodwill and intangibles impairment charge recorded in fiscal 2002 comprised of $47 million attributed to SMBS and $24 million related to CSA. These amounts have not been allocated to the segments because the charges were recorded at a corporate level and management views segment results independent of these charges.

(2) Management does not allocate to the segments certain capital expenditures that are not directly managed by or identified with the reportable segments and, as such, has reported these amounts in the other unallocated category. However, the associated depreciation and amortization expense has been allocated to each segment since these amounts are included in each segment's results for purposes of evaluating performance.

(3) Although the CSA, SMBS and Services segments are managed separately due to their distinct product and service offerings, distribution channels and marketing strategies, the billing process is integrated for these three segments due to synergies including the combined sale of both product and services to individual customers. Management does not segregate receivables between these three segments for internal reporting, evaluating performance or allocating capital and, therefore, reports these amounts in the other unallocated category. The billing process and operations of Connectivity Solutions are managed and maintained separately from CSA, SMBS and Services and, accordingly, these receivables are reported separately.

(4) The Company is unable to restate inventory for fiscal 2001 and 2000 into the current segment presentation as this would be impractical, involve excessive cost and require extensive estimation and, therefore, has included inventory in the other unallocated category for such periods.

(5) Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and property, plant and equipment in each fiscal year, with the exception of fiscal 2000, which also includes prepaid benefit costs. Corporate assets are included in the other unallocated category since they are managed at a corporate level and are not identified with the segments.

(6) In fiscal 2001 and 2000, the business restructuring category includes $48 million and $73 million, respectively, of start-up activities related to establishing independent operations.

> Geographic Information

Financial information relating to the Company's revenues and long-lived assets by geographic area was as follows:

	External Revenue[1] Year Ended September 30,			Long-Lived Assets[2] As of September 30,		
(dollars in millions)	**2002**	2001	2000	**2002**	2001	2000
External Revenue:[1]						
U.S.	**$ 3,647**	$ 5,158	$ 6,110	**$ 785**	$ 868	$ 850
International	**1,309**	1,635	1,622	**102**	120	116
Total	**$ 4,956**	$ 6,793	$ 7,732	**$ 887**	$ 988	$ 966

(1) Revenue is attributed to geographic areas based on the location of customers.

(2) Represents property, plant and equipment, net.

> Concentrations

EXPANETS – In March 2000, as part of its strategy to strengthen its distribution network, Avaya sold its primary distribution function for voice communications systems for small and mid-sized enterprises to Expanets, Inc., currently the Company's largest dealer. The terms of the sale provided that the Company would provide billing, collection and maintenance services for Expanets for a transitional period. In May 2001, the dealer agreement was restructured to more precisely define the customer base to be serviced by each party, including small or branch offices of larger enterprises.

At the time the dealer agreement was restructured, Expanets' efforts to obtain a commercial credit facility were hampered by the fact that its billing and collection function had not yet been migrated to its information systems. Because of the importance to Avaya of the Expanets relationship and the customer base served by Expanets, the Company agreed to provide a $125 million short-term line of credit (as amended as described below, the "Dealer Credit Agreement"). The Dealer Credit Agreement applies to certain unpaid and outstanding receivables for amounts due to Avaya by Expanets. A delay in the migration of the billing and collection function until December 2001 affected Expanets' ability to obtain a collateralized commercial credit facility by the original March 31, 2002 expiration date of the Dealer Credit Agreement.

Accordingly, in March 2002, the Company entered into an amendment to the Dealer Credit Agreement with Expanets and its parent company, NorthWestern Corporation ("NorthWestern"). The Dealer Credit Agreement provides for installment payments under the credit line in the amounts of $25 million in March 2002, $20 million in April 2002, and $25 million in August 2002 with the remaining balance due on December 31, 2002. As of September 30, 2002, the Company had received the first three installment payments. The Dealer Credit Agreement provides that the borrowing limit shall be reduced by the amount of each installment payment upon the receipt of such payment and may also be offset by certain obligations of the Company to Expanets related to the March 2000 sale of the distribution function to Expanets. As of September 30, 2002 and 2001, the borrowing limit was $35 million and $121 million, respectively. Amounts outstanding under the line of credit accrued interest at an annual rate of 12% through August 31, 2002, and increased to 15% on September 1, 2002.

The following table summarizes all amounts receivable from Expanets, including amounts outstanding under the line of credit, as of September 30, 2002 and 2001:

	As of September 30,	
(dollars in millions)	**2002**	2001
Receivables	**$ 65**	$ 117
Other current assets	**1**	81
Total amounts receivable from Expanets	**$ 66**	$ 198
Secured and unsecured components of the amounts receivable are as follows:		
Secured line of credit (included in receivables)	**$ 35**	$ 71
Secured line of credit (included in other current assets)	**—**	50
Total secured line of credit	**35**	121
Unsecured	**31**	77
Total amounts receivable from Expanets	**$ 66**	$ 198

Amounts recorded in receivables represent trade receivables due from Expanets on sales of products and maintenance services. Amounts recorded in other current assets represent receivables due from Expanets for transitional services provided under a related agreement.

Outstanding amounts under the line of credit are secured by Expanets' accounts receivable and inventory. In addition, NorthWestern has guaranteed up to $50 million of Expanets' obligations under the Dealer Credit Agreement. A default by NorthWestern of its guarantee obligations under the Dealer Credit Agreement would constitute a default under the Expanets' dealer agreement with the Company, resulting in a termination of the non-competition provisions contained in such agreement and permitting the Company to sell products to Expanets' customers.

There can be no assurance that Expanets will be able to comply with the remaining terms of the Dealer Credit Agreement. In the event Expanets is unable to comply with the terms of the Dealer Credit Agreement and a default occurs, the remedies available to Avaya under such agreement may be insufficient to satisfy in full all of Expanets' obligations to the Company.

For the fiscal year ended September 30, 2001, sales to Expanets, which are included in the CSA, SMBS and Services segments, were approximately 10% of the Company's revenue.

NOTE 17 Transactions with Lucent and Other Related Party Transactions

Subsequent to the Distribution, Lucent was no longer a related party. In fiscal 2000, the Company had $98 million of revenue for products sold to Lucent and $261 million of costs for products purchased from Lucent.

> Contribution and Distribution Agreement

In connection with the Distribution, the Company and Lucent executed and delivered the Contribution and Distribution Agreement and certain related agreements.

Pursuant to the Contribution and Distribution Agreement, Lucent contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses (the "Company's Businesses"). The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Lucent for all liabilities including certain pre-Distribution tax obligations of Lucent relating to the Company's Businesses and all contingent liabilities primarily relating to the Company's Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million.

In addition, if the Distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company's stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes.

The Company has resolved all of the Contribution and Distribution issues with Lucent related to the settlement of certain employee obligations and the transfer of certain assets. Following the Distribution, the Company had identified approximately $15 million recorded in its Consolidated Balance Sheets that was primarily related to certain accounts receivable balances due from Lucent and certain fixed assets, which the Company agreed would remain with Lucent. Since these assets, among other resolved issues, relate to the original capital contribution by Lucent, the Company reduced additional paid-in capital in fiscal 2001 for the net effect of these adjustments.

> Other Related Party Transactions

Jeffrey A. Harris, a senior managing director of Warburg Pincus LLC and a general partner of Warburg, Pincus & Co. each of which is an affiliate of Warburg Pincus Equity Partners L.P., resigned from the Company's board of directors in fiscal 2002 prior to the approval by the board of the transactions disclosed under "Warburg Transactions" in Note 11. Mr. Harris had served as the chairman of Avaya's audit and finance committee. The board has appointed Mark Leslie, a member of the audit and finance committee, to succeed Mr. Harris as chairman of that committee. In April 2002, the Warburg Entities exercised their contractual right to designate for election to the board a director unaffiliated with the Warburg Entities reasonably acceptable to the Company's board of directors. Accordingly, Anthony P. Terracciano was appointed to the Company's board as the Warburg Entities' nominee.

Henry B. Schacht was a director of Avaya from September 2000 until September 2002. Mr. Schacht is currently on a leave of absence as a managing director and senior advisor of Warburg Pincus LLC.

Each of Mr. Schacht and Mr. Terracciano may be entitled to indemnification by affiliates of Warburg Pincus LLC and Warburg, Pincus & Co. against certain liabilities that each may incur as a result of serving as a director of the Company.

During fiscal 2000, a privately held business, of which Mr. Schacht holds an 80% equity interest and of which his son is the controlling stockholder, purchased and paid for call center equipment and consulting services from the Company for a total of approximately $1 million. This business purchased routine services from the Company on a time and materials basis in fiscal 2001 and 2000.

NOTE 18 Commitments and Contingencies

> Legal Proceedings

From time to time the Company is involved in legal proceedings arising in the ordinary course of business. Other than as described below, the Company believes there is no litigation pending against it that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.

YEAR 2000 ACTIONS – Three separate purported class action lawsuits are pending against Lucent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include Avaya as a defendant. The Company may also be named a party to the other actions and, in any event, has assumed the obligations of Lucent for all of these cases under the Contribution and Distribution Agreement. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

A class has recently been certified in the West Virginia state court matter. The certified class in the West Virginia matter includes those persons or entities that purchased, leased or financed the products in question. In addition, the court also certified as a subclass all class members who had service protection plans or other service or extended warranty contracts with Lucent in effect as of April 1, 1998, as to which Lucent failed to offer a free Year 2000-compliant solution. The federal court in the New York action has issued a decision and order denying class certification, dismissing all but certain fraud claims by one representative plaintiff. No class claims remain in this case at this time. The federal court in the California action has issued an opinion and order granting class certification on a provisional basis, pending submission by plaintiffs of certain proof requirements mandated by the Y2K Act. The class includes any entities that purchased or leased certain products on or after January 1, 1990, excluding those entities who did not have a New Jersey choice of law provision in their contracts and those who did not purchase equipment directly from defendants. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. At this time, the Company cannot determine whether the outcome of these actions will have a material adverse effect on its financial position, results of operations or cash flows. In addition, if these cases are not resolved in a timely manner, they will require expenditure of significant legal costs related to their defense.

LUCENT SECURITIES LITIGATION – In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. The Company understands that Lucent's motion to dismiss the Fifth Consolidated Amended and Supplemental Class Action Complaint in the consolidated action was denied by the court in June 2002. As a result of the denial of its motion to dismiss, the Company understands that Lucent has filed a motion for partial summary judgment, seeking a dismissal of a portion of the Fifth Consolidated Amended and Supplemental Class Action Complaint. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to November 21, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

The Company understands that the federal district court in New Jersey has issued orders staying all securities actions against Lucent, as well as those related to the securities cases, so the parties may discuss a potential global settlement of claims. The Company also understands that the parties have had preliminary meetings to discuss settlement of these cases.

Any liability incurred by Lucent in connection with these stockholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and, as a result, the Company would be responsible for 10% of any such liability. All of these actions are still in the relatively early stages of litigation and an outcome cannot be predicted and, as a result, there can be no assurance that these cases will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

LICENSING ARBITRATION – In March 2001, a third party licensor made formal demand for alleged royalty payments which it claims the Company owes as a result of a contract between the licensor and the Company's predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. The licensor claims that the Company owes royalty payments for software integrated into certain of the Company's products. The licensor also alleges that the Company has breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. This matter is currently in arbitration. At this point, an outcome in the arbitration proceeding cannot be predicted and, as a result, there can be no assurance that this case will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

REVERSE/FORWARD STOCK SPLIT COMPLAINTS – In January 2002, a complaint was filed in the Court of Chancery of the State of Delaware against the Company seeking to enjoin it from effectuating a reverse stock split followed by a forward stock split described in its proxy statement for its 2002 Annual Meeting of Shareholders held on February 26, 2002. At the annual meeting, the Company obtained the approval of its shareholders of each of three alternative transactions:

- a reverse 1-for-30 stock split followed immediately by a forward 30-for-1 stock split of the Company's common stock;
- a reverse 1-for-40 stock split followed immediately by a forward 40-for-1 stock split of the Company's common stock;
- a reverse 1-for-50 stock split followed immediately by a forward 50-for-1 stock split of the Company's common stock.

The complaint alleges, among other things, that the manner in which the Company plans to implement the transactions as described in our proxy statement, violates certain aspects of Delaware law with regard to the treatment of fractional shares and the proposed method of valuing the fractional interests, and further, that the description of the proposed transactions in the proxy statement is misleading to the extent it reflects such violations. The action purports to be a class action on behalf of all holders of less than 50 shares of the Company's common stock. The plaintiff is seeking, among other things, damages as well as injunctive relief enjoining the Company from effecting the transactions and requiring the Company to make corrective, supplemental disclosure. In June 2002, the court denied the plaintiff's motion for summary judgment and granted the Company's cross-motion for summary judgment. The plaintiff appealed the Chancery Court's decision to the Delaware Supreme Court and, in November 2002, the Delaware Supreme Court affirmed the lower court's ruling in favor of the Company. Subsequently, the plaintiff filed a motion for re-hearing by the Delaware Supreme Court, arguing that the court misapplied the law concerning fractional "shares" versus fractional "interests" to the facts of the case. The Company has filed its response to the plaintiff's motion with the Delaware Supreme Court and awaits its ruling. The Company cannot provide assurance that this lawsuit will not impair its ability to implement any of the transactions.

In April 2002, a complaint was filed against the Company in the Superior Court of New Jersey, Somerset County, in connection with the reverse/forward stock splits described above. The action purports to be a class action on behalf of all holders of less than 50 shares of the Company's common stock. The plaintiff is seeking, among other things, injunctive relief enjoining the Company from effecting the transactions. In recognition of the then pending action in the Delaware Court of Chancery, the plaintiff voluntarily dismissed his complaint without prejudice, pending outcome of the Delaware action.

COMMISSION ARBITRATION DEMAND – In July 2002, a third party representative made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from the Company's businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. As the sales of products continue, the third party representative may likely increase its commission demand. The viability of this asserted claim is based on the applicability and interpretation of a representation agreement and an amendment thereto, which provides for binding arbitration. This matter is currently proceeding to arbitration. The matter is in the early stages and an outcome in the arbitration proceeding cannot be predicted. As a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

LUCENT CONSUMER PRODUCTS CLASS ACTIONS – In several class action cases (the first of which was filed on June 24, 1996), plaintiffs claim that AT&T and Lucent engaged in fraud and deceit in continuing to lease residential telephones to consumers without adequate notice that the consumers would pay well in excess of the purchase price of a telephone by continuing to lease. The cases were removed and consolidated in federal court in Alabama, and were subsequently remanded to their respective state courts (Illinois, Alabama, New Jersey, New York and California). In July 2001, the Illinois state court certified a nationwide class of plaintiffs. The case in Illinois was scheduled for trial on August 5, 2002. Prior to commencement of trial, however, the Company had been advised that the parties agreed to a settlement of the claims on a class-wide basis. The settlement was approved by the court on November 4, 2002. Claims from Class members must be filed on or about January 15, 2003.

Any liability incurred by Lucent in connection with these class action cases will be considered an exclusive Lucent liability under the Contribution and Distribution Agreement between Lucent and Avaya and, as a result, Avaya would be responsible for 10% of any such liability in excess of $50 million. The amount for which Avaya may be responsible will not be finally determined until the class claims period expires.

PATENT INFRINGEMENT INDEMNIFICATION CLAIMS – A patent owner has sued three customers of the Company's managed services business for alleged infringement of a single patent based on the customers' voicemail service. These customers' voicemail service offerings are partially or wholly provided by the Company's managed services business. As a consequence, these customers are requesting defense and indemnification from the Company in the lawsuits under their managed services contracts. This matter is in the early stages and the Company cannot yet determine whether the outcome of this matter will have a material adverse effect on its financial position, results of operations or cash flows.

> Environmental Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the U.S., governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at seven of its facilities either voluntarily or pursuant to government directives.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. Although the Company believes that its reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

> Product Financing Arrangements

Avaya sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

For the Company's U.S. product financing arrangement with resellers, in the event the lending institution repossesses the reseller's inventory of Avaya products, Avaya is obligated under certain circumstances to repurchase such inventory from the lending institution. The Company's obligation to repurchase inventory from the lending institution terminates 180 days from the date of invoicing by Avaya to the reseller. The repurchase amount is equal to the price originally paid to Avaya by the lending institution for the inventory. The amount reported to the Company from the two resellers who participate in these arrangements as their inventory on-hand was approximately $64 million as of September 30, 2002. The Company is unable to determine how much of this inventory was financed and, if so, whether any amounts have been paid to the lending institutions. Therefore, the Company's repurchase obligation could be less than the amount of inventory on-hand. While there have not been any repurchases made by Avaya under such agreements, there can be no assurance that the Company will not be obligated to repurchase inventory under these arrangements in the future.

For the Company's product financing arrangements with resellers outside the U.S., in the event participating resellers default on their payment obligation to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to the Company from the lending institutions was approximately $18 million as of September 30, 2002. Avaya reviews and sets the maximum credit limit for each reseller participating in these financing arrangements. While there have not been any guarantee repayments by Avaya under such arrangements, there can be no assurance that the Company will not be obligated to make these repayments in the future.

> Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2021. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company's restructuring initiatives, was $192 million, $194 million and $176 million for the years ended September 30, 2002, 2001 and 2000, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases, of which $67 million of such lease payments have been accrued as a business restructuring reserve, as of September 30, 2002.

(dollars in millions)	Year Ended September 30,					
2003	2004	2005	2006	2007	Later Years	Total
$ 185	$ 128	$ 81	$ 60	$ 49	$ 250	$ 753

NOTE 19 Quarterly Information (Unaudited)

(dollars and shares in millions, except per share amounts)	Fiscal Year Quarters First	Second	Third	Fourth	Total
Year Ended September 30, 2002					
Revenue	**$ 1,306**	**$ 1,279**	**$ 1,219**	**$ 1,152**	**$ 4,956**
Gross margin	**517**	**506**	**481**	**442**	**1,946**
Business restructuring charges and related expenses, net of reversals(1)	**6**	**88**	**9**	**106**	**209**
Goodwill and intangibles impairment charge	**—**	**—**	**—**	**71**	**71**
Provision for deferred income tax assets valuation allowance(2)	**—**	**—**	**—**	**364**	**364**
Net loss	**(20)**	**(63)**	**(39)**	**(544)**	**(666)**
Loss per share — Basic and Diluted(3)	**$ (0.09)**	**$ (0.63)**	**$ (0.11)**	**$ (1.50)**	**$ (2.44)**
Stock price:					
High	**$ 13.70**	**$ 12.73**	**$ 7.60**	**$ 4.88**	**$ 13.70**
Low	**$ 8.50**	**$ 4.68**	**$ 4.15**	**$ 1.12**	**$ 1.12**
Year Ended September 30, 2001					
Revenue	$ 1,785	$ 1,852	$ 1,714	$ 1,442	$ 6,793
Gross margin	757	819	731	589	2,896
Business restructuring charges and related expenses, net of reversals(1)	23	182	66	566	837
Net income (loss)	16	(64)	24	(328)	(352)
Earnings (loss) per share — Basic and Diluted	$ 0.03	$ (0.25)	$ 0.06	$ (1.17)	$ (1.33)
Stock price(4):					
High	$ 22.94	$ 19.24	$ 17.06	$ 14.40	$ 22.94
Low	$ 10.00	$ 9.88	$ 10.30	$ 9.39	$ 9.39

(1) These charges represent costs associated with the Company's restructuring plan to improve profitability and business performance as a stand-alone company.

(2) Amount is included in provision (benefit) for income taxes.

(3) Includes a $125 million charge related to the conversion of four million shares of the Series B convertible participating preferred stock and the exercise of warrants in March 2002. The loss per share for both basic and diluted also includes approximately 72.55 million shares of the Company's common stock issued in March 2002 composed of (1) 38.33 million shares issued in connection with the conversion of the Series B preferred stock, (2) 286,682 shares issued upon the exercise of warrants, (3) the sale of 14.38 million shares to the Warburg Entities, and (4) the sale of 19.55 million shares in a public offering.

(4) There were approximately 1,035,892 registered holders of the Company's common stock as of December 12, 2002.

NOTE 20 Subsequent Events (Unaudited)

> Stock Options and Restricted Stock Units Grants

During the period subsequent to September 30, 2002 through December 2, 2002, the Company granted approximately 11.5 million stock options at a weighted average exercise price of $3.02 and 5.2 million restricted stock units at a weighted average market value of $2.98.

> Expanets

The company has had, and continues to have, discussions with Expanets regarding operational issues related to the March 2000 sale to Expanets of the Company's primary distribution function for voice communications systems for small and mid-sized enterprises. Although these issues are unrelated to Expanets' and Northwestern's obligations under the Dealer Credit Agreement, because of the importance to the Company of its relationship with Expanets and the customer base served by Expanets, in December 2002 the Company agreed to extend the term of the Dealer Credit Agreement to February 2003.

> LYONs Exchange Offer

On December 23, 2002, the Company and the Warburg Entities commenced an exchange offer to purchase up to approximately $661 million aggregate principal amount at maturity, or 70%, of the Company's outstanding LYONs. Under the terms of the offer, holders of LYONs may elect to receive, for each LYON exchanged, either (i) $389.61 in cash (the "Cash Consideration") or (ii) a combination of $203.87 in cash plus shares of the Company's common stock (the "Mixed Consideration") having a value equal to $203.87, based on the volume-weighted average trading price of a share of the Company's common stock on the New York Stock Exchange (the "NYSE") during the five trading days ending on and including the second NYSE trading day prior to the expiration of the exchange offer; subject to a maximum of 102 shares and a minimum of 76 shares.

The total amount of cash available for the Cash Consideration and the Mixed Consideration is $200 million, of which no more than $100 million will be paid by the Company and no more than $100 million will be paid by the Warburg Entities. Avaya has the right to determine, subject to these limitations, how much of the consideration paid in cash will be paid by the Company and how much will be paid by the Warburg Entities. The Company will issue all of the shares of common stock.

LYONs tendered for the Mixed Consideration will be accepted for tender first and, subject to the cash usage limitations described above, LYONs tendered for the Cash Consideration will be accepted second. The exchange offer is subject to certain conditions and the Company, acting alone or together with the Warburg Entities, may terminate the offer for any or no reason. The offer will expire at midnight, New York time, on January 22, 2002, unless extended.

In addition, if the Warburg Entities purchase LYONs in the exchange offer (1) the Company will grant the Warburg Entities additional warrants to purchase its common stock; (2) the Company will increase the number of shares of common stock that may be purchased under, and decrease to $0.01 the exercise price of, warrants currently held by the Warburg Entities; (3) the Warburg Entities will convert all LYONs they purchase into shares of common stock that will be determined based on the amount of cash the Warburg Entities use to purchase LYONs in the exchange offer; (4) the Warburg Entities will exercise for cash warrants to purchase a number of shares of the Company's common stock that will be determined based on the amount of cash the Warburg Entities use to purchase LYONs in the exchange offer; and (5) following the exercise described in the clause (4) above, the adjusted exercise price of the unexercised warrants held by the Warburg Entities will be readjusted to the exercise price in effect prior to the commencement of the offer. The intended net effect of the transactions described in clauses (1) through (3) above is that, in consideration for the amount of cash that the Warburg Entities use to purchase LYONs in the exchange offer plus the amount of cash paid to the Company upon exercise of the warrants, the Warburg Entities will receive an aggregate number of shares of the Company's common stock equal to the quotient of (i) the sum of the amount of cash paid by the Warburg Entities use to purchase LYONs in the exchange offer plus the amount of cash that the Warburg Entities to the Company upon exercise of the warrants, divided by (ii) 90% of the volume-weighted trading price of a share of the Company's common stock on the NYSE during the five NYSE trading days ending on and including the second NYSE trading day prior to the expiration of the offer, but in no event less than $1.78 or more than $2.68.

Under the agreement the Company entered into with the Warburg Entities in connection with the exchange offer, the Warburg Entities have the right to nominate one individual for election to the Company's board of directors, which individual may be affiliated with the Warburg Entities. In the event the Warburg Entities pay more than $25 million in exchange for LYONs in the exchange offer, the Warburg Entities will have the right to nominate one individual to the Company's board of directors, which individual may not be affiliated with the Warburg Entities.

Leadership

Board of Directors

Donald K. Peterson
53, Avaya Chairman and
Chief Executive Officer

Bruce R. Bond*
56, former Chairman and Chief Executive Officer of PictureTel Corporation

Mark Leslie
57, Director and
former Chairman and Chief Executive Officer of VERITAS Software Corporation

Philip A. Odeen
67, Chairman and
Director of TRW, Inc.

Daniel C. Stanzione
57, Director of
Quest Diagnostics Incorporated;
former President of
Bell Laboratories and
former Chief Operating Officer of
Lucent Technologies Inc.

Paula Stern
57, President of
The Stern Group, Inc.

Ronald L. Zarrella
53, Chairman and
Chief Executive Officer of
Bausch & Lomb Incorporated

*Nominee

Executive Leadership Team

Donald K. Peterson
Chairman and Chief Executive Officer

Steve Clark
Group Vice President,
Connectivity Solutions

Pamela F. Craven
Senior Vice President,
General Counsel and Secretary

Michael C. Crowley
Vice President, Chief Information Officer

Yvonne M. Curl
Vice President, Chief Marketing Officer

Louis J. D'Ambrosio
Group Vice President,
Worldwide Services

Michael A. Dennis
Senior Vice President, Services Strategy and Business Development

Maryanne DiMarzo
Senior Vice President,
Human Resources

David P. Johnson
Group Vice President, Small and
Medium Business Solutions

Karyn Mashima
Senior Vice President,
Strategy and Technology

Garry K. McGuire, Sr.
Chief Financial Officer and
Senior Vice President, Operations

Charles D. Peiffer
Vice President,
Corporate Controller and
Chief Accountant

Rhonda L. Seegal
Vice President and Treasurer

Ravi Sethi
President, Avaya Labs

Michael C. Thurk
Group Vice President,
Converged Systems and Applications

Sales Leadership Team

Susan W. Bailey
Vice President, Americas

Paul F. Cantwell
Vice President, Small and
Medium Business Solutions

Kevin P. Cook
Vice President, Worldwide Services
Sales and Channels

Averell H. Elliott
Vice President, Global Accounts,
Systems Integrators and Alliances

Elizabeth Garcia
Regional Vice President,
Caribbean and Latin America

Mark R. Leigh
Regional Vice President, Asia Pacific

Patrick Lelorieux
Regional Vice President, Europe,
Middle East and Africa

Mark Uno
Vice President and Managing Director,
Avaya Japan Ltd.

To do business with Avaya, call 1-866-GO-AVAYA.

Corporate Information

Company Headquarters
Avaya Inc.
211 Mount Airy Road
Basking Ridge, NJ 07920
Toll free: (800) 784-6104
Outside the U.S.:
(908) 953-6000
Investor Relations:
(908) 953-7504
www.avaya.com

Avaya Shares
The shares of Avaya Inc. Common Stock are listed on the New York Stock Exchange with the symbol AV.

Annual Meeting of Shareholders
Tuesday, February 25, 2003
9:00 a.m. EST
Raritan Valley Community College
Route 28 and Lamington Road
North Branch, NJ 08876

Transfer Agent and Registrar
Please direct communications regarding individual stock records and address changes to
The Bank of New York at:
Avaya Shareholder Services
P.O. Box 11033
New York, NY 10286-1033

Toll free: (866) 22-AVAYA
International Number:
(718) 361-4119
TDD/TTY Line: (800) 711-7072
E-mail: avshareholders@bankofny.com

Investor Relations Contact
Securities analysts and investors should contact: Derrick Vializ, Vice President, Investor Relations, at the Company's headquarters, or by calling (908) 953-7500.

Annual Report and 10-K Information
Shareholders may obtain, without charge, a copy of the Company's 2002 Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to Investor Relations at the Company's Headquarters.

Independent Accountants
PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019-6013
(646) 471-4000

Note on Trademarks
Avaya™ and all other Avaya trademarks identified by ® or ™ are trademarks of Avaya Inc. Other trademarks are the trademarks of their respective owners, including:

BankBoston is a registered mark of FleetBoston Financial Corporation. CNA is a trade name of CNA Financial Corporation. Dana Brake and Chassis is a trademark of Dana Corporation. Dollar Rent A Car is a trademark of Dollar Rent A Car Systems, Inc. FIFA World Cup is a trademark of FIFA. FORTUNE 500 is a trademark of Time Inc. Freshfields Bruckhaus Deringer is the trademark of Freshfields Bruckhaus Deringer. HomeNet is a trademark of HomeNet, Inc. JetBlue is a trademark of JetBlue Airways Corporation. Linux is a trademark of Linus Torvalds. Liquid Yield Option Notes is a trademark of Merrill Lynch & Co., Inc. Lotus Domino is a trademark of IBM Corporation. Mercedes-Benz is a trademark of DaimlerChrysler AG. Microsoft Exchange and Microsoft Windows 2000 are trademarks of Microsoft Corporation. Pebble Beach Resorts is a trademark of Pebble Beach Company. The Seattle Times is a trademark of The Seattle Times Company. UNIX is a trademark of The Open Group in the United States and other countries.

For more information on Avaya and how we're delivering real results to enterprises around the world, visit us at www.avaya.com

Design: Sequel Studio, New York **Photography:** page 2 Action Images/John Sibley; pages 3,4,5,7,8,9,13 Roy Zipstein; page 6 DaimlerChrysler; page 10 Pat Drickey; Inside back cover Dennis Kleiman

HELPING ENTERPRISES REACH NEW HEIGHTS.

In just three years, JetBlue Airways has won market share and loyal customers with friendly service, unique inflight amenities — and low fares, made possible by some of the airline industry's lowest operating costs. That's where Avaya has been instrumental, providing IP telephony and contact-center technology that help JetBlue operate the industry's only "home reservations" system — nearly all of the carrier's 500+ telephone reservation agents work from home. The solution reduces the company's need for office space and other overhead, while allowing the agents to use the same applications they would use in an office. And it makes for happier agents, who can provide better service and keep JetBlue flying high.

<< DAVID NEELEMAN, CHIEF EXECUTIVE OFFICER
JETBLUE AIRWAYS
FOREST HILLS, NY

